5/24


05008239

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glorious Sun Enterprises

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4581 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/24/05



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Annual Report 2004


JEANSWEST
真維斯


J.NATURAL


SEC MAIL PROCESSING
RECEIVED
MAY 2005
WASH. D.C.
202
SECTION

OUR CORE BUSINESS

Retail, export and manufacture of casual wear apparel

OUR VISION

To become a market leader in casual wear apparel retailing

and

to be one of the best casual wear apparel suppliers

OUR MISSION

Focused on our customers, we endeavour to provide quality products and services with added value. We strive after:

- customer satisfaction;
- staff development;
- reasonable equity return; and
- growth with our business partners,

so as to benefit our community.

CONTENTS

CORPORATE INFORMATION

Directors

Executive
Mr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee

Independent non-executive
Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive
Mr. Lam Lee G.

Company Secretary

Mr. Chan Wing Kan, Archie

Authorised Representatives

Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP

Legal Advisers

Hong Kong
Johnson Stokes & Master

Bermuda
Conyers, Dill & Pearman

Auditors

Ernst & Young
Certified Public Accountants

Principal Share Registrar and Transfer Office

The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor - West
New York, NY 10286
U.S.A.

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business

Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
CALYON
Citibank, N.A.

Website

http://www.glorisun.com

Stock Code

393

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Small Connaught Room, 1/F, Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong on Friday, 13 May 2005 at 11:30 a.m. for the following purposes:

1. To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2004.

2. To declare the final dividend for the year ended 31 December 2004.

3. To elect directors and to fix the directors' remuneration.

4. To appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(A) "THAT:

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c)

NOTICE OF ANNUAL GENERAL MEETING

any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of :

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

NOTICE OF ANNUAL GENERAL MEETING

(B) "THAT:

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(III) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of :

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

NOTICE OF ANNUAL GENERAL MEETING

(C) **"THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution 5(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."

6. To transact any other ordinary business of the Company.

By Order of the Board

Chan Wing Kan, Archie
Company Secretary

Hong Kong, 20 April 2005

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting from Tuesday, 10 May 2005 to Friday, 13 May 2005, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 9 May 2005.

4. Pursuant to bye-law 101 of the Company's Bye-laws, Mr. Chung Shui Ming, Timpson, JP and Mr. Lam Lee G. will retire at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for reappointment. The details and brief biography of each of Mr. Chung Shui Ming, Timpson, JP and Mr. Lam Lee G. are disclosed in the section headed "Directors' and senior management's biographies" in this annual report.

5. Pursuant to bye-law 110(A) of the Company's Bye-laws, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Pau Sze Kee, Jackson will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for reappointment. The details and brief biography of each of Mr. Lau Hon Chuen, Ambrose, JP and Mr. Pau Sze Kee, Jackson are disclosed in the section headed "Directors' and senior management's biographies" and "Directors' interests and short positions in securities" in this annual report.

6. Pursuant to the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

   (i) by the chairman of the meeting; or

   (ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

   (iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

   (iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.



GROUP RESULTS

In the year under review, we experienced the surge of crude oil price and the escalation of interest rate as well as the consequential concerns of the advent of inflation and possible economic slowdown. However, the global economy was quite stable and buoyant. The China Government's austerity to cool down those over invested sectors did not have material adverse impact on the retail sentiment. In the period, downward plunging of price and the uncertainties brought about by the lifting of export quota in 2005 were unfavourable to our export business. Thanks to the Management which was well prepared for this and had gradually shifted our business focus to retailing in the last few years, this adverse impact was minimized and became manageable. In this financial year, the Group's retail operations in both China and Australia performed impressively. Their contribution to the Group's consolidated turnover increased from the previous 55.48% to 63.56% and pushed down the turnover of export business from 38.26% to 31.94%. Although the export sales showed a drop of 9.63%, the profit of the Group attributable to shareholders still grew in double digits. The respective ventures with Quiksilver, Inc. and I.T Group all rolled out smoothly according to the plans and hit their respective operation targets. They implemented the Group's multi-branding strategy, expanded our retail network to Hong Kong and Taiwan, enriched our product and designs as well as the enlargement of our market share. These joint ventures delivered their due shares of contribution.

In the financial year under review, the Group's financial position was sound and solid. Inventory level was healthy. As at 31 December 2004 the net cash in hand increased to HK$1,122,548,000 (2003: HK$929,582,000). The Management opined that with the cash in hand and the available banking facilities, the Group had the financial resources for expansion and strategical acquisitions. For the financial year ended 31 December 2004, the Group made a profit attributable to shareholders of HK$220,075,000 (2003: HK$165,025,000) on a turnover of HK$3,583,751,000 (2003: HK$3,310,309,000) representing increases of 33.36% and 8.26% respectively when compared with last year.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK10.50 cents (2003: HK7.50 cents) per share for the year ended 31 December 2004 at the forthcoming Annual General Meeting to be held on Friday, 13 May 2005. The final dividend amounting to HK$105,061,000, if approved by the shareholders, is expected to be paid on or around Friday, 20 May 2005 to those shareholders whose names appear on the Register of Members on Friday, 13 May 2005.

CHAIRMAN'S STATEMENT

REVIEW OF OPERATIONS

Retailing

In the year under review, the performance of the retail operations performed impressively. As strategically planned, retail has become the primary driving force for the sustainable growth of the Group. Inventory turnover was kept at healthy level. Inventory turnover days were 57 days (2003: 56 days).

The total number of shops in our retail network as at 31 December 2004 was 1,278 (2003: 986) including 473 franchised shops (2003: 269). For the year ended 31 December 2004 total retail sales of HK$2,277,659,000 (2003: HK$1,836,446,000) were registered showing a growth of 24.03% when compared with previous year and accounted for 63.56% of the Group's total turnover.

I. In the PRC

i. *Jeanswest*

The Group's retail operations in the Mainland were focused at the Jeanswest brand. To meet the challenge of stiffening competition, we uplifted our standards in terms of product quality and design. In the period, our commitment in offering value for dollar and good services to our customers has earned their patronage. Brand building was prioritized. Apart from the usual promotions through media and hosting the nation-wide casual wear design competition – Jeanswest Fashion Award and the Jeanswest National Extreme Sports Master Competition, the Group also sponsored the country-wide fashion model contest – Jeanswest National Model Competition so as to elevate the brand recognition. All our stores were touched up and renovated regularly to ensure all visitors would find our shops comfortable and trendy. Spacious flag ship stores were opened in prime locations with heavy traffic to uplift the brand image. The customers' responses and the yield from those larger stores were encouraging. The brand image has thus been enhanced. In this financial year, the Jeanswest retail sales in the Mainland amounted to HK$1,477,645,000 (2003: HK$1,251,322,000) representing an increase of 18.09% when compared with last financial year.

On 31 December 2004, the retail network of Jeanswest in the Mainland comprised 982 shops (2003: 773 shops) including 417 franchised shops (2003: 263 shops) which spread over more than 250 cities.

ii. *GSit*

Pursuant to the joint venture with the I.T Group, a jointly owned and controlled company known as G.S-i.t Limited was formed to market the multi-brand products of the I.T Group exclusively in China except Hong Kong. The development was in line with the expectation of the Management. By the end of the year 2004, the total number of stores in GSit network was 101 including 89 stores in the PRC and 12 stores in Taiwan operated by a joint venture company in which G.S-i.t Limited has 51% equity. Although the GSit business was still in the investment stage, the development trend was encouraging. In the coming year or the year to follow, profit contribution is expected from this operation.

CHAIRMAN'S STATEMENT

iii. *Quiksilver Glorious Sun*

Aiming at the huge market potential for youthful casual lifestyle apparel in the Mainland and Hong Kong, Quiksilver Glorious Sun commenced retailing of Quiksilver and Roxy apparel there. In the year under review, Quiksilver Glorious Sun opened 10 stores, 5 of which in the Mainland and the other 5 in Hong Kong. These stores were situated either in prime shopping area known for trendy lifestyle merchandises or in reputable department stores.

Although the brands were yet to be popularly recognized, business was proceeded as planned to build a sound foundation for future development. Due to the unique designs of the products, the striking visual effects in the stores and the dynamic promotion strategy, the sales in Hong Kong achieved the set target. In the Mainland, consumers started to appreciate the world class status of these brands as well.

2. In Australia

Jeanswest operation in Australia delivered an encouraging result attributed from significant increase in turnover, higher inventory turnover rate and thinner mark downs. Such an impressive achievement was attributable to the seamless coordination for the supply of richer collections of better quality products with trendy touch. The up-graded management information system helped the Management to fine-tune its strategy promptly and accurately to meet with the needs of the ever-changing market and to procure a higher level of satisfaction to our customers in our products and services. The market share of Jeanswest thus has been improved.

The total retail sales in Australia for the financial year ended 31 December 2004 was HK$800,014,000 (2003: HK$585,124,000) representing an increase of 36.73% when compared with last year. As at 31 December 2004 the Australian retail network comprised 185 shops (2003:183 shops) including 6 franchised ones (2003: 6 shops).

Export

In the year under review, the retail sentiment in US was relatively resilient. However, due to the lifting of the quota system by the end of the year and the early slip of the export price, the export market was just dominated by the buyers. Average unit price went down by more than 10%. Although the Management had been tightening cost control to enhance competitiveness in the last few years, export business in the year under review was inevitably affected particularly when the export volume was still bound by the vanishing quote system. For the year ended 31 December 2004 the total turnover of our export operations was HK$1,144,528,000 (2003: HK$1,266,510,000) showing a drop of 9.63% when compared with last year. Its share in the Group's total turnover was 31.94% (2003: 38.26%).

CHAIRMAN'S STATEMENT

Other Businesses

Among other businesses, trading of fabric and quota income were the main items. In the year under review, a turnover of HK$161,564,000 (2003: HK$207,353,000) was recorded showing a decline of 22.08% when compared with last year.

FINANCIAL POSITION

The Group's financial position kept improving during the year under review. Net cash in hand and inventory were both maintained at healthy levels.

In the period, the Group entered into foreign currency forward contracts to hedge its currency risks in Australian dollars. The Group's contingent liabilities mainly comprised export bills discounted with recourse. As at 31 December 2004, the said contingent liabilities were HK$104,086,000 (2003: HK$7,537,000).

HUMAN RESOURCES

As at 31 December 2004, the Group's total number of employees was about 31,000 (2003: 28,000). The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's results and individual performance.

SOCIAL RESPONSIBILITY

In the process of maximizing return for shareholders, we strictly adhere to good practices of a responsible corporation and discharge our social responsibilities accordingly. In the period under review, through the charitable foundation set up by the Management and the voluntary participation of our staff, 11 primary schools in the Mainland had been built as part of the "Long March for Education Project". It marked the beginning of our programme to alleviate poverty in those inner parts of the Mainland.

PROSPECTS

Looking forward to the ensuing year, the Management remains optimistic about our retail business and conservative about our export operations. It is anticipated that the global economy in 2005 might slow down mildly with immaterial impacts on our export operations. However, the uncertainties brought about by the lifting of the quota system will not be cleaned up till the second half of the year. Pricing pressure is expected to continue. The Management therefore takes a cautious and defensive stand in operating our export business. Export sales in the Group's consolidated turnover are expected to be further shrunken.

CHAIRMAN'S STATEMENT

For the ensuing year, economic growths in the Mainland China, Hong Kong, Taiwan and Australia are all expected to continue. The retail sentiments will remain relatively strong. As Jeanswest businesses in both Mainland China and Australia are in the up-trend, a more aggressive expansion strategy will be deployed. Efforts will be made to further elevate our brand image and to pursue firmer and higher customers' loyalty so as to enlarge our market share and to uplift our profitability. GSit has planned to increase the number of stores to 200. It is projected that by the end of the ensuing year, the total number of stores in the Group's networks will increase to about 1,500 stores and retail operations will contribute more to the Group's consolidated turnover.

In the absence of major unforeseeable adverse changes, the Management has confidence to deliver better Group results in 2005.

APPRECIATION

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to the shareholders for their support, and to the Management and staff for their dedicated efforts.

Charles Yeung, JP
Chairman

Hong Kong, 11 April 2005

OPERATION HIGHLIGHTS

RETAIL OPERATION HIGHLIGHTS

	31.12.2004	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
Net sales for the year/period (HK$'000)	**2,277,659**	1,836,446	1,252,698	1,532,257	1,346,586	1,461,228	1,406,889	1,397,638	1,178,039	866,699
Mainland China	**1,477,645**	1,251,322	840,610	1,016,435	822,470	806,223	780,351	795,074	576,140	372,685
Australia & New Zealand	**800,014**	585,124	412,088	515,822	524,116	655,005	626,538	602,564	601,899	494,014
Retail floor area of directly managed shops (sq.ft.)	**729,153**	652,448	639,919	671,327	732,251	655,187	644,489	553,766	394,899	275,361
Mainland China	**522,709**	456,067	452,895	459,332	451,412	436,600	440,838	361,260	219,381	126,969
Australia & New Zealand	**206,444**	196,381	187,024	211,995	280,839	218,587	203,651	192,506	175,518	148,392
Number of sales persons	**6,440**	5,806	5,098	5,121	5,450	4,694	4,869	4,422	3,020	1,915
Mainland China	**5,167**	4,647	4,036	4,160	4,138	3,806	3,971	3,539	2,294	1,316
Australia & New Zealand	**1,273**	1,159	1,062	961	1,312	888	898	883	726	599
Number of employees	**7,819**	7,084	6,212	6,191	6,385	5,716	5,787	5,454	3,843	2,342
Mainland China	**6,417**	5,795	5,032	5,114	4,963	4,701	4,771	4,440	2,976	1,630
Australia & New Zealand	**1,402**	1,289	1,180	1,077	1,422	1,015	1,016	1,014	867	712
Number of directly managed shops	**744**	687	648	667	680	648	604	510	352	247
Mainland China	**565**	510	481	476	460	443	406	325	199	122
Australia & New Zealand	**179**	177	167	191	220	205	198	185	153	125
Number of franchised shops	**423**	269	158	57	29	43	75	79	80	54
Mainland China	**417**	263	152	51	23	37	67	71	72	48
Australia & New Zealand	**6**	6	6	6	6	6	8	8	8	6
Total number of retail shops	**1,167**	956	806	724	709	691	679	589	432	301
Mainland China	**982**	773	633	527	483	480	473	396	271	170
Australia & New Zealand	**185**	183	173	197	226	211	206	193	161	131

OPERATION HIGHLIGHTS

GARMENT MANUFACTURING HIGHLIGHTS

	31.12.2004	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
Sales for the accounting year/period (including sales to retail operation) (HK$'000)	**1,709,528**	1,797,968	1,395,792	1,730,587	1,840,914	1,792,014	1,755,187	1,723,842	1,368,930	1,021,909
Monthly capacity at year/period ended (dozens)	**437,000**	431,000	377,000	346,000	362,000	328,000	301,486	290,000	200,000	175,000
Production floor area (sq.ft.)	**2,172,000**	2,161,000	2,053,000	2,059,000	2,116,000	1,806,000	1,700,000	1,680,000	1,091,700	1,028,800
Number of workers	**22,200**	23,500	21,700	21,400	22,300	21,500	21,000	21,000	16,840	13,500
Percentage of sales to:										
The Group	**32.12%**	26.04%	24.80%	29.07%	23.45%	25.52%	25.72%	39.47%	26.60%	21.80%
Third parties	**67.88%**	73.96%	75.20%	70.93%	76.55%	74.48%	74.28%	60.53%	73.40%	78.20%
US	**55.79%**	57.79%	60.69%	62.71%	68.45%	67.57%	67.84%	57.73%	70.00%	74.90%
Canada	**4.89%**	4.35%	3.46%	2.60%	1.68%	1.29%	1.98%	1.50%	2.60%	2.70%
Others	**7.20%**	11.82%	11.05%	5.62%	6.42%	5.62%	4.46%	1.30%	0.80%	0.60%

FINANCIAL HIGHLIGHTS

OPERATING MARGIN (AFTER FINANCE COSTS)


31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
% 0 2 4 6 8 10 12

OPERATING PROFIT AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS


31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
HK$ Million 0 50 100 150 200 250 300 350

Net profit attributable to shareholders

Operating profit (after finance costs)

BASIC EARNINGS PER SHARE AND DIVIDEND PER SHARE


31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
HK Cents 0 5 10 15 20 25

Dividend per share

Basic earnings per share

WORKING CAPITAL AND SHAREHOLDERS' EQUITY


31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
HK$ Million 0 300 600 900 1200 1500

Shareholders' equity

Working capital

FINANCIAL HIGHLIGHTS

TURNOVER



31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
HK$ Million
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000

TURNOVER BY GEOGRAPHICAL LOCATIONS

(HK$ Million)



Others 93.2
Hong Kong 135.7
Canada 83.7
US 953.7
Australia & New Zealand 806.9
Mainland China 1,510.6

TURNOVER BY ACTIVITIES

(HK$ Million)



1,392.1
524.1
264.5
822.5

31.3.2001



1,196.5
515.8
196.1
1,016.4

31.3.2002

Export Sales

Retail - Mainland China

Retail - Australia & New Zealand

Others



981.7
412.1
202.2
840.6

31.12.2002



1,266.5
585.1
207.4
1,251.3

31.12.2003



1144.5
800.0
161.6
1,477.7

31.12.2004

FINANCIAL HIGHLIGHTS

	12 months ended		9 months ended	12 months ended						
	31.12.2004	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
Turnover (HK$'000)	**3,583,751**	3,310,309	2,436,567	2,924,850	3,003,243	3,030,806	2,931,690	2,652,197	2,381,418	1,847,373
Increase/(decrease) in turnover in percentage	**8.26%**	N/A	N/A	(2.61%)	(0.91%)	3.38%	10.5%	11.4%	28.9%	26.6%
Turnover analysis:										
1. Retail										
a. Mainland China	**1,477,645**	1,251,322	840,610	1,016,435	822,470	806,223	780,351	795,074	576,140	372,685
b. Australia & New Zealand	**800,014**	585,124	412,088	515,822	524,116	655,005	626,538	602,564	601,899	494,014
2. Export	**1,144,528**	1,266,510	981,686	1,196,541	1,392,138	1,334,766	1,303,663	1,043,378	1,004,644	798,694
3. Others	**161,564**	207,353	202,183	196,052	264,519	234,812	221,138	211,181	198,735	181,980
Operating margin (after finance costs) (%)	**9.56%**	9.62%	8.86%	8.03%	10.2%	12.3%	10.1%	10.3%	8.62%	5.59%
Net profit attributable to shareholders (HK$'000)	**220,075**	165,025	128,080	152,765	180,626	237,192	208,073	206,807	165,408	82,275
Increase/(decrease) in net profit attributable to shareholders in percentage	**33.36%**	N/A	N/A	(15.4%)	(23.8%)	14.0%	0.61%	25.0%	101%	139%
Shareholders' equity (HK$'000)	**1,473,060**	1,343,000	1,251,024	1,223,396	1,160,704	1,103,381	940,232	815,924	740,258	225,621
Working capital (HK$'000)	**939,468**	948,369	905,267	879,366	837,717	798,256	600,942	449,509	478,050	41,850
Total liabilities to equity ratio	**1.06**	1.14	1.06	0.93	1.15	1.20	1.37	1.68	1.19	3.28
Net cash/(bank borrowings) to equity ratio	**0.76**	0.69	0.53	0.45	0.34	0.29	0.08	(0.02)	0.16	(0.61)
Current ratio	**1.68**	1.74	1.83	1.96	1.80	1.76	1.57	1.37	1.63	1.06
Inventory turnover (days)	**57**	56	59	61	63	71	80	109	80	67
Return on total assets (%)	**7.26%**	5.74%	4.98%	6.46%	7.22%	9.77%	9.35%	9.47%	10.2%	8.52%
Return on equity (%)	**14.9%**	12.3%	10.2%	12.5%	15.6%	21.5%	22.1%	25.3%	22.3%	36.5%
Return on sales (%)	**6.14%**	4.99%	5.26%	5.22%	6.01%	7.83%	7.10%	7.80%	6.95%	4.45%
Earnings per share (HK cents)										
Basic	**21.99**	16.49	12.80	15.27	18.05	23.71	20.81	20.68	18.65	10.97
Diluted	**21.68**	16.39	N/A	N/A	N/A	23.44	N/A	20.50	N/A	N/A
Dividend per share (HK cents)	**13.20**	10.20	10.20	10.20	10.80	10.80	5.50	10.58	6.30	6.75

Retail Network In China


Heilongjiang
Jilin
Liaoning
Beijing
Hebei
Tianjin
Inner Mongolia
Shanxi
Shandong
Gansu
Xinjiang
Ningxia
Henan
Jiangsu
Shanghai
Shaanxi
Hubei
Anhui
Tibet
Sichuan
Zhejiang
Chongqing
Jiangxi
Hunan
Fujian
Taiwan
Guizhou
Yunnan
Guangxi
Guangdong
Hong Kong
Hainan

Total no. of shops:	**Mainland China**	**1,076**
	The HKSAR	**5**
	Taiwan	**12**
	Total	**1,093**



Rays The Glorious
Investment (BVI) Ltd.
(holding company)
Glorious Sun
Overseas Company Limited
(holding company)
Glorious Sun
Trading (HK) Limited
(holding company)
~ Woven Garment
Manufacturing & Export ~
Hong Kong
Mainland China
Indonesia
~ Apparel Retailing (Quiksilver) ~
Hong Kong
Mainland China
Macau
~ Apparel/ancillary goods
Wholesale & Retailing (I.T) ~
Mainland China
Taiwan
Macau
~ Apparel Wholesale ~
US

Group Business Structure



Glorious Sun Enterprises Ltd.
Glorious Sun Enterprises (BVI) Ltd. (holding company)
Jeanswest (BVI) Ltd. (holding company)
Glorious Sun Industries (BVI) Ltd. (holding company)
Gennon Industries Ltd. (holding company)
~ Apparel Wholesale & Retailing (Jeanswest) ~
Mainland China
Australia
~ Woven Garment Manufacturing & Export ~
Hong Kong
Bangladesh
Mainland China
Philippines
~ Knitted Garment Manufacturing & Export ~
Hong Kong
Bangladesh
Mainland China
Indonesia
Cambodia
~ Woolen Wear Manufacturing ~
Mainland China
~ Woven Fabric Dyeing ~
Mainland China
~ Knitted Fabric Dyeing & Knitting ~
Mainland China
~ Shops Decoration ~
Mainland China
~ Yarn Dyeing ~
Mainland China

Retail Network In Australia



Northern Territory
Queensland
South Australia
New South Wales
Western Australia
Victoria
Tasmania

Total no. of shops: 185

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Company's subsidiaries are engaged in the retailing, export and production of casual wear. The principal activities of the Group have not significantly changed during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2004 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 31 to 87.

An interim dividend of HK2.70 cents per ordinary share was paid on 28 September 2004. The directors recommend the payment of a final dividend of HK10.50 cents per ordinary share in respect of the year, to shareholders on the register of members on 13 May 2005. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the capital and reserves section of the balance sheet.

FINANCIAL SUMMARY

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years/period, as extracted from the audited financial statements and reclassified as appropriate, is set out on pages 88 and 89 of the annual report. This summary does not form part of the audited financial statements.

FIXED ASSETS AND INVESTMENT PROPERTY

Details of movements in the fixed assets and investment property of the Group during the year are set out in notes 14 and 15 to the financial statements, respectively.

SHARE CAPITAL AND SHARE OPTIONS

There were no movements in either the Company's authorised or issued share capital during the year. Details of the movements in the Company's share options during the year, together with the reasons thereof, are set out in note 31 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Bye-laws of the Company or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

REPORT OF THE DIRECTORS

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 32 to the financial statements and in the consolidated summary statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

As at 31 December 2004, the Company's reserves available for cash distribution, as computed in accordance with The Companies Act 1981 of Bermuda (as amended), amounted to HK$999,517,000, of which HK$105,061,000 has been proposed as a final dividend for the year. In addition, the Company's share premium account, in the amount of HK$268,668,000 as at 31 December 2004, may be distributed in the form of fully paid bonus shares.

CHARITABLE CONTRIBUTIONS

During the year, the Group made charitable contributions totalling HK$595,000.

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for less than 30% of the Group's total turnover for the year.

Purchases from the Group's five largest suppliers accounted for less than 30% of the Group's total purchases for the year.

REPORT OF THE DIRECTORS

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive
Mr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee

Independent non-executive
Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP *(appointed on 22/9/2004)*

Non-executive
Mr. Lam Lee G. *(appointed on 22/9/2004)*

In accordance with bye-law 101 of the Company's Bye-laws, Mr. Chung Shui Ming, Timpson, JP and Mr. Lam Lee G. will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

In accordance with bye-law 110(A) of the Company's Bye-laws, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Pau Sze Kee, Jackson will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The Company has received annual confirmation from each of the independent non-executive directors as regards their independence to the Company and considers that each of the independent non-executive directors is independent to the Company.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

REPORT OF THE DIRECTORS

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in the section headed "Connected transactions" below and in note 37 to the financial statements, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at 31 December 2004, the interests or short positions of the directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Name of director	Capacity	No. of shares held	Total	Percentage of shareholding (%)
Mr. Charles Yeung, SBS, JP	Interest of controlled corporations	628,494,000 (1)	628,494,000	62.813
Mr. Yeung Chun Fan	(i) Interest of controlled corporations	628,494,000 (1)		
	(ii) Interest of spouse	6,730,000 (3)	635,224,000	63.485
Mr. Yeung Chun Ho	Interest of a controlled corporation	32,430,000 (2)	32,430,000	3.241
Mr. Pau Sze Kee, Jackson	Beneficial owner	9,370,000	9,370,000	0.936
Mr. Hui Chung Shing, Herman, JP	Beneficial owner	6,250,000	6,250,000	0.625
Ms. Cheung Wai Yee	(i) Beneficial owner	6,730,000 (3)		
	(ii) Interest of spouse	628,494,000 (3)	635,224,000	63.485
Mr. Lau Hon Chuen, Ambrose, GBS, JP	Beneficial owner	956,000	956,000	0.096

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES (Continued)

Notes:

(1) 394,954,000 shares were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, JP and as to 48.066% by Mr. Yeung Chun Fan) and 233,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, JP and as to 48.066% by Mr. Yeung Chun Fan).

(2) 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

(3) Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 628,494,000 shares related to the same block of shares held by two companies controlled by Mr. Yeung Chun Fan.

(4) Details of the interests of directors of the Company in the underlying shares in respect of options granted to them pursuant to the share option scheme adopted by the Company are set out in note 31 to the financial statements.

(5) Interests in the shares and underlying shares in respect of share options are long position.

Save as disclosed above, as at 31 December 2004, none of the directors of the Company had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Divisions 7 and 8 of Part XV of the SFO, as recorded in the register kept by the Company under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from disclosed under the headings "Directors' interests and short positions in securities" above and in the share option scheme disclosure in note 31 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangements to enable the Company's directors or their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SHARE OPTION SCHEME

Concerning the share options granted to the directors, substantial shareholders, employees, suppliers and others, as detailed in note 31 to the financial statements, the directors do not consider it appropriate to disclose a theoretical value of the options granted, because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

REPORT OF THE DIRECTORS

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Executive Directors

Mr. YEUNG Chun Kam, SBS, JP, alias Charles YEUNG, aged 58, is the founder and Chairman of the Group. He is responsible for the Group's business strategies and corporate policies. Mr. Yeung has over 30 years of experience in the garment industry. He was an awardee of the "Young Industrialist Award of Hong Kong" in 1991 and was conferred an honorary doctorate degree by the China Textile University in 1993 and an honorary fellow by The Professional Validation Council of Hong Kong Industries in 2002. Mr. Yeung is a Member of the National Committee of the Chinese People's Political Consultative Conference, the Vice-president of China Association of Enterprises with Foreign Investment, the President of Guangdong Chamber of Foreign Investors and a Vice-chairman of The Chinese General Chamber of Commerce. Mr. Yeung is also an advisory professor of the East China University and the Tianjin Polytechnic University and a visiting professor of the Xi'an Institute of Science and Technology in the Mainland China. Mr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).

Mr. YEUNG Chun Fan, aged 52, is the Vice-chairman and General Manager of the Group which he joined in 1975. Mr. Yeung is an Honorary Fellow Member of the Hong Kong Institution of Textile and Apparel, an advisory professor of the Nanjiang University, the East China University and the Qingdao University, a part-time professor of the Northeastern University and Business School of Jilin University. Mr. Yeung is a Member of the Standing Committee of the Hebei Committee of The Political Consultative Conference, a Vice-president of the China National Garment Association and the Federation of Hong Kong Garment Manufacturers. Mr. Yeung is responsible for the Group's overall business operations. He is a brother of Mr. Charles Yeung and Mr. Yeung Chun Ho. Mr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).

Mr. YEUNG Chun Ho, aged 60, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Yeung has over 25 years of experience in the garment industry. He is responsible for the Group's weaving and dyeing operations as well as the woven apparel manufacturing operations in the Philippines and Bangladesh. Mr. Yeung is a brother of Mr. Charles Yeung and Mr. Yeung Chun Fan.

Mr. PAU Sze Kee, Jackson, aged 53, joined the Group in 1987 and is a Deputy General Manager of the Group. Mr. Pau graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. Before joining the Group, he had worked in several financial institutions and a listed trading company in the United Kingdom for more than 10 years. He is responsible for the Group's retail operations in Australia and the administrative and financial matters of the Group's production operations in the Philippines and Bangladesh.

Mr. HUI Chung Shing, Herman, JP, aged 54, is the Chief Administrator of the Group. He is responsible for the administration, personnel, public relations, staff training and legal matters of the Group. Mr. Hui graduated from the University of Hong Kong with a bachelor's degree in Laws. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and has also been admitted as a solicitor of the Supreme Court of England and Wales and as a solicitor and barrister of the Supreme Court of Victoria, Australia. Before joining the Group in 1995, Mr. Hui was the Group's external legal advisor.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES (Continued)

Executive Directors (Continued)

Ms. CHEUNG Wai Yee, aged 53, joined the Group in 1975 and is responsible for the Group's woven apparel manufacturing and export sales operations as well as assisting in the development of retail business in the Mainland China. Ms. Cheung is the wife of Mr. Yeung Chun Fan.

Independent Non-Executive Directors

Mr. WONG Man Kong, Peter, BBS, JP, aged 56, is a graduate of the University of California at Berkeley in U.S.A. with a bachelor of science degree in Mechanical Engineering (Naval Architecture) and was an awardee of the "Young Industrialist Award of Hong Kong" in 1988. Mr. Wong is the Chairman of M.K. Corporation Ltd., a Director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited, Sun Hung Kai & Co., Ltd., Chinney Investments Limited, Sino Hotels (Holdings) Limited and the Chairman of North West Development Ltd. He is a Deputy of the 10th National People's Congress of the PRC, an Executive Vice Chairman of Hong Kong Pei Hua Education Association, a Vice Chairman of Chamber of Tourism, All-China Federation of Industry & Commerce and a Director of Ji Nan University. He holds title of Honorary Professor in Lanzhou University and The Central University for Nationalities.

Mr. LAU Hon Chuen, alias Ambrose LAU, GBS, JP, aged 57, obtained a bachelor's degree in Laws from the University of London. He is a solicitor and a China-Appointed Attesting Officer. He is also a Member of the Board of the Urban Renewal Authority, a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference, a Member of the Economic and Employment Council and a Director of the Hong Kong Mortgage Corporation Limited.

Mr. CHUNG Shui Ming, Timpson, GBS, JP, aged 53, has been an Independent Non-executive Director and a Member of Audit Committee of the Company since September 2004. Mr. Chung holds a Master of Business Administration Degree and is a Fellow Member of the Hong Kong Institute of Certified Public Accountants and Association of Chartered Certified Accountants. Currently he is an Executive Director and Chief Executive Officer of Shimao China Holdings Limited and Independent Non-executive Director of Stockmartnet Holdings Ltd., Hantec Investment Holdings Limited, Tai Shing International (Holdings) Limited and China Netcom Group Corporation (Hong Kong) Limited. He is also a Member of National Committee of the 10th Chinese People's Political Consultative Conference, a Council Member and the Deputy Chairman of the City University of Hong Kong and a Member of Hong Kong Housing Authority and Chairman of its Finance Sub-Committee.

Non-Executive Director

Mr. LAM Lee G., aged 45, has been a Non-executive Director of the Company since September 2004. He is the President and Chief Executive Officer and Vice Chairman of Chia Tai Enterprises International Limited. He is a Director of True Corporation Public Company Limited, and an Independent Non-executive Director of Rowsley Ltd., Hutchison Global Communications Limited, Hutchison Harbour Ring Limited, Capital Strategic Investment Limited, Shanghai Ming Yuan Holdings Limited, Far East Technology International Limited, and Finet Group Limited.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES (Continued)

Senior Management

Mr. CHOW Hing Ping, aged 56, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Chow is responsible for the administration and financial matters of the production and retail operations of the Group in Hong Kong and the Mainland China.

Mr. FUNG Hing Keng, aged 55, joined the Group in 1978 and is a Deputy General Manager of the Group. Mr. Fung has over 30 years of experience in the garment industry. He is responsible for the woven apparel manufacturing operations in the Mainland China and assists in the development of the retail operations in the same area.

Mr. LEE Fung Tai, aged 57, joined the Group in 1983 and is the head of the knitwear division responsible for production. Mr. Lee has over 30 years of experience in the garment industry. He is a substantial shareholder of the companies under the knitwear division. Mr. Lee is a Member of the Beijing Committee of the Political Consultative Conference.

Mr. LI Fung Lok, aged 55, joined the Group in 1983 and is the head of the knitwear division responsible for administration and export sales. Mr. Li has over 30 years of experience in the garment industry. Mr. Li is a substantial shareholder of the companies under the knitwear division.

Ms. CHEUNG Man Yee, Carmen, aged 54, joined the Group in 1982 and is responsible for the Group's product development and marketing operations. Ms. Cheung graduated from the University of Hawaii in U.S.A. with a bachelor's degree in Arts. Prior to joining the Group, she was the manager of the sales and purchase department in one of the largest department stores in U.S.A. Ms. Cheung is the sister of Ms. Cheung Wai Yee.

Mr. David Joseph BOTTA, aged 45, is the Chief Executive Officer of the Group's retail operations in Australia. Mr. Botta holds a bachelor degree of business studies from the University of Technology in Sydney, Australia. Before joining the Group in 2001, Mr. Botta worked in various retailing and wholesale jobs in Australia and Europe.

Mr. CHAN Wing Kan, Archie, aged 58, took up the position of Company Secretary on 3 February 2005. He has been the Group's business consultant for 25 years. Mr. Chan graduated from the University of New South Wales, Australia with a bachelor's degree in Commerce. He is a Member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in Australia. Mr. Chan has extensive experience in corporate investment and management.

Mr. LAI Man Sum, alias Sam LAI, aged 43, joined the Group in 1991 and is the Chief Accountant of the Group. Mr. Lai graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. He is a fellow of the Association of Chartered Certified Accountants in the United Kingdom and a Member of the Hong Kong Institute of Certified Public Accountants. Before joining the Group, Mr. Lai worked for an international accounting firm and a garment company for many years.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2004, the register kept by the Company under Section 336 of the SFO showed that the following shareholders (other than directors of the Company) had disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Capacity	No. of shares held	Percentage of issued share capital (%)
Glorious Sun Holdings (BVI) Limited	Beneficial owner	394,954,000	39.472
Advancetex Holdings (BVI) Limited	Beneficial owner	233,540,000	23.340

Save as disclosed above, no other parties (other than directors of the Company) disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or were recorded in the register as having an interest or a short position in the shares or underlying shares of the Company as at 31 December 2004.

REPORT OF THE DIRECTORS

CONNECTED TRANSACTIONS

During the year, the Group had the following connected transactions with the following companies:

	Notes	**2004 HK$'000**	2003 HK$'000
Rental expenses paid to:	(i)		
Golden Sunshine Enterprises Limited		**3,980**	4,553
Houtex Investments Limited		**1,177**	1,177
G. S. (Yeungs) Limited		**708**	935
Gantin Limited		**276**	297
Harbour Guide Limited		**2,195**	1,950
Gloryear Management Limited		**681**	707
		9,017	9,619
Management fees paid to:	(iii)		
Golden Sunshine Enterprises Limited		**1,019**	1,034
G. S. Property Management Limited		**276**	276
		1,295	1,310
Sales of garment to:	(ii)		
Jeanswest Corporation (New Zealand) Limited		**7,707**	9,109
Service fees income received from:	(iii)		
Jeanswest Corporation (New Zealand) Limited		**7,775**	6,904

REPORT OF THE DIRECTORS

CONNECTED TRANSACTIONS (continued)

Notes:

(i) The rental expenses were charged with reference to the prevailing open market rentals.

(ii) The sales of garments were made according to terms and conditions comparable to those offered to the major customers of the Group.

(iii) The fees were determined according to the agreements signed between the parties having regard to the cost of services provided.

All of the above companies are controlled by Mr. Charles Yeung, JP, and Mr. Yeung Chun Fan, both of whom are directors of the Company.

The independent non-executive directors of the Company have reviewed and confirmed that all the above transactions with the related companies are in the ordinary and usual course of the Group's business, and that in their opinion, they are on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and in accordance with the terms of the agreements governing the transactions.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

PURCHASE, REDEMPTION OR SALE OF THE COMPANY'S LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has, throughout the accounting period covered by the annual report, complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules which was in force prior to 1 January 2005, except that the non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's Bye-laws.

The Company has adopted the Model Code as the code of conduct regarding securities transactions by the directors. Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard set out in the Model Code.

REPORT OF THE DIRECTORS

AUDIT COMMITTEE

The Company's audit committee is composed of three independent non-executive directors of the Company, Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP. The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the audited financial statements for the year ended 31 December 2004.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Charles Yeung, JP
Chairman

Hong Kong
11 April 2005

REPORT OF THE AUDITORS


ERNST & YOUNG

安永會計師事務所

To the members
Glorious Sun Enterprises Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 31 to 87 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong

11 April 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2004

	Notes	**2004 HK$'000**	2003 HK$'000
TURNOVER	5	**3,583,751**	3,310,309
Cost of sales		**(2,032,440)**	(1,858,585)
GROSS PROFIT		**1,551,311**	1,451,724
Other revenue and gains		**115,999**	80,633
Selling and distribution costs		**(763,654)**	(659,024)
Administrative expenses		**(475,077)**	(440,901)
Other operating expenses		**(77,905)**	(95,615)
PROFIT FROM OPERATING ACTIVITIES	6	**350,674**	336,817
Finance costs	9	**(7,944)**	(18,273)
Share of profits and losses of:			
Jointly-controlled entities		**2,757**	3,085
Associates		**36,840**	42,581
PROFIT BEFORE TAX		**382,327**	364,210
Tax	10	**(107,965)**	(106,690)
PROFIT BEFORE MINORITY INTERESTS		**274,362**	257,520
Minority interests		**(54,287)**	(92,495)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	**220,075**	165,025
DIVIDENDS	12		
Interim		**27,016**	27,016
Proposed final		**105,061**	75,044
		132,077	102,060
EARNINGS PER SHARE	13		
Basic – HK cents		**21.99**	16.49
Diluted – HK cents		**21.68**	16.39

CONSOLIDATED BALANCE SHEET

31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
NON-CURRENT ASSETS			
Fixed assets	14	**518,966**	510,842
Investment property	15	**1,900**	1,650
Interests in jointly-controlled entities	17	**28,336**	25,276
Interests in associates	18	**157,911**	104,101
Permanent quota	19	**-**	1,165
Deferred tax assets	29	**11,887**	-
		719,000	643,034
CURRENT ASSETS			
Inventories	20	**563,206**	511,619
Trade and bills receivables	21	**276,877**	401,134
Prepayments, deposits and other receivables		**184,665**	159,550
Due from related companies	22	**14,977**	1,579
Pledged bank deposits	26	**21,784**	37,217
Cash and bank balances		**1,251,865**	1,121,178
		2,313,374	2,232,277
CURRENT LIABILITIES			
Trade and bills payables	23	**382,689**	408,261
Tax payable		**206,026**	128,654
Other payables and accruals		**659,151**	571,902
Interest-bearing bank and other borrowings	24	**126,040**	175,091
		1,373,906	1,283,908
NET CURRENT ASSETS		**939,468**	948,369
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,658,468**	1,591,403
NON-CURRENT LIABILITIES			
Interest-bearing bank loans	25	**23,017**	50,685
Long term loans from minority shareholders	27	**9,400**	9,400
Finance lease payables	28	**2,044**	3,037
Deferred tax liabilities	29	**1,057**	1,750
		35,518	64,872
MINORITY INTERESTS		**149,890**	183,531
		1,473,060	1,343,000

CONSOLIDATED BALANCE SHEET (CONTINUED)

31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
CAPITAL AND RESERVES			
Issued capital	30	**100,058**	100,058
Reserves	32	**1,267,941**	1,167,898
Proposed final dividend	12	**105,061**	75,044
		1,473,060	1,343,000

Charles Yeung, JP
Director

Yeung Chun Fan
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2004

	Notes	**2004 HK$'000**	2003 HK$'000
Total equity at beginning of year		**1,343,000**	1,251,024
Exchange differences realised upon disposal of a jointly-controlled entity	32	**-**	1,293
Net surplus on revaluation of land and buildings	32	**4,348**	–
Exchange differences on translation of the financial statements of foreign entities	32	**7,697**	27,718
Net gains not recognised in the consolidated profit and loss account		**12,045**	27,718
Net profit from ordinary activities attributable to shareholders	32	**220,075**	165,025
Dividends paid	12, 32	**(102,060)**	(102,060)
		130,060	91,976
Total equity at end of year		**1,473,060**	1,343,000

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**382,327**	364,210
Adjustments for:			
Finance costs	9	**7,944**	18,273
Share of profits and losses of jointly-controlled entities and associates		**(39,597)**	(45,666)
Interest income	6	**(14,451)**	(11,656)
Depreciation	6	**111,820**	104,397
Amortisation of permanent quota	6	**2,085**	2,030
Impairment of fixed assets	6	**1,094**	6,372
Reversal of impairment of interests in a jointly-controlled entity	6	**-**	(300)
Provision/(reversal of provision) for inventory obsolescence	6	**(17,758)**	3,524
Provision for a loan to an associate	6	**-**	8,282
Loss on disposal of fixed assets	6	**7,113**	5,953
Gain on disposal of permanent quota	6	**(42)**	(2,466)
Loss on disposal of a jointly-controlled entity	6	**-**	80
Loss on disposal of an associate	6	**714**	-
Net revaluation deficit on land and buildings	6	**1,295**	-
Revaluation surplus on an investment property	6	**(250)**	-
Effect of foreign exchange rate changes, net		**4,235**	20,373
Operating profit before working capital changes		**446,529**	473,406
Decrease in amounts due from jointly-controlled entities		**1,051**	1,227
Increase/(decrease) in amounts due to jointly-controlled entities		**(4,376)**	3,531
Decrease/(increase) in amounts due from associates		**2,802**	(1,722)
Decrease in amounts due to associates		**(7,213)**	(672)
Decrease/(increase) in inventories		**(33,829)**	11,326
Decrease/(increase) in trade and bills receivables		**124,257**	(18,831)
Increase in prepayments, deposits and other receivables		**(24,755)**	(1,715)
Increase in amounts due from related companies		**(13,398)**	(1,579)
Increase/(decrease) in trade and bills payables		**(25,572)**	33,429
Increase in other payables and accruals		**87,249**	116,820
Cash generated from operations		**552,745**	615,220
Interest received		**14,451**	11,656
Interest paid	9	**(7,819)**	(17,952)
Interest element on finance lease rental payments	9	**(125)**	(321)
Dividend received from jointly-controlled entities		**1,694**	9,503
Dividend received from associates		**13,623**	14,674
Hong Kong profits tax paid		**(13,353)**	(21,012)
Overseas taxes paid		**(12,224)**	(5,128)
Net cash inflow from operating activities		**548,992**	606,640

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

Year ended 31 December 2004

	Notes	**2004 HK$'000**	2003 HK$'000
Net cash inflow from operating activities		**548,992**	606,640
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets		**(123,520)**	(135,300)
Additions to permanent quota	19	**(920)**	(1,684)
Proceeds from disposal of fixed assets		**2,720**	4,686
Proceeds from disposal of permanent quota		**42**	2,466
Investments in jointly-controlled entities		**-**	(12,540)
Investments in associates		**(1,275)**	(1,015)
Disposal of an associate		**600**	-
Disposal of a jointly-controlled entity		**-**	2,801
Advances of loans to associates		**(43,032)**	(20,000)
Decrease in pledged bank deposits		**15,433**	4,489
Net cash outflow from investing activities		**(149,952)**	(156,097)
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		**39,210**	217,841
Repayment of bank loans		**(93,045)**	(252,863)
Capital element of finance lease rental payments		**(1,938)**	(1,726)
Capital contributed by a minority shareholder		**496**	94
Dividends paid		**(102,060)**	(102,060)
Dividends paid to minority shareholders		**(89,821)**	(71,080)
Increase/(decrease) in trust receipt loans		**(26,029)**	16,179
Net cash outflow from financing activities		**(273,187)**	(193,615)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**125,853**	256,928
Cash and cash equivalents at beginning of year		**1,111,431**	848,991
Effect of foreign exchange rate changes, net		**1,954**	5,512
CASH AND CASH EQUIVALENTS AT END OF YEAR		**1,239,238**	1,111,431
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**1,251,865**	1,121,178
Bank overdrafts	25	**(12,627)**	(9,747)
		1,239,238	1,111,431

BALANCE SHEET

31 December 2004

	Notes	**2004 HK$'000**	2003 HK$'000
NON-CURRENT ASSET			
Interest in a subsidiary	16	**770,899**	726,056
CURRENT ASSETS			
Other receivables		**453**	360
Cash and bank balances		**597,031**	559,375
		597,484	559,735
CURRENT LIABILITIES			
Other payables and accruals		**140**	129
NET CURRENT ASSETS		**597,344**	559,606
		1,368,243	1,285,662
CAPITAL AND RESERVES			
Issued capital	30	**100,058**	100,058
Reserves	32	**1,163,124**	1,110,560
Proposed final dividend	12	**105,061**	75,044
		1,368,243	1,285,662

Charles Yeung, JP
Director

Yeung Chun Fan
Director

NOTES TO FINANCIAL STATEMENTS

31 December 2004

1. CORPORATE INFORMATION

The head office and principal place of business of Glorious Sun Enterprises Limited is located at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

During the year, the Group was engaged in the retailing, export and production of casual wear.

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of an investment property and certain fixed assets, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for year ended 31 December 2004. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture company;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company; or

(d) a long term investment, if the Group holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life. In the case of associates and jointly-controlled entities, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business combinations", goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of the SSAP that permitted such goodwill to remain eliminated against consolidated reserves. Goodwill on acquisitions subsequent to the adoption of the SSAP is treated according to the SSAP 30 goodwill accounting policy above.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Negative goodwill

Negative goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

In the case of associates and jointly-controlled entities, any negative goodwill not yet recognised in the consolidated profit and loss account is included in the carrying amount thereof, rather than as a separately identified item on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business combinations", negative goodwill arising on acquisitions was credited to the capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of the SSAP that permitted such negative goodwill to remain credited to the capital reserve. Negative goodwill on acquisitions subsequent to the adoption of the SSAP is treated according to the SSAP 30 negative goodwill accounting policy above.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant reserves as appropriate. Any attributable negative goodwill previously credited to the capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use and its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Fixed assets and depreciation

Fixed assets, other than investment properties and construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Land and buildings are stated at valuation. It is the Group's policy to review regularly the carrying value of land and buildings, and an adjustment is made where there has been a material change in value. Independent professional valuations are performed when appropriate.

Changes in the values of fixed assets, other than investment properties, are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed assets and depreciation (Continued)

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold land	Over the lease terms
Freehold land	Nil
Buildings	1.67% – 5% or over the terms of the leases, whichever is shorter
Leasehold improvements	20% – 25% or over the terms of the leases, whichever is shorter
Plant and machinery	10% – 25%
Furniture, fixtures and office equipment	10% – 33%
Motor vehicles	20% – 30%

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential, any rental income being negotiated at arm's length. Such properties are not depreciated and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year.

Changes in the values of investment properties are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leased assets

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Textile quota entitlements

Temporary textile quota entitlements purchased from outside parties are charged to the profit and loss account at the time of utilisation, or in the absence of such utilisation, upon the expiry of the relevant utilisation period. Profit arising from disposal of temporary textile quota entitlements is recognised upon execution of a legally binding, unconditional and irrevocable transfer to a third party.

Permanent textile quota entitlements ("permanent quota") are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of one to three years. Revenue arising from temporary transfer of permanent quota is recognised upon execution of a legally binding, unconditional and irrevocable transfer to a third party. The gain or loss on disposal or retirement of permanent quota recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant permanent quota.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out and weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents (Continued)

For the purpose of the balance sheet, cash and bank balances comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax (Continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) commission income, when the services are rendered;

(c) from the temporary transfer of permanent quota, upon execution of a legally binding, unconditional and irrevocable transfer to a third party;

(d) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

(e) rental income, on a time proportion basis over the lease terms; and

(f) dividend income, when the shareholders' right to receive payment has been established.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

With respect to investments in certain overseas subsidiaries which are financed by way of loans that are not repayable in the foreseeable future, rather than equity, the resulting exchange differences on translation of the loans are included in the exchange fluctuation reserve. In the opinion of the directors, such loans are for practical purposes as permanent as equity and, accordingly, are treated as part of the Company's net investments in those subsidiaries.

On consolidation, the financial statements of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars at the weighted average exchange rates for the year, and their balance sheets are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's bye-laws grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

Prior to the MPF Scheme becoming effective, the Group operated two defined contribution retirement benefits schemes for its employees, the assets of which are held separately from those of the Group in independently administered funds. Under one of the schemes, contributions payable by the employers and employees were suspended in January 1994, but the administrator continues to manage and invest the assets of the scheme and to make payments to employees in accordance with the rules of the scheme. Under the other scheme, contributions are made based on a percentage of the eligible employees' salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the scheme. When an employee leaves the scheme prior to his/her interest in the Group employer contribution vesting fully, the ongoing contributions payable by the Group may be reduced the relevant amount of forfeited contribution. This scheme is still operating after 1 December 2000.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to the profit and loss account as they become payable in accordance with rules of the central pension scheme.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits (Continued)

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) retail operations segment engages in the retailing of casual wear;

(b) export operations segment manufactures and exports apparel; and

(c) the "others" segment comprises, principally, the trading of fabric and other businesses.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

There were no inter-segment sales and transfers during the year (2003: Nil).

NOTES TO FINANCIAL STATEMENTS

31 December 2004

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments.

Group

	Retail operations		Export operations		Others		Consolidated	
	2004 HK$'000	2003 HK$'000	**2004 HK$'000**	2003 HK$'000	**2004 HK$'000**	2003 HK$'000	**2004 HK$'000**	2003 HK$'000
Segment revenue:								
Sales to external customers	**2,277,659**	1,836,446	**1,144,528**	1,266,510	**161,564**	207,353	**3,583,751**	3,310,309
Other revenue and gains	**33,785**	12,016	**51,383**	42,922	**14,170**	11,403	**99,338**	66,341
Total	**2,311,444**	1,848,462	**1,195,911**	1,309,432	**175,734**	218,756	**3,683,089**	3,376,650
Segment results	**218,945**	164,318	**102,121**	143,988	**33,503**	41,233	**354,569**	349,539
Interest income and unallocated revenue							**16,661**	14,292
Unallocated expenses							**(20,556)**	(27,014)
Profit from operating activities							**350,674**	336,817
Finance costs							**(7,944)**	(18,273)
Share of profits and losses of:								
Jointly-controlled entities	**-**	-	**871**	389	**1,886**	2,696	**2,757**	3,085
Associates	**(11,973)**	(1,103)	**48,813**	43,684	**-**	-	**36,840**	42,581
Profit before tax							**382,327**	364,210
Tax							**(107,965)**	(106,690)
Profit before minority interests							**274,362**	257,520
Minority interests							**(54,287)**	(92,495)
Net profit from ordinary activities attributable to shareholders							**220,075**	165,025

NOTES TO FINANCIAL STATEMENTS

31 December 2004

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments (Continued)

Group

	Retail operations		Export operations		Others		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment assets	**678,041**	550,746	**674,502**	825,599	**194,066**	198,033	**1,546,609**	1,574,378
Interests in jointly-controlled entities	**-**	-	**11,173**	7,320	**17,163**	17,956	**28,336**	25,276
Interests in associates	**44,029**	13,174	**113,882**	90,927	**-**	-	**157,911**	104,101
Unallocated assets							**1,299,518**	1,171,556
Total assets							**3,032,374**	2,875,311
Segment liabilities	**455,258**	360,831	**374,862**	377,256	**213,451**	236,301	**1,043,571**	974,388
Unallocated liabilities							**365,853**	374,392
Total liabilities							**1,409,424**	1,348,780
Other segment information:								
Depreciation and amortisation	**55,334**	49,101	**51,376**	52,351	**7,195**	4,975	**113,905**	106,427
Net impairment/(reversal of impairment) recognised in the profit and loss account	**-**	-	**1,094**	6,104	**-**	(32)	**1,094**	6,072
Net deficit/(surplus) on revaluation recognised in the profit and loss account	**-**	-	**(505)**	-	**1,550**	-	**1,045**	-
Other non-cash expenses/(income)	**5,593**	18,062	**(18,849)**	221	**3,325**	(444)	**(9,931)**	17,839
Capital expenditure	**84,430**	63,774	**26,386**	59,060	**13,624**	14,150	**124,440**	136,984
Net surplus on revaluation recognised directly in equity	**-**	-	**4,302**	-	**46**	-	**4,348**	-

4. SEGMENT INFORMATION (CONTINUED)

(b) Geographical segments

The following tables present revenue, certain asset and expenditure information for the Group's geographical segments.

Group

	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	2004	**2004**	**2004**	**2004**	**2004**	**2004**	**2004**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**
Segment revenue:							
Sales to external customers	**1,510,634**	**135,643**	**953,691**	**806,926**	**83,646**	**93,211**	**3,583,751**
Other segment information:							
Segment assets	**976,214**	**55,099**	**127,862**	**205,069**	**9,829**	**172,536**	**1,546,609**
Capital expenditure	**80,755**	**1,854**	**-**	**38,759**	**-**	**3,072**	**124,440**
	2003	2003	2003	2003	2003	2003	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue:							
Sales to external customers	1,315,590	127,696	1,039,061	594,338	78,230	155,394	3,310,309
Other segment information:							
Segment assets	844,326	69,851	229,920	166,676	16,951	246,654	1,574,378
Capital expenditure	80,652	1,322	-	34,210	-	20,800	136,984

5. TURNOVER

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, but excludes intra-group transactions, and revenue from the temporary transfer of permanent quota.

Revenue from the following activities has been included in turnover:

	Group	
	2004	2003
	HK$'000	HK$'000
Retailing of casual wear	**2,277,659**	1,836,446
Export of apparel	**1,144,528**	1,266,510
Trading of fabric and other businesses	**161,564**	207,353
Turnover	**3,583,751**	3,310,309

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

		Group	
		2004	2003
	Notes	**HK$'000**	HK$'000
Cost of inventories sold*		**2,032,440**	1,858,585
Depreciation	14	**111,820**	104,397
Amortisation of permanent quota**	19	**2,085**	2,030
Minimum lease payments under operating leases:			
Land and buildings		**321,830**	275,569
Plant and machinery		**592**	1,827
		322,422	277,396

NOTES TO FINANCIAL STATEMENTS

31 December 2004

6. PROFIT FROM OPERATING ACTIVITIES (CONTINUED)

		Group	
	Notes	**2004 HK$'000**	2003 HK$'000
Auditors' remuneration		**4,886**	3,865
Staff costs (including directors' remuneration, note 7):			
Wages and salaries		**624,933**	552,373
Pension scheme contributions		**16,443**	13,816
Less: Forfeited contributions		**(399)**	(375)
Net pension scheme contributions***		**16,044**	13,441
Total staff costs		**640,977**	565,814
Impairment of fixed assets	14	**1,094**	6,372
Reversal of impairment of interests in a jointly-controlled entity		**-**	(300)
Loss on disposal of fixed assets		**7,113**	5,953
Net revaluation deficit on land and buildings	14	**1,295**	-
Revaluation surplus on an investment property	15	**(250)**	-
Exchange losses/(gains), net		**(17,508)**	8,763
Gain on disposal of permanent quota		**(42)**	(2,466)
Loss on disposal of an associate		**714**	-
Loss on disposal of a jointly-controlled entity		**-**	80
Interest income		**(14,451)**	(11,656)
Provision/(reversal of provision) for inventory obsolescence		**(17,758)**	3,524
Provision for a loan to an associate		**-**	8,282
Gross rental income from an investment property		**(204)**	(204)
Less: Outgoings		**9**	9
Net rental income from an investment property		**(195)**	(195)

* The cost of inventories sold and the cost of sales include the reversal of provision for inventory obsolescence of HK$17,758,000 (2003: provision for inventory obsolescence of HK$3,524,000).

** The amortisation of permanent quota for the year is included in "Cost of sales" on the face of the consolidated profit and loss account.

*** As at 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2003: Nil).

NOTES TO FINANCIAL STATEMENTS

31 December 2004

7. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Fees:		
Executive directors	**-**	–
Independent non-executive directors	**250**	200
	250	200
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	**6,246**	6,398
Discretionary bonuses	**7,412**	5,706
Pension scheme contributions	**261**	261
	13,919	12,365

The number of directors whose remuneration fell within the following bands is as set out below:

	Number of directors	
	2004	2003
Nil – HK$1,000,000	**5**	3
HK$1,000,001 – HK$1,500,000	**2**	1
HK$1,500,001 – HK$2,000,000	**1**	2
HK$3,500,001 – HK$4,000,000	**-**	2
HK$4,000,001 – HK$4,500,000	**1**	–
HK$5,000,001 – HK$5,500,000	**1**	-
	10	8

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2003: three) directors, details of whose remuneration are set out in note 7 above. Details of the remuneration of the remaining three (2003: two) non-director, highest paid employees for the year are as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	**5,003**	2,488
Discretionary bonuses	**3,239**	2,907
Pension scheme contributions	**132**	89
	8,374	5,484

The number of non-director, highest paid employees whose remuneration fell within the following bands is as set out below:

	Number of employees	
	2004	2003
HK$2,000,001 – HK$2,500,000	**1**	–
HK$2,500,001 – HK$3,000,000	**1**	2
HK$3,000,001 – HK$3,500,000	**1**	–
	3	2

9. FINANCE COSTS

	Group	
	2004	2003
	HK$'000	HK$'000
Interest on bank loans and overdrafts wholly repayable within five years	**7,819**	17,952
Interest on finance leases	**125**	321
Total finance costs	**7,944**	18,273

NOTES TO FINANCIAL STATEMENTS

31 December 2004

10. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2004 **HK$'000**	2003 HK$'000
Group:		
Current – Hong Kong		
Charge for the year	**23,568**	15,106
Under/(over)-provision in prior years	**(237)**	3,003
Current – Elsewhere	**79,445**	76,708
Deferred (note 29)	**(12,580)**	(269)
	90,196	94,548
Share of tax attributable to:		
Jointly-controlled entities	**963**	294
Associates	**16,806**	11,848
	17,769	12,142
Total tax charge for the year	**107,965**	106,690

NOTES TO FINANCIAL STATEMENTS

31 December 2004

10. TAX (CONTINUED)

A reconciliation of the tax expense applicable to profit before tax, using the statutory rate for the country in which the Company and the majority of its subsidiaries, jointly-controlled entities and associates are domiciled to the tax expense at the Group's effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate is as follows:

	Group			
	2004		2003	
	HK$'000	**%**	HK$'000	%
Profit before tax	**382,327**		364,210	
Tax at the statutory tax rate	**66,907**	**17.5**	63,737	17.5
Higher tax rates of other countries	**56,291**	**14.7**	39,335	10.8
Adjustments in respect of current tax of previous periods	**(237)**	**(0.1)**	3,003	0.8
Income not subject to tax	**(9,934)**	**(2.6)**	(4,075)	(1.1)
Expenses not deductible for tax	**4,935**	**1.3**	816	0.2
Tax losses utilised from previous periods	**(16,698)**	**(4.4)**	(4)	0.0
Tax losses not recognised	**6,701**	**1.8**	3,878	1.1
Tax charge at the Group's effective rate	**107,965**	**28.2**	106,690	29.3

Under the People's Republic of China (the "PRC") income tax law, companies with operations in the PRC are subject to corporate income tax ("CIT") at a rate of 33% on the taxable income.

Sino-foreign equity joint ventures are subject to the State CIT rate of 30% and the local CIT rate at 3%. As regards State CIT, they are entitled to full exemption from such tax for the first two/three years and 50% reduction in the next three/four years, commencing from the first profitable year.

The tax rate applicable to subsidiaries established and operating in Australia is 30%. Provision for Australian income tax has been made on the estimated assessable profits arising in Australia for the year.

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 dealt with in the financial statements of the Company was HK$184,641,000 (2003: HK$137,503,000) (note 32).

NOTES TO FINANCIAL STATEMENTS

31 December 2004

12. DIVIDENDS

	2004 **HK$'000**	2003 HK$'000
Interim – HK2.70 cents (2003: HK2.70 cents) per ordinary share based on 1,000,584,000 shares – note 32	**27,016**	27,016
Proposed final – HK10.50 cents (2003: HK7.50 cents) per ordinary share based on 1,000,584,000 shares – note 32	**105,061**	75,044
	132,077	102,060

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$220,075,000 (2003: HK$165,025,000) and 1,000,584,000 (2003: 1,000,584,000) ordinary shares in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2004 is based on the net profit from ordinary activities attributable to shareholders of HK$220,075,000 (2003: HK$165,025,000). The weighted average number of ordinary shares used in the calculation is the 1,000,584,000 (2003: 1,000,584,000) ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 14,549,869 (2003: 6,492,898) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the year.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

14. FIXED ASSETS

Group

	Land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Cost or valuation:							
At 1 January 2004	124,007	252,388	415,880	262,119	45,768	108	1,100,270
Additions	94	40,053	31,244	39,029	5,632	7,865	123,917
Disposals	(2,394)	(55,403)	(16,035)	(20,311)	(5,250)	-	(99,393)
Transfers	2,142	485	-	-	-	(2,627)	-
Deficit on revaluation	(974)	-	-	-	-	-	(974)
Exchange realignment	(4)	(2)	746	5,965	231	-	6,936
At 31 December 2004	122,871	237,521	431,835	286,802	46,381	5,346	1,130,756
Analysis of cost or valuation:							
At cost	-	237,521	431,835	286,802	46,381	5,346	1,007,885
At valuation	122,871	-	-	-	-	-	122,871
At 31 December 2004	122,871	237,521	431,835	286,802	46,381	5,346	1,130,756
Accumulated depreciation and impairment:							
At 1 January 2004	5,330	165,433	218,302	169,468	30,895	-	589,428
Provided during the year	3,863	30,984	41,093	31,094	4,786	-	111,820
Impairment/(reversal of impairment) recognised in the profit and loss account during the year	(2,027)	(100)	3,922	(445)	(256)	-	1,094
Disposals	(1,048)	(53,536)	(13,353)	(16,959)	(4,664)	-	(89,560)
Written back on revaluation	(6,118)	-	-	-	-	-	(6,118)
Exchange realignment	-	(1)	651	4,367	109	-	5,126
At 31 December 2004	-	142,780	250,615	187,525	30,870	-	611,790
Net book value:							
At 31 December 2004	122,871	94,741	181,220	99,277	15,511	5,346	518,966
At 31 December 2003	118,677	86,955	197,578	92,651	14,873	108	510,842

14. FIXED ASSETS (CONTINUED)

The net book value of fixed assets under finance leases at 31 December 2004 amounted to HK$3,250,000 (2003: HK$4,551,000).

The Group's land and buildings were revalued at 31 December 2004, individually by DTZ Debenham Tie Leung Limited, S.F. Ahmed & Co and PT Saptasentra Jasa Pradana, independent professionally qualified valuers, at an aggregate open market value of HK$122,871,000 based on their existing use. A revaluation surplus, after taking into account of minority interest effect, of HK$4,348,000 and revaluation deficits aggregating HK$1,295,000, resulting from the above valuations, have been credited to the asset revaluation reserve and charged to the profit and loss account, respectively.

Had these land and buildings been carried at historical cost less accumulated depreciation and impairment losses, their carrying amounts would have been approximately HK$99,357,000.

The Group's land and buildings at valuation included above are held under the following lease terms:

	Hong Kong HK$'000	Elsewhere HK$'000	Total HK$'000
Freehold	–	9,525	9,525
Long term leases	–	79,212	79,212
Medium term leases	2,400	31,734	34,134
	2,400	120,471	122,871

At 31 December 2004, certain of the Group's land and buildings with an aggregate net book value of HK$2,400,000 (2003: HK$6,049,000) and plant and machinery with an aggregate net book value of HK$8,034,000 (2003: HK$28,750,000), were pledged to secure banking facilities granted to the Group (*note 26*).

15. INVESTMENT PROPERTY

	Group	
	2004 HK$'000	2003 HK$'000
At beginning of year	**1,650**	1,650
Surplus on revaluation	**250**	–
At end of year	**1,900**	1,650

The Group's investment property is situated in Hong Kong and is held under a medium term lease.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

15. INVESTMENT PROPERTY (CONTINUED)

The Group's investment property was revalued on 31 December 2004 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, at HK$1,900,000 on an open market, existing use basis. The investment property is leased to third parties under operating leases, further summary details of which are included in note 35(a) to the financial statements. The particulars of the Group's investment property are as follows:

Location	Use	Tenure	Percentage of interest attributable to the Group
Workshop Nos.1, 2, 3 and 5 10th Floor, International Trade Centre No. 11 Sha Tsui Road Tsuen Wan New Territories, Hong Kong	Industrial	Medium term lease	60%

16. INTEREST IN A SUBSIDIARY

	Company	
	2004 **HK$'000**	2003 HK$'000
Unlisted shares, at cost	**377,717**	377,717
Due from a subsidiary	**438,182**	393,339
	815,899	771,056
Provision for impairment	**(45,000)**	(45,000)
	770,899	726,056

The amount due from a subsidiary is unsecured, interest-free and has no fixed terms of repayment.

Particulars of the principal subsidiaries are set out in note 38 to the financial statements.

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**46,865**	47,130
Due from jointly-controlled entities	**308**	1,359
Due to jointly-controlled entities	**(10,695)**	(15,071)
	36,478	33,418
Provision for impairment	**(8,142)**	(8,142)
	28,336	25,276

The balances with jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal jointly-controlled entities are set out in note 39 to the financial statements.

18. INTERESTS IN ASSOCIATES

	Group	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**111,619**	105,252
Due from associates	**1,170**	3,972
Due to associates	**(9,628)**	(16,841)
Loans to associates	**63,032**	20,000
Less: Provision for a loan to an associate	**(8,282)**	(8,282)
	157,911	104,101

The balances with associates and loans to associates are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal associates are set out in note 40 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

19. PERMANENT QUOTA

	Group
	HK$'000
Cost:	
At 1 January 2004	**111,120**
Additions	**920**
Disposals	**(42)**
At 31 December 2004	**111,998**
Accumulated amortisation and impairment:	
At 1 January 2004	**109,955**
Amortisation provided during the year	**2,085**
Disposals	**(42)**
At 31 December 2004	**111,998**
Net book value:	
At 31 December 2004	**-**
At 31 December 2003	1,165

20. INVENTORIES

	Group	
	2004	2003
	HK$'000	HK$'000
Raw materials	**95,765**	146,217
Work in progress	**115,262**	57,906
Finished goods	**352,179**	307,496
	563,206	511,619

No inventories were carried at net realisable value as at the balance sheet date (2003: Nil).

At 31 December 2004, certain of the Group's inventories with an aggregate carrying amount of HK$86,270,000 (2003: HK$84,844,000) were pledged to secure banking facilities granted to the Group (note 26).

21. TRADE AND BILLS RECEIVABLES

The trade and bills receivables include trade receivables, net of provision for doubtful debts, of HK$148,958,000 (2003: HK$141,841,000) and bills receivable of HK$127,919,000 (2003: HK$259,293,000). The bills receivable were aged less than four months at the balance sheet date for the year. An aged analysis of the trade receivables is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Less than 4 months	**136,485**	131,431
4 – 6 months	**9,980**	7,425
Over 6 months	**2,493**	2,985
	148,958	141,841

The Group allows an average credit period of 45 days to its trade customers.

22. DUE FROM RELATED COMPANIES

Particulars of the amounts due from related companies disclosed pursuant to section 161B of the Hong Kong Companies Ordinance are as follows:

Group

Name	**Balance at 31 December 2004 HK$'000**	Maximum outstanding during the year HK$'000	Balance at 1 January 2004 HK$'000
Jeanswest Corporation (New Zealand) Limited	**14,076**	14,076	1,203
G.S. Property Management Limited	**583**	754	50
Golden Sunshine Enterprises Limited	**124**	125	93
Harbour Guide Limited	**107**	257	129
Gloryear Management Limited	**87**	239	104
	14,977	15,451	1,579

All of the above companies are controlled by Mr. Charles Yeung, JP, and Mr. Yeung Chun Fan, both of whom are directors of the Company.

The amounts due from related companies are unsecured, interest-free and have no fixed terms of repayment.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

23. TRADE AND BILLS PAYABLES

The trade and bills payables include trade payables of HK$306,022,000 (2003: HK$291,523,000). An aged analysis of the trade payables is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Less than 4 months	**293,051**	276,012
4 – 6 months	**4,590**	7,705
Over 6 months	**8,381**	7,806
	306,022	291,523

24. INTEREST-BEARING BANK AND OTHER BORROWINGS

		Group	
		2004	2003
	Notes	**HK$'000**	HK$'000
Bank overdrafts	25	**12,627**	9,747
Current portion of bank loans	25	**85,149**	110,651
Trust receipt loans	25	**26,605**	52,634
Interest-bearing bank borrowings	25	**124,381**	173,032
Current portion of finance lease payables	28	**1,659**	2,059
		126,040	175,091

NOTES TO FINANCIAL STATEMENTS

31 December 2004

25. INTEREST-BEARING BANK LOANS AND OVERDRAFTS

	Group	
	2004	2003
	HK$'000	HK$'000
Bank overdrafts:		
Secured	**7,787**	732
Unsecured	**4,840**	9,015
	12,627	9,747
Bank loans:		
Secured	**83,491**	119,373
Unsecured	**24,675**	41,963
	108,166	161,336
Trust receipt loans:		
Secured	**26,605**	52,634
	147,398	223,717
Analysed by repayment term:		
Bank overdrafts repayable on demand – note 24	**12,627**	9,747
Trust receipt loans repayable within one year – note 24	**26,605**	52,634
Bank loans repayable:		
Within one year – note 24	**85,149**	110,651
In the second year	**11,600**	19,611
In the third to fifth years, inclusive	**11,417**	31,074
	108,166	161,336
Total bank loans and overdrafts	**147,398**	223,717
Portion classified as current liabilities – note 24	**(124,381)**	(173,032)
Long term portion	**23,017**	50,685

NOTES TO FINANCIAL STATEMENTS

31 December 2004

26. BANKING FACILITIES

Certain of the Group's banking facilities are secured by:

(i) Mortgages over certain of the Group's land and buildings which had an aggregate net book value at the balance sheet date of HK$2,400,000 (2003: HK$6,049,000);

(ii) Mortgages over certain of the Group's plant and machinery which had an aggregate net book value at the balance sheet date of HK$8,034,000 (2003: HK$28,750,000);

(iii) Certain bank deposits at the balance sheet date of HK$21,784,000 (2003: HK$37,217,000); and

(iv) Charges over certain of the Group's inventories with an aggregate carrying amount at the balance sheet date of HK$86,270,000 (2003: HK$84,844,000).

27. LONG TERM LOANS FROM MINORITY SHAREHOLDERS

The long term loans from minority shareholders are unsecured, interest-free and are repayable beyond one year.

28. FINANCE LEASE PAYABLES

The Group leases certain of its plant and machinery and motor vehicles for its manufacturing process and business purposes. These leases are classified as finance leases and have remaining lease terms ranging from three to five years.

At 31 December 2004, the total future minimum lease payments under finance leases and their present values were as follows:

Group

	Minimum lease payments 2004 HK$'000	Minimum lease payments 2003 HK$'000	**Present value of minimum lease payments 2004 HK$'000**	Present value of minimum lease payments 2003 HK$'000
Amounts payable:				
Within one year	**1,882**	2,381	**1,659**	2,059
In the second year	**1,297**	1,404	**1,152**	1,189
In the third to fifth years, inclusive	**952**	2,029	**892**	1,848
Total minimum finance lease payments	**4,131**	5,814	**3,703**	5,096
Future finance charges	**(428)**	(718)		
Total net finance lease payables	**3,703**	5,096		
Portion classified as current liabilities – note 24	**(1,659)**	(2,059)		
Long term portion	**2,044**	3,037		

NOTES TO FINANCIAL STATEMENTS

31 December 2004

29. DEFERRED TAX

The movements in deferred tax liabilities and assets during the year are as follows:

Deferred tax assets
Group

	Loss available for offset against future taxable profit	
	2004	2003
	HK$'000	HK$'000
Deferred tax credited to the profit and loss account during the year and gross deferred tax assets at end of year (note 10)	**11,887**	-

Deferred tax liabilities
Group

	Accelerated tax depreciation	
	2004	2003
	HK$'000	HK$'000
Balance at beginning of year	**1,750**	2,019
Deferred tax credited to the profit and loss account during the year (note 10)	**(693)**	(269)
Gross deferred tax liabilities at end of year	**1,057**	1,750
Net deferred tax assets/(liabilities) at end of year	**10,830**	(1,750)

The Group has tax losses arising in Hong Kong that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets of HK$10,132,000 (2003: HK$15,365,000) have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time.

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

30. SHARE CAPITAL

Shares

	Number of ordinary shares		Company	
	2004	2003	**2004**	2003
	'000	'000	**HK$'000**	HK$'000
Authorised:				
Ordinary shares of HK$0.10 each	**6,000,000**	6,000,000	**600,000**	600,000
Issued and fully paid:				
Ordinary shares of HK$0.10 each	**1,000,584**	1,000,584	**100,058**	100,058

Share options

Details of the Company's share option scheme are included in note 31 to the financial statements below.

31. SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the executive directors and other full-time employees of the Group. The Scheme became effective on 2 September 1996 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme is limited to 2.5% of the shares of the Company in issue at any time.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of the offer of the share options.

The subscription price of the share options is determinable by the directors, but may not be less than the higher of (i) 80% of the average closing price of the ordinary shares of the Company on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (ii) the nominal value of the ordinary shares of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

31. SHARE OPTION SCHEME (CONTINUED)

The following share options were outstanding under the Scheme during the year:

	Number of shares subject to options					Share options		
		During the year						
Name or category of participant	At 1 January 2004 '000	Exercised '000	Lapsed '000	Cancelled '000	**At 31 December 2004 '000**	Date of grant*	Subscription price** HK$	Exercise period
Directors								
Mr. Yeung Chun Fan	5,940	-	-	-	**5,940**	31/10/1997	1.800	31/10/1997 to 30/10/2007
Mr. Yeung Chun Ho	10,000	-	-	-	**10,000**	31/10/1997	1.800	31/10/1997 to 30/10/2007
Mr. Pau Sze Kee, Jackson	2,962	-	-	-	**2,962**	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,000	-	-	-	**7,000**	31/10/1997	1.800	31/10/1997 to 30/10/2007
Mr. Hui Chung Shing, Herman, JP	10,000	-	-	-	**10,000**	31/10/1997	1.800	31/10/1997 to 30/10/2007
Ms. Cheung Wai Yee	2,404	-	-	-	**2,404**	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,494	-	-	-	**7,494**	31/10/1997	1.800	31/10/1997 to 30/10/2007
	45,800	-	-	-	**45,800**			
Other employees in aggregate	10,800	-	(350)	-	**10,450**	16/06/1997	2.876	15/06/2000 to 14/06/2007
	13,268	-	(80)	-	**13,188**	30/08/1997	2.564	16/09/1997 to 29/08/2007
	6,656	-	-	-	**6,656**	31/10/1997	1.800	31/10/1997 to 30/10/2007
	76,524	-	(430)	-	**76,094**			

31. SHARE OPTION SCHEME (CONTINUED)

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The subscription price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

During the year, no share options were granted or exercised.

At the balance sheet date, the Company had 76,094,000 share options outstanding under the Scheme which represented approximately 7.6% of the Company's shares in issue as at that date. The exercise in full of all outstanding options would, under the present capital structure of the Company, result in the issue of 76,094,000 additional shares of HK$0.10 each and proceeds of approximately HK$162,389,000.

No theoretical value of share option is disclosed as no share options were granted during the year.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

32. RESERVES

Group

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve (note i) HK$'000	Non-distributable reserves (note ii) HK$'000	Retained profits (note ii) HK$'000	Total HK$'000
At 1 January 2003:		268,668	115,551	14,119	(55,311)	5,479	727,416	1,075,922
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates		-	-	-	27,718	-	-	27,718
Released upon disposal of a jointly-controlled entity		-	-	-	1,293	-	-	1,293
Transfer from retained profits		-	-	-	-	72	(72)	-
Share of non-distributable reserves of jointly-controlled entities		-	-	-	-	15	(15)	-
Revaluation reserve released on disposal		-	-	(20)	-	-	20	-
Net profit for the year		-	-	-	-	-	165,025	165,025
Interim 2003 dividend	12	-	-	-	-	-	(27,016)	(27,016)
Proposed final 2003 dividend	12	-	-	-	-	-	(75,044)	(75,044)
At 31 December 2003		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898
Reserves retained by:								
Company and subsidiaries		268,668	115,551	14,099	(23,755)	423	688,958	1,063,944
Jointly-controlled entities		-	-	-	-	5,143	3,761	8,904
Associates		-	-	-	(2,545)	-	97,595	95,050
At 31 December 2003		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898

NOTES TO FINANCIAL STATEMENTS

31 December 2004

32. RESERVES (CONTINUED)

Group

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve (note i) HK$'000	Non-distributable reserves (note ii) HK$'000	Retained profits (note ii) HK$'000	Total HK$'000
At 1 January 2004:		**268,668**	**115,551**	**14,099**	**(26,300)**	**5,566**	**790,314**	**1,167,898**
Net surplus on revaluation	14	**-**	**-**	**4,348**	**-**	**-**	**-**	**4,348**
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates		**-**	**-**	**-**	**7,697**	**-**	**-**	**7,697**
Transfer from retained profits		**-**	**-**	**-**	**-**	**78**	**(78)**	**-**
Share of non-distributable reserves of jointly-controlled entities		**-**	**-**	**-**	**-**	**298**	**(298)**	**-**
Revaluation reserve released on disposal		**-**	**-**	**(603)**	**-**	**-**	**603**	**-**
Net profit for the year		**-**	**-**	**-**	**-**	**-**	**220,075**	**220,075**
Interim 2004 dividend	12	**-**	**-**	**-**	**-**	**-**	**(27,016)**	**(27,016)**
Proposed final 2004 dividend	12	**-**	**-**	**-**	**-**	**-**	**(105,061)**	**(105,061)**
At 31 December 2004		**268,668**	**115,551**	**17,844**	**(18,603)**	**5,942**	**878,539**	**1,267,941**
Reserves retained by:								
Company and subsidiaries		**268,668**	**115,551**	**17,844**	**(16,255)**	**501**	**771,691**	**1,158,000**
Jointly-controlled entities		**-**	**-**	**-**	**-**	**5,441**	**3,201**	**8,642**
Associates		**-**	**-**	**-**	**(2,348)**	**-**	**103,647**	**101,299**
At 31 December 2004		**268,668**	**115,551**	**17,844**	**(18,603)**	**5,942**	**878,539**	**1,267,941**

As detailed in note 3 to the financial statements, on the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted goodwill and negative goodwill in respect of acquisitions which occurred prior to the adoption of the SSAP, to remain eliminated against or credited to the capital reserve, respectively. The amounts of the goodwill and negative goodwill remaining in the retained profits as at 31 December 2004, arising from the acquisition of subsidiaries, jointly-controlled entities and associates prior to the adoption of SSAP 30, are HK$2,429,000 (2003: HK$2,429,000) and HK$8,971,000 (2003: HK$8,971,000), respectively.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

32. RESERVES (CONTINUED)

Notes: (i) Included in the exchange fluctuation reserve is exchange gains of HK$34,411,000 (2003: exchange gains of HK$25,757,000), representing the exchange gains arising on the translation of loans to overseas subsidiaries that are not repayable in the foreseeable future and, in the opinion of the directors, are part of the Company's net investment in the subsidiaries.

(ii) Pursuant to the relevant laws and regulations for Sino-foreign joint venture enterprises, a portion of the profits of the Group's subsidiaries and jointly-controlled entities in Mainland China has been transferred to reserve funds, which are restricted as to use.

Company

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2003		268,668	377,567	428,882	1,075,117
Net profit for the year	11	–	–	137,503	137,503
Interim 2003 dividend	12	–	–	(27,016)	(27,016)
Proposed final 2003 dividend	12	–	–	(75,044)	(75,044)
At 31 December 2003 and 1 January 2004		**268,668**	**377,567**	**464,325**	**1,110,560**
Net profit for the year	11	**-**	**-**	**184,641**	**184,641**
Interim 2004 dividend	12	**-**	**-**	**(27,016)**	**(27,016)**
Proposed final 2004 dividend	12	**-**	**-**	**(105,061)**	**(105,061)**
At 31 December 2004		**268,668**	**377,567**	**516,889**	**1,163,124**

The contributed surplus of the Group represents the difference between the nominal value of the share capital issued by the Company and the aggregate of the share capital and the share premium of the subsidiaries acquired pursuant to the Group reorganisation prior to the listing of the Company's shares in 1996.

The contributed surplus of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the Group reorganisation, over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain circumstances.

33. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transactions

During the year, the Group entered into finance lease arrangements in respect of fixed assets with a total capital value at the inception of the leases of HK$397,000 (2003: HK$2,938,000).

34. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank guarantees provided for facilities granted to subsidiaries	**-**	-	**913,570**	942,546
Extent of the guaranteed facilities utilised by subsidiaries	**-**	-	**42,592**	43,996
Bills discounted with recourse	**104,086**	7,537	**-**	-

35. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment property (note 15 to the financial statements) under an operating lease arrangement, with the lease negotiated for a term of two years. The terms of the lease generally also require the tenants to pay security deposits.

At 31 December 2004, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Within one year	**204**	119
In the second to fifth years, inclusive	**119**	-
	323	119

NOTES TO FINANCIAL STATEMENTS

31 December 2004

35. OPERATING LEASE ARRANGEMENTS (CONTINUED)

(b) As lessee

The Group leases certain of its plant and machinery, retail stores and office properties under operating lease arrangements, with leases negotiated for terms ranging from three to six years.

At 31 December 2004, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Within one year	**279,282**	234,282
In the second to fifth years, inclusive	**513,501**	401,435
After five years	**184,345**	111,331
	977,128	747,048

36. COMMITMENTS

In addition to the operating lease commitments detailed in note 35(b) above, the Group had the following commitments at the balance sheet date:

(a) Capital commitments

	Group	
	2004	2003
	HK$'000	HK$'000
Contracted, but not provided for:		
Construction in progress	**47,781**	–
Capital contributions payable to associates	**12,900**	–
	60,681	–
Authorised, but not contracted for:		
Construction in progress	**49,213**	–
Capital contributions payable to associates	**30,500**	46,930
	79,713	46,930
	140,394	46,930

36. COMMITMENTS (CONTINUED)

(b) Others

	Group	
	2004	2003
	HK$'000	HK$'000
Forward foreign exchange contracts	**4,848**	51,068

At the balance sheet date, the Company had no significant commitments.

37. RELATED PARTY TRANSACTIONS

In addition to the connected transactions disclosed in the Report of the Directors, which were also related party transactions, the Group had the following material transactions with related parties during the year:

		Group	
		2004	2003
	Notes	**HK$'000**	HK$'000
Purchases of raw materials from a jointly-controlled entity	(i)	**583**	-
Processing charges paid to jointly-controlled entities	(ii)	**112,789**	55,559
Processing charges paid to associates	(ii)	**43,056**	66,248
Management fee paid to an associate	(iii)	**5,968**	-

Notes:

(i) The directors consider that purchases of raw materials were made according to terms and conditions comparable to those offered to other customers of the jointly-controlled entity.

(ii) The processing charges were calculated at the costs incurred by the jointly-controlled entities and associates plus a mark-up agreed between the parties.

(iii) The management fee was based on direct costs incurred, plus mark-up agreed between the parties.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

38. PARTICULARS OF PRINCIPAL SUBSIDIARIES

The table below lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group		Principal activities
			2004	2003	
Glorious Sun Enterprises (BVI) Limited*	British Virgin Islands/ Hong Kong	US$200	100	100	Investment holding
Jeanswest (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	100	100	Investment holding
Jeanswest International (L) Limited	Malaysia/ Hong Kong	US$1	100	100	Investment holding
Glorious Sun Licensing (L) Limited	Malaysia/ Hong Kong	US$1	100	100	Holding of trademarks
Jeanswest Investments (Australia) Pty. Ltd.	Australia	A$12,002,202	100	100	Investment holding
Jeanswest Wholesale Pty. Ltd.	Australia	A$2	100	100	Trading of apparel
Jeanswest Corporation Pty. Ltd.	Australia	A$11,000,000 Ordinary A$1,000,000 A class shares	100	100	Retail of apparel in Australia
Renher Pty. Ltd.	Australia	A$2,200 Ordinary	100	100	Provision of shop leasing services in Australia

NOTES TO FINANCIAL STATEMENTS

31 December 2004

38. PARTICULARS OF PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2004	2003	Principal activities
Jeanswest International (H.K.) Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	100	100	Retail of apparel in Mainland China
Advancetex Investment Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	100	100	Retail of apparel in Mainland China
Glorious Sun Industries (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	100	100	Investment holding
The Glorious Sun Fashion Garment Manufactory (H.K.) Limited	Hong Kong	HK$2,600,000 Ordinary	100	100	Trading and manufacturing of apparel and provision of management services
Pacific Potential Trading Company Limited	Hong Kong	HK$200,000 Ordinary	100	100	Provision of agency services
Advancetex International Trading (HK) Company Limited	Hong Kong	HK$6,000,000 Ordinary	100	100	Trading and production of apparel

NOTES TO FINANCIAL STATEMENTS

31 December 2004

38. PARTICULARS OF PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2004	2003	Principal activities
Parkent Industries Limited	Hong Kong	HK$600,000 Ordinary	100	100	Import and export of apparel
Gold Treasure Investment Limited	Hong Kong	HK$2 Ordinary	100	100	Provision of production management services
Advancetex Fashion Garment Mfy. (Hui Zhou) Limited**	Mainland China	US$8,128,000 paid up to US$6,128,000	100	100	Manufacturing of apparel
新東江服飾(惠州)有限公司 **	Mainland China	US$4,923,000	100	100	Manufacturing and trading of apparel
Glorious Sunshine Textiles Company Limited	Hong Kong	HK$10,000,000 Ordinary	100	100	Import and distribution of textile products
Sparrow Apparels Limited#	Bangladesh	Tk10,000,000 Ordinary	70	70	Manufacturing of apparel
Gennon Industries Limited	Hong Kong	HK$10,000 Ordinary	100	100	Investment holding
Gennon International Trading (H.K.) Limited	Hong Kong	HK$500,000 Ordinary	50.4	50.4	Trading of apparel and investment holding

NOTES TO FINANCIAL STATEMENTS

31 December 2004

38. PARTICULARS OF PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2004	2003	Principal activities
J-Loong Trading Limited	Hong Kong	HK$300,000 Ordinary	50.4	50.4	Import and export of apparel
Chapman Development Limited	Hong Kong	HK$1,000 Ordinary	50.4	50.4	Trading of fabric and investment holding
Main Pui Investments Limited	Hong Kong	HK$1,460,000 Ordinary	50.4	50.4	Property holding
Super Connection International Limited	British Virgin Islands/ Cambodia	US$1,000	50.4	50.4	Provision of management services
Recent Garments and Knitting Industries Ltd.#	Bangladesh	Tk100,000 Ordinary	35.3##	35.3##	Manufacturing of apparel
Shamoli Garments Limited#	Bangladesh	Tk10,000,000 Ordinary	35.3##	35.3##	Manufacturing of apparel
P.T. Crownfund Garment Factory#	Indonesia	US$1,000,000	47.9##	47.9##	Manufacturing of apparel
Gennon (Cambodia) Garment Manufacturing Ltd.#	Cambodia	US$500,000 Ordinary	50.4	50.4	Manufacturing of apparel
惠州新安製衣廠有限公司 ***	Mainland China	HK$5,000,000	48.4##	48.4##	Manufacturing of apparel

NOTES TO FINANCIAL STATEMENTS

31 December 2004

38. PARTICULARS OF PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2004	2003	Principal activities
Dongguan Ming Hoi Dyeing & Finishing Factory Co., Ltd.**	Mainland China	HK$147,660,000 paid up to HK$121,043,763	50.4	50.4	Provision of dyeing and knitting services
Recent Sweaters Limited#	Bangladesh	Tk200,000 Ordinary	35.3##	35.3##	Manufacturing of apparel
Rays The Glorious Investment (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	100	100	Investment holding
Full Yuen Investments Limited	Hong Kong	HK$2 Ordinary	100	100	Investment holding
Shijiazhuang Changhong Building Decoration Engineering Co., Ltd.***	Mainland China	US$2,100,000	65	65	Provision of interior decoration and renovation services
Taizhou Famebish Apparel Co. Ltd.***	Mainland China	US$100,000	60	60	Manufacturing of apparel

* Directly held by the Company.

** Registered as wholly-foreign owned enterprises under the PRC law.

*** Registered as sino-foreign equity joint ventures under the PRC law.

\# Not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

\## Subsidiaries of non wholly-owned subsidiaries of the Company and, accordingly, are accounted for as subsidiaries by virtue of the Company's control over them.

39. PARTICULARS OF PRINCIPAL JOINTLY-CONTROLLED ENTITIES

The table below lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

All jointly-controlled entities are held indirectly through subsidiaries.

Particulars of the principal jointly-controlled entities are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group* 2004	Percentage of equity attributable to the Group* 2003	Principal activities
湖北長進製衣有限公司	Corporate	Mainland China	30	30	Manufacturing of apparel
湖北長旭製衣有限公司	Corporate	Mainland China	30	30	Manufacturing of apparel
Nanjing Jiangda Clothes Co., Ltd.	Corporate	Mainland China	45	45	Manufacturing of apparel
Mingshi Dyeing Factory Co., Ltd.	Corporate	Mainland China	40	40	Provision of dyeing services
Hubei Xian Garment Mfg. Co., Ltd.	Corporate	Mainland China	15.1	15.1	Manufacturing of apparel

All the above jointly-controlled entities are not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

* The percentage of voting power and profit sharing are the same as the percentage of equity attributable to the Group.

NOTES TO FINANCIAL STATEMENTS

31 December 2004

40. PARTICULARS OF PRINCIPAL ASSOCIATES

The table below lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

All associates are held indirectly through subsidiaries.

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation or registration and operations	Percentage of equity attributable to the Group 2004	Percentage of equity attributable to the Group 2003	Principal activities
Glorious Sun Fashion Garment Mfg. Co. (Phil.) Inc.	Corporate	Philippines	49.5	49.5	Manufacturing of apparel
Rays Apparel (H.K.) Limited	Corporate	Hong Kong	35	35	Provision of agency services
Rays Apparel, Inc.	Corporate	US	35	35	Import and distribution of apparel
RTG Garments Manufacturing (HK) Limited	Corporate	Hong Kong	50	50	Manufacturing of apparel
G.S – i.t Limited	Corporate	Hong Kong	50	50	Investment holding
Quiksilver Glorious Sun JV Ltd	Corporate	Hong Kong	50	50	Retail of apparel

All the above associates are not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

41. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current year's presentation.

42. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 11 April 2005.

FINANCIAL SUMMARY

A summary of the published results of the Group for the last five financial years/period, as extracted from the audited financial statements and reclassified as appropriate, is set out below.

	Year ended 31 December		Period from 1 April 2002 to 31 December	Year ended 31 March	
	2004	2003	2002	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	**3,583,751**	3,310,309	2,436,567	2,924,850	3,003,243
Operating profit (after finance costs)	**342,730**	318,544	215,916	235,008	307,043
Share of profits and losses of jointly-controlled entities and associates	**39,597**	45,666	25,720	32,329	45,742
Profit before tax	**382,327**	364,210	241,636	267,337	352,785
Tax	**(107,965)**	(106,690)	(53,194)	(19,977)	(37,488)
Profit before minority interests	**274,362**	257,520	188,442	247,360	315,297
Minority interests	**(54,287)**	(92,495)	(60,362)	(94,595)	(134,671)
Net profit from ordinary activities attributable to shareholders	**220,075**	165,025	128,080	152,765	180,626

FINANCIAL SUMMARY (CONTINUED)

A summary of the published assets, liabilities and minority interests of the Group for the last five financial years/period, as extracted from the audited financial statements and reclassified as appropriate, is set out below.

	31 December 2004 HK$'000	31 December 2003 HK$'000	31 December 2002 HK$'000	31 March 2002 HK$'000	31 March 2001 HK$'000
Fixed assets	**518,966**	510,842	483,671	470,640	513,058
Investment property	**1,900**	1,650	1,650	1,850	1,850
Interests in jointly-controlled entities and associates	**186,247**	129,377	89,221	96,967	93,818
Permanent quota	**-**	1,165	1,540	2,217	2,868
Deferred tax assets	**11,887**	-	-	-	-
Current assets	**2,313,374**	2,232,277	1,998,132	1,794,278	1,889,020
TOTAL ASSETS	**3,032,374**	2,875,311	2,574,214	2,365,952	2,500,614
Current liabilities	**1,373,906**	1,283,908	1,092,865	914,912	1,051,303
Interest-bearing bank loans	**23,017**	50,685	58,993	28,133	54,973
Long term loans from minority shareholders	**9,400**	9,400	9,400	9,400	9,400
Finance lease payables	**2,044**	3,037	2,264	1,904	1,445
Deferred tax liabilities	**1,057**	1,750	2,019	527	527
TOTAL LIABILITIES	**1,409,424**	1,348,780	1,165,541	954,876	1,117,648
MINORITY INTERESTS	**149,890**	183,531	157,649	187,680	222,262
NET ASSETS	**1,473,060**	1,343,000	1,251,024	1,223,396	1,160,704

2004

業績報告

旭日企業有限公司

(於百慕達註冊成立之有限公司)


Deluxe

核心業務

服裝的零售、貿易及製造

企業宏圖

零售業務
成為所處地區服裝零售市場的領導者

出口業務
成為服裝經營者的最佳供應商之一

企業使命

向顧客提供物超所值的產品及服務。務求令：

- 顧客滿意、
- 員工有機會發揮所長、
- 股東獲取合理回報、
- 合作伙伴同步成長，

最終獲取社會效益。

目　　錄

集　團　資　料

董事

執行董事
楊釗　銀紫荊星章、太平紳士*(董事長)*
楊勳先生*(副董事長)*
楊浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士

獨立非執行董事
王敏剛　銅紫荊星章、太平紳士
劉漢銓　金紫荊星章、太平紳士
鍾瑞明　金紫荊星章、太平紳士

非執行董事
林家禮先生

公司秘書
陳永根先生

授權代表
鮑仕基先生
許宗盛太平紳士

法律顧問
香港
孖士打律師行

百慕達
Conyers, Dill & Pearman

核數師
安永會計師事務所
執業會計師

股份過戶登記總處
The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

香港股份過戶登記分處
香港中央證券登記有限公司
香港皇后大道東183號
合和中心19樓

美國存股証存托處
The Bank of New York
ADR Division
101 Barclay Street
22nd Floor - West
New York, NY 10286
U.S.A.

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點
香港九龍觀塘
巧明街97號
旭日集團大廈

主要往來銀行
香港上海滙豐銀行有限公司
渣打銀行
中國銀行(香港)有限公司
恒生銀行有限公司
東方匯理銀行
花旗銀行

網址
http://www.glorisun.com

股份代號
393

股　東　週　年　大　會　通　告

茲通告旭日企業有限公司(「本公司」)訂於二零零五年五月十三日(星期五)上午十一時三十分假座香港中環干諾道中5號香港文華東方酒店一樓細康樂廳舉行股東週年大會，藉以處理下列事項：

1. 省覽及採納截至二零零四年十二月三十一日止年度之財務報表及董事局報告與核數師報告。

2. 宣派截至二零零四年十二月三十一日止年度之末期股息。

3. 選舉董事並釐定董事酬金。

4. 聘任核數師，並授權董事局釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

普通決議案

(A) **「動議：**

(I) 在本決議案(III)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間(如下文所定義)內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(II) 本決議案(I)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後，行使此等權力之售股建議、協議及認股權；

(III) 本公司董事局依據本決議案(I)分段之批准所發行或有附帶條件或無附帶條件同意配發(不論是否依據認股權而配發者)之股本面值總額，不得超過: (aa) 本公司於本決議案日期之已發行股本面值總額百分之二十；及 (bb) (如本公司董事局已由本公司股東於另一普通決議案授權)本公司於本決議案日期起購回本公司股本面值(最高相等於本決議案日期之已發行股本面值總額百分之十)之總額，而該批准須受此數額限制；惟不包

股 東 週 年 大 會 通 告

括(a)配售新股(如下文所定義)，或行使任何可轉換為本公司股份之證券之認購權或換股權而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及／或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排(根據本公司之公司細則)而發行之本公司股份；及

(IV) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股(惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排)。」

股　東　週　年　大　會　通　告

(B)　「動議：

(I)　在本決議案(II)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(II)　本公司依據本決議案(I)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(III)　就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a)　本公司下一次股東週年大會結束時；

(b)　依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c)　本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

股 東 週 年 大 會 通 告

(C) 「**動議**授權本公司董事局，行使根據此會議通告中(本決議案構成其中一部份)之決議案5(A) (I)分段，有關本公司之股本決議案(III) (bb)分段所言之權力。」

6. 處理本公司任何其他普通事項。

承董事局命

陳永根

公司秘書

香港，二零零五年四月二十日

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

註冊辦事處：
Clarendon House
2 Church House
Hamilton HM 11
Bermuda

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

2. 隨附大會適用之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。

股 東 週 年 大 會 通 告

3. 本公司將由二零零五年五月十日(星期二)起至二零零五年五月十三日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，以便確定獲擬派末期股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息，所有股份過戶表格連同有關股票必須於二零零五年五月九日(星期一)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)。

4. 根據本公司之公司細則第101條，鍾瑞明太平紳士及林家禮先生將於本屆之股東週年大會退任，並合資格膺選連任。有關鍾瑞明太平紳士及林家禮先生之資料及簡歷，詳見本年報之《董事及高級管理人員簡歷》。

5. 根據本公司之公司細則第110(A)條，劉漢銓太平紳士及鮑仕基先生將於本屆之股東週年大會輪值退任，並合資格膺選連任。有關劉漢銓太平紳士及鮑仕基先生之資料及簡歷，詳見本年報之《董事及高級管理人員簡歷》及《董事於證券之權益及淡倉》。

6. 根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求被下列人士提出(在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時)。

    (i) 由大會主席；或

    (ii) 由至少三名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席並於當時有權表決之股東；或

    (iii) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席之股東；或

    (iv) 由任何親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。

董 事 長 報 告



集團業績

在回顧的財政年度，原油價格飈升，美元加息周期開始令人關注通貨膨脹的重臨及經濟放緩，但全球宏觀經濟相對依然平穩向上。中國政府的宏觀經濟調控，雖然使部份過度投資的行業冷卻下來，但對零售市道影響不大。期間成衣出口價格下滑，加上出口配額在二零零五年取消所引起的不明朗因素，影響了出口業務的表現。幸管理層早已將集團發展重點聚焦在零售業務上，故能將不明朗因素的影響大幅降低。零售業務在本財政年度，不論在中國或澳洲市場均取得令人欣喜的表現。零售佔綜合銷售總額從去年的55.48%上升至63.56%，而出口所佔百份比則從38.26%下降至31.94%。雖然出口額對比去年減少了9.63%，但集團綜合純利仍能保持雙位數的升幅。新開拓的QUIKSILVER及I.T零售業務進展順利，均能取得預期的成效，並能使集團的零售業務覆蓋面擴至香港及台灣；初步落實了集團地區性多品牌的零售策略，豐富了產品的品牌和檔次，從而進一步擴大了集團所佔的市場份額。

在回顧的財政年度內，集團財政狀況良好，存貨處於健康水平。於二零零四年十二月三十一日，手持淨現金增至1,122,548,000港元(二零零三年：929,582,000港元)，加上未動用之信貸額，管理層相信集團有足夠財力資源拓展業務及進行適當的收購。截至二零零四年十二月三十一日止的財政年度內，集團綜合營業總額達3,583,751,000港元(二零零三年：3,310,309,000港元)，而股東應佔純利為220,075,000港元(二零零三年：165,025,000港元)，對比去年分別上升了8.26% 及33.36%。

股息

董事局已議決向股東建議派發截至二零零四年十二月三十一日止年度末期股息每股10.50港仙(二零零三年：7.50港仙)。末期股息總額為105,061,000港元；須經由股東在二零零五年五月十三日(星期五)舉行之股東週年大會上批准。倘獲股東通過，末期股息預期約於二零零五年五月二十日(星期五)派發予二零零五年五月十三日(星期五)登記於股東名冊之股東。

董　事　長　報　告

業務回顧

零售業務

在回顧期間，零售業務發展良好，並能達到管理層的策略要求，成為推動集團整體業績持續增長的主要動力。存貨維持在健康水平，存貨可供銷售日為57日（二零零三年：56日）。

集團零售網絡在二零零四年底時，有店舖1,278間（二零零三年：986間），其中包括特許經銷店473間（二零零三年：269間）。截至二零零四年十二月三十一日止的財政年度，集團零售業務錄得總銷售額達2,277,659,000港元（二零零三年：1,836,446,000港元），對比去年上升了 24.03%，佔集團綜合營業額的63.56%。

(1)　在中國

i.　*真維斯*

集團在中國的零售業務，仍以真維斯品牌為主。面對激烈的競爭，真維斯的策略是透過全面提升產品的設計和質素，並同時以物超所值的價格，優良的服務爭取顧客的支持。期內管理層著意加大品牌投資的力度，除一貫的推廣活動，如舉行全國性的服裝設計比賽 —「真維斯杯」及「真維斯全國極限運動大師賽」外，更首次獨家贊助及組織全國模特兒大賽 —「真維斯中國模特大賽」，以進一步提高品牌的知名度。為使顧客能在趨時而又舒適的環境購物，真維斯的店舖均作定期更新，並開設特大的旗艦店，以作品牌宣傳作用。顧客對該等新店反應熱烈，其銷售成效亦佳，進一步提升了品牌形象。全年真維斯在中國的銷售額錄得1,477,645,000港元（二零零三年：1,251,322,000港元），同比去年上升了18.09%。

在二零零四年十二月三十一日，真維斯在中國有店舖982間（二零零三年：773間），其中包括特許經銷店417間（二零零三年：263間），覆蓋超過250個城市。

ii.　*旭日宜泰（GSit）*

二零零三年十一月期間，集團與I.T集團組成聯營公司—旭日宜泰(G.S-i.t Limited)，進軍大中華零售市場（香港特別行政區除外）銷售I.T集團名下和代理的品牌產品，業務進展達到管理層的期望。二零零四年底旭日宜泰在中國內地有店舖 89 間，並透過佔51%股權的分公司在台灣開設了店舖 12 間，合共有店舖101間。雖然旭日宜泰的業務仍處於投資階段，但發展勢頭理想，有望在未來一、兩年內開始為集團提供盈利貢獻。

董 事 長 報 告

iii. *旭日極速 (QUIKSILVER GLORIOUS SUN)*

窺準中國內地及香港時尚滑板服裝之龐大潛在市場，旭日極速於二零零四年初開設多間銷售Quiksilver及Roxy品牌服飾之店舖，年底時在中國內地有5間，香港5間，合共已達10間。所設店舖均位於時尚購物熱點和著名百貨公司。

雖然面對市場尚需時間認識Quiksilver品牌，但由於產品設計形象鮮明、店舖裝修別具特色，加上一系列宣傳推廣效應，在香港銷售因而相當理想; 而在中國內地，Quiksilver的國際級品牌地位及其獨特之風格亦逐漸為消費者所認識。本年度業績能達到預算的指標，並已為未來發展建立了良好的基礎。

(2) 在澳洲

澳洲Jeanswest零售業務在二零零四年有良好的業績，銷售額大幅度地增長，存貨流轉率亦加快，商品減價促銷大幅減少。能夠取得上述佳績，除了貨品質量因澳元購買力增強而大幅提升外，衣飾的設計亦較前趨時，款式種類更為豐富；資訊管理系統強化後，其他協調工作能緊密配合無間，從而使管理層能按市場變化而靈活地調整策略，使顧客有更滿意的產品和服務。集團在當地的市場佔有率因而增大。

截至二零零四年十二月三十一日止的財政年度，銷售額達 800,014,000港元(二零零三年：585,124,000港元)，同比去年上升 36.73%。在二零零四年十二月三十一日澳洲零售網絡有店舖185間(二零零三年：183間)，其中包括6間特許經銷店(二零零三年：6間)。

出口業務

二零零四年美國零售市道相對暢旺，但因出口配額將於二零零五年全面取消，出口價格下滑提前出現，成衣出口市場由買家主導，期間出口價格平均下跌逾10%。雖然管理層早有準備，並在數年前已加強生產成本控制以保持競爭力，但因受出口配額所限，不能增加出口量，故二零零四年的出口業務難免受到一定的影響。截至二零零四年十二月三十一日止的年度內，出口銷售額下降9.63% 至 1,144,528,000港元(二零零三年：1,266,510,000港元)，佔集團綜合銷售總額之31.94%(二零零三年：38.26%)。

董事長報告

其他業務

其他業務主要是布匹買賣。在回顧期內，共錄得銷售額161,564,000港元(二零零三年：207,353,000港元)，與去年相比下跌了22.08%。

財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

期內本集團亦有訂立外匯期貨合約，用以穩定澳元收入之匯兑風險。至於本集團的或然負債仍以貼現可追溯之出口票據為主，於二零零四年十二月三十一日，該項或然負債是104,086,000港元(二零零三年：7,537,000港元)。

人力資源

於二零零四年十二月三十一日，本集團之僱員總數約31,000人(二零零三年：28,000人)。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

社會責任

我們深信為股東爭取最高利潤的同時，亦應對社會盡責。管理層除遵從優良企業的守則運作外，更透過管理層成立的慈善基金及員工的自發參與，期內為中國內地貧困地區興建了11所希望小學，以作為扶貧和「希望工程」工作的一部份。

展望

展望下年度，管理層對集團零售業務依然樂觀，而對出口業務則持審慎態度。全球宏觀經濟在二零零五年將稍為放緩，估計對出口市道不會有重大影響，但因出口配額取消而引起的不明朗因素，估計最快也要到下半年才會漸次澄清，而出口價格或許仍會輕微下調。故預期出口業務佔集團綜合銷售額將會進一步減低。

董　事　長　報　告

二零零五年中國、香港、台灣及澳洲等地的經濟仍將有不錯的增長，故預期零售市道會持續良好，而真維斯業務不論在中國內地或澳洲均處於上升軌中，故管理層將以較進取的態度發展零售業務，並部署相關的策略，提高品牌綜合素質，鞏固和擴大顧客忠誠度，進一步增大市場份額和利潤。旭日宜泰將繼續增開店舖，計劃在二零零五年內將店舖數目增至200間。預計到年底時集團零售網絡中的店舖數量將增加至約1,500間。集團零售業務所佔的比例將會進一步提升。

如無不可預料的重大事故，管理層有信心二零零五年的業績將會繼續增長。

致謝

本人謹代表董事局，藉此機會就股東之鼎力支持，管理層及全體員工的真誠合作致以深切謝意。

楊釗太平紳士
董事長

香港，二零零五年四月十一日

業 務 摘 要

零售業務摘要

	31.12.2004	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
年／期內淨銷售額										
(港幣千元)	**2,277,659**	1,836,446	1,252,698	1,532,257	1,346,586	1,461,228	1,406,889	1,397,638	1,178,039	866,699
中國內地	**1,477,645**	1,251,322	840,610	1,016,435	822,470	806,223	780,351	795,074	576,140	372,685
澳洲及紐西蘭	**800,014**	585,124	412,088	515,822	524,116	655,005	626,538	602,564	601,899	494,014
直接經營之										
店鋪面積(平方尺)	**729,153**	652,448	639,919	671,327	732,251	655,187	644,489	553,766	394,899	275,361
中國內地	**522,709**	456,067	452,895	459,332	451,412	436,600	440,838	361,260	219,381	126,969
澳洲及紐西蘭	**206,444**	196,381	187,024	211,995	280,839	218,587	203,651	192,506	175,518	148,392
售貨員人數	**6,440**	5,806	5,098	5,121	5,450	4,694	4,869	4,422	3,020	1,915
中國內地	**5,167**	4,647	4,036	4,160	4,138	3,806	3,971	3,539	2,294	1,316
澳洲及紐西蘭	**1,273**	1,159	1,062	961	1,312	888	898	883	726	599
僱員人數	**7,819**	7,084	6,212	6,191	6,385	5,716	5,787	5,454	3,843	2,342
中國內地	**6,417**	5,795	5,032	5,114	4,963	4,701	4,771	4,440	2,976	1,630
澳洲及紐西蘭	**1,402**	1,289	1,180	1,077	1,422	1,015	1,016	1,014	867	712
直接經營之店舖數目	**744**	687	648	667	680	648	604	510	352	247
中國內地	**565**	510	481	476	460	443	406	325	199	122
澳洲及紐西蘭	**179**	177	167	191	220	205	198	185	153	125
特約經銷之店舖數目	**423**	269	158	57	29	43	75	79	80	54
中國內地	**417**	263	152	51	23	37	67	71	72	48
澳洲及紐西蘭	**6**	6	6	6	6	6	8	8	8	6
店舖總數目	**1,167**	956	806	724	709	691	679	589	432	301
中國內地	**982**	773	633	527	483	480	473	396	271	170
澳洲及紐西蘭	**185**	183	173	197	226	211	206	193	161	131

業　務　摘　要

成衣製造業務摘要

	31.12.2004	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
年／期內銷售額 (包括售予零售部門) (港幣千元)	**1,709,528**	1,797,968	1,395,792	1,730,587	1,840,914	1,792,014	1,755,187	1,723,842	1,368,930	1,021,909
於年／期末之每月生產能力(打)	**437,000**	431,000	377,000	346,000	362,000	328,000	301,486	290,000	200,000	175,000
廠房面積(平方呎)	**2,172,000**	2,161,000	2,053,000	2,059,000	2,116,000	1,806,000	1,700,000	1,680,000	1,091,700	1,028,800
工人數目	**22,200**	23,500	21,700	21,400	22,300	21,500	21,000	21,000	16,840	13,500
佔銷售額之百分比：										
本集團	**32.12%**	26.04%	24.80%	29.07%	23.45%	25.52%	25.72%	39.47%	26.60%	21.80%
第三者	**67.88%**	73.96%	75.20%	70.93%	76.55%	74.48%	74.28%	60.53%	73.40%	78.20%
美國	**55.79%**	57.79%	60.69%	62.71%	68.45%	67.57%	67.84%	57.73%	70.00%	74.90%
加拿大	**4.89%**	4.35%	3.46%	2.60%	1.68%	1.29%	1.98%	1.50%	2.60%	2.70%
其他	**7.20%**	11.82%	11.05%	5.62%	6.42%	5.62%	4.46%	1.30%	0.80%	0.60%

財　務　摘　要

經營溢利率
(扣除融資成本)



31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
%
0
2
4
6
8
10
12

每股基本盈利及每股股息



31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
港仙
0
5
10
15
20
25
每股股息
每股基本盈利

經營溢利及股東應佔純利



31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
港幣百萬元
0
50
100
150
200
250
300
350
股東應佔純利
經營溢利(扣除融資成本)

營運資金及股東權益



31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
港幣百萬元
0
300
600
900
1200
1500
股東權益
營運資金

財 務 摘 要


營業額
31.12.2004
31.12.2003
31.12.2002
31.3.2002
31.3.2001
港幣百萬元 0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000


以地區分配營業額
(港幣百萬元)
其他
93.2
香港
135.7
加拿大
83.7
美國
953.7
澳洲及
紐西蘭
806.9
中國內地
1,510.6


以業務分配營業額
(港幣百萬元)
1,392.1
524.1
264.5
822.5
31.3.2001
1,196.5
515.8
196.1
1,016.4
31.3.2002
出口銷售
零售－中國內地
零售－澳洲及紐西蘭
其他
981.7
412.1
202.2
840.6
31.12.2002
1,266.5
585.1
207.4
1,251.3
31.12.2003
1144.5
800.0
161.6
1,477.7
31.12.2004

財　務　摘　要

	十二個月		九個月	十二個月						
	31.12.2004	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
營業額(港幣千元)	**3,583,751**	3,310,309	2,436,567	2,924,850	3,003,243	3,030,806	2,931,690	2,652,197	2,381,418	1,847,373
營業額增長／										
(減少)百分比	**8.26%**	不適用	不適用	(2.61%)	(0.91%)	3.38%	10.5%	11.4%	28.9%	26.6%
營業額分析：										
1. 零售										
a. 中國內地	**1,477,645**	1,251,322	840,610	1,016,435	822,470	806,223	780,351	795,074	576,140	372,685
b. 澳洲及紐西蘭	**800,014**	585,124	412,088	515,822	524,116	655,005	626,538	602,564	601,899	494,014
2. 出口	**1,144,528**	1,266,510	981,686	1,196,541	1,392,138	1,334,766	1,303,663	1,043,378	1,004,644	798,694
3. 其他	**161,564**	207,353	202,183	196,052	264,519	234,812	221,138	211,181	198,735	181,980
經營溢利率										
(扣除融資成本)(%)	**9.56%**	9.62%	8.86%	8.03%	10.2%	12.3%	10.1%	10.3%	8.62%	5.59%
股東應佔純利										
(港幣千元)	**220,075**	165,025	128,080	152,765	180,626	237,192	208,073	206,807	165,408	82,275
股東應佔純利增長／										
(減少)百分比	**33.36%**	不適用	不適用	(15.4%)	(23.8%)	14.0%	0.61%	25.0%	101%	139%
股東權益(港幣千元)	**1,473,060**	1,343,000	1,251,024	1,223,396	1,160,704	1,103,381	940,232	815,924	740,258	225,621
營運資金(港幣千元)	**939,468**	948,369	905,267	879,366	837,717	798,256	600,942	449,509	478,050	41,850
總負債對股東權益比率	**1.06**	1.14	1.06	0.93	1.15	1.20	1.37	1.68	1.19	3.28
銀行淨現金／(借貸)										
對股東權益比率	**0.76**	0.69	0.53	0.45	0.34	0.29	0.08	(0.02)	0.16	(0.61)
流動比率	**1.68**	1.74	1.83	1.96	1.80	1.76	1.57	1.37	1.63	1.06
存貨週轉(日)	**57**	56	59	61	63	71	80	109	80	67
總資產回報率(%)	**7.26%**	5.74%	4.98%	6.46%	7.22%	9.77%	9.35%	9.47%	10.2%	8.52%
股東權益回報率(%)	**14.9%**	12.3%	10.2%	12.5%	15.6%	21.5%	22.1%	25.3%	22.3%	36.5%
銷售回報率(%)	**6.14%**	4.99%	5.26%	5.22%	6.01%	7.83%	7.10%	7.80%	6.95%	4.45%
每股盈利(港仙)										
基本	**21.99**	16.49	12.80	15.27	18.05	23.71	20.81	20.68	18.65	10.97
攤薄後	**21.68**	16.39	不適用	不適用	不適用	23.44	不適用	20.50	不適用	不適用
每股股息(港仙)	**13.20**	10.20	10.20	10.20	10.80	10.80	5.50	10.58	6.30	6.75

在澳洲之零售網絡


北區
昆士蘭
南澳洲
西澳洲
新南威爾斯
維多利亞
塔斯曼尼亞

店舖總數： 185

集團業務架構



旭日企業有限公司
Glorious Sun Enterprises (BVI) Ltd.
（控股公司）
Jeanswest (BVI) Ltd.
（控股公司）
Glorious Sun Industries (BVI) Ltd.
（控股公司）
鎮安工貿有限公司
（控股公司）
～ 服裝批發及零售
(真維斯) ～
中國內地
澳洲
～ 梭織製衣及出口 ～
香港
孟加拉
中國內地
菲律賓
～ 針織製衣及出口 ～
香港
孟加拉
中國內地
印尼
柬埔寨
～ 毛織製衣 ～
中國內地
～ 梭織布漂染 ～
中國內地
～ 針織布織染 ～
中國內地
～ 店鋪裝修 ～
中國內地
～ 紗線漂染 ～
中國內地


Rays The Glorious Investment (BVI) Ltd.
(控股公司)
旭日海外有限公司
(控股公司)
旭日貿易(香港)有限公司
(控股公司)
～ 梭織製衣及出口 ～
香港
中國內地
印尼
～ 服裝零售(Quiksilver) ～
香港
中國內地
澳門
～ 服裝、服飾批發及
零售(I.T) ～
中國內地
台灣
澳門
～ 服裝批發 ～
美國

在中國之零售網絡



黑龍江
吉林
遼寧
北京
河北
天津
內蒙
山西
山東
甘肅
新疆
河南
江蘇
寧夏
上海
陝西
安徽
湖北
西藏
四川
浙江
重慶
江西
湖南
福建
台灣
貴州
雲南
廣西
廣東
香港
海南

店舖總數：	中國內地	1,076
	香港	5
	台灣	12
	總數	1,093

董 事 局 報 告

董事局謹此提呈本公司及本集團截至二零零四年十二月三十一日止年度之董事局報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股。其附屬公司乃從事經營休閑服之零售、出口及製造。本集團之業務在期內並無任何重大改變。

業績及股息

本集團截至二零零四年十二月三十一日止年度之溢利及本公司與本集團於該日之財務狀況已載列於第31至87頁之財務報表內。

中期股息每股2.70港仙已於二零零四年九月二十八日派發。董事局建議派發末期股息每股10.50港仙予二零零五年五月十三日名列於股東名冊內之股東。此建議已載列於財務報表為資產負債表中股本及儲備的保留盈利分配。

財務資料摘要

本集團過去五個財政期間／年度已公佈之業績和資產、負債及少數股東權益摘要載列於本年報第88及89頁，該等資料乃摘錄自經審核財務報表，及按需要重新分類。此摘要並不構成經審核財務報表之部份。

固定資產及投資物業

本集團的固定資產及投資物業於本年度內之變動詳情分別載列於財務報表附註14及15。

股本及購股權

本公司的法定或已發行股本，於本年度內並沒有變動。購股權於本年度內之變動詳情及原因載列於財務報表附註31。

優先購股權

本公司的公司細則或百慕達法例概無規定本公司必須向現有股東按其持股比例發售新股之優先購買權之條款。

董 事 局 報 告

儲備

本公司及本集團於本年度內的儲備之變動詳情分別載列於財務報表附註32及合併股東權益變動表內。

可供分派儲備

於二零零四年十二月三十一日，本公司根據1981年百慕達公司法(經修訂)可供現金分派之儲備為999,517,000港元，其中105,061,000港元建議為期內之末期股息。另於二零零四年十二月三十一日，本公司之股本溢價結存為268,668,000港元，可用已繳紅股方式派發。

慈善捐款

本年度內，集團之慈善捐款為595,000港元。

主要客戶及供應商

本年度內內銷貨予本集團首五大客戶之數額佔本期間總銷售額不足30%。

本年度內內購貨自本集團首五大供應商之數額佔本期間總購貨額不足30%。

董　事　局　報　告

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事
楊　釗　銀紫荊星章、太平紳士　*(董事長)*
楊　勳先生　*(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士

獨立非執行董事
王敏剛　銅紫荊星章、太平紳士
劉漢銓　金紫荊星章、太平紳士
鍾瑞明　金紫荊星章、太平紳士　*(於2004年9月22日獲委任)*

非執行董事
林家禮先生　*(於2004年9月22日獲委任)*

根據本公司之公司細則第101條，鍾瑞明太平紳士及林家禮先生於即將舉行之股東週年大會上須予退任，而彼等均具資格且願意膺選連任。

根據本公司之公司細則第110(A)條，劉漢銓太平紳士及鮑仕基先生於即將舉行之股東週年大會上須輪值退任，而彼等均具資格且願意膺選連任。

本公司已就各獨立非執行董事於本公司之獨立性，從彼等接獲週年確認書，並認為各獨立非執行董事均獨立於本公司。

董事服務合約

於應屆股東週年大會將膺選連任之董事，概無與本公司訂立不可由本公司於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。

董　事　局　報　告

董事於合約中之權益

除於下列「關連交易」及財務報表附註37所披露外，各董事在本公司或其他附屬公司於年內簽訂對本集團業務有重大影響之合約中，概無擁有重大實際權益。

董事於證券之權益及淡倉

於二零零四年十二月三十一日，根據本公司按證券及期貨條例（「證券及期貨條例」）第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司（證券及期貨條例第XV部第7及第8分部界定）之股份、相關股份及債權之權益或淡倉；或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）上市發行人董事進行證券交易的標準守則（「標準守則」）必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	身份	所持股份數目	總數	佔股權之百分比 (%)
楊　釗　銀紫荊星章、太平紳士	受控制公司之權益	628,494,000 [1]	628,494,000	62.813
楊　勳先生	(i) 受控制公司之權益	628,494,000 [1]		
	(ii) 配偶權益	6,730,000 [3]	635,224,000	63.485
楊　浩先生	受控制公司之權益	32,430,000 [2]	32,430,000	3.241
鮑仕基先生	實益擁有人	9,370,000	9,370,000	0.936
許宗盛太平紳士	實益擁有人	6,250,000	6,250,000	0.625
張慧儀女士	(i) 實益擁有人	6,730,000 [3]		
	(ii) 配偶權益	628,494,000 [3]	635,224,000	63.485
劉漢銓　金紫荊星章、太平紳士	實益擁有人	956,000	956,000	0.096

董 事 局 報 告

董事於證券之權益及淡倉(續)

附註：

(1) 394,954,000股股份是由Glorious Sun Holdings (BVI) Limited 持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%)；233,540,000股股份由Advancetex Holdings (BVI) Limited 持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%)。

(2) 32,430,000股股份是由Unicom Consultants Limited持有(該公司為楊浩先生全資擁有)。

(3) 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而628,494,000股股份實指同為楊勳先生控制之兩間公司所持之權益。

(4) 有關董事擁有本公司之相關股份之購股權(按本公司採納之購股權計劃而授出)權益詳情，載列於本財務報表附註31。

(5) 股份之權益及有關購股權之相關股份權益均為好倉。

除上文披露外，於二零零四年十二月三十一日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司(按證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。

董事購股或債券權

除上文「董事於證券之權益及淡倉」和於財務報表附註31之購股權計劃所披露外，本年度內概無給予任何董事、彼等各自配偶或18歲以下子女任何可藉由授予可透過收購本公司股份或債券而得到利益之權利；或彼等已行使該等權利；或由本公司或其任何附屬公司作出任何安排，致使本公司董事或彼等之聯繫人士，可藉購入本公司或任何其他法人團體之股份或債券而獲益。

購股權計劃

由於就本公司之普通股所授出之購股權並未有可提供之市場價格，故董事未能對其作出準確之估值。本公司董事認為不宜就於本財務報表附註31中有關授予董事、主要股東、僱員、供應商及其他人士之購股權作出預期價值之披露。

董 事 局 報 告

董事及高級管理人員簡歷

執行董事

楊釗，獲授銀紫荊星章勳銜，太平紳士，正名楊振鑫，現年58歲，為本集團之創始人及董事長，負責本集團之業務策略及公司政策。楊先生有超過30年的製衣管理經驗，於一九九一年獲頒「香港青年工業家獎」；一九九三年獲中國紡織大學授予名譽博士學位並於二零零二年獲香港工業專業評審局頒授「榮譽院士」。楊先生還兼任中國人民政治協商會議全國委員會委員、中國外商投資企業協會副會長、廣東外商公會會長、香港中華總商會副會長、東華大學與天津工業大學顧問教授及西安工程科技學院客座教授。楊先生為本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東（如本報告內「主要股東」一節所披露）。

楊勳先生，正名楊振勳，現年52歲，於一九七五年加入本集團，現為本集團副董事長兼總經理。楊先生為香港紡織及服裝學會榮譽院士；南京大學、東華大學及青島大學顧問教授；東北大學及吉林大學商學院兼職教授。同時，楊先生是河北省政治協商委員會常務委員、中國服裝協會副會長及香港製衣業總商會副會長。楊先生負責集團整體業務。楊先生為楊釗先生與楊浩先生之胞弟，是本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東（如本報告內「主要股東」一節所披露）。

楊浩先生，正名楊振浩，現年60歲，於一九七九年加入本集團，現為本集團副總經理。楊先生有超過25年的製衣經驗，現負責集團梭織漂染及在菲律賓和孟加拉之梭織成衣生產業務。楊先生為楊釗先生及楊勳先生之胞兄。

鮑仕基先生，現年53歲，於一九八七年加入本集團，現為本集團副總經理。鮑先生畢業於香港大學並取得社會科學學士學位。加入本集團前，曾在多間財務機構及一英國上市貿易公司任職超過10年。鮑先生現負責本集團在澳洲之零售業務及在菲律賓和孟加拉生產業務之行政及財務事宜。

許宗盛太平紳士，現年54歲，為本集團行政總監，負責行政、人事、公關、職員培訓及法律事務工作。許先生畢業於香港大學並取得法律學士學位，現為香港特別行政區高等法院執業律師，並取得英格蘭及威爾斯最高法院律師及澳洲維多利亞最高法院律師及大律師資格，於一九九五年正式加入本集團前，為本集團法律顧問。

董事局報告

董事及高級管理人員簡歷(續)

執行董事(續)

張慧儀女士，現年53歲，於一九七五年加入本集團，現時負責本集團於中國之成衣梭織業務及產品出口銷售；並協助發展內地零售業務。張女士為楊勳先生之妻子。

獨立非執行董事

王敏剛，獲授銅紫荊星章勳銜，太平紳士，現年56歲，畢業於美國加州柏克萊大學，並取得機械工程學士(船舶設計)學位及於一九八八年獲頒予「香港青年工業家獎」。王先生為剛毅(集團)有限公司董事長；香港小輪(集團)有限公司、香港中旅國際投資有限公司、新鴻基有限公司、建業實業有限公司、信和酒店(集團)有限公司董事及西北拓展有限公司董事長，同時亦是中華人民共和國第十屆全國人民代表大會代表、香港培華教育基金會常務委員會副主席、中華全國工商業聯合會旅遊業商會副會長、暨南大學校董、蘭州大學和中央民族大學名譽教授。

劉漢銓，獲授金紫荊星章勳銜，太平紳士，現年57歲，倫敦大學法律學士。劉先生現為執業律師及中國司法部委托公證人，亦是市區重建局董事會成員、中國人民政治協商會議全國委員會常務委員、經濟及就業委員會委員及香港按揭證券有限公司董事。

鍾瑞明，獲授金紫荊星章勳銜，太平紳士，現年53歲，於二零零四年九月出任本公司獨立非執行董事及審核委員會成員。鍾先生持有香港中文大學工商管理碩士學位並為香港會計師公會及英國特許會計師公會資深會員。鍾先生現為世茂中國控股有限公司之執行董事兼行政總裁，亦為金融社控股有限公司、亨達國際控股有限公司、泰盛國際(控股)有限公司及中國網通集團(香港)有限公司之現任獨立非執行董事。彼現時為第十屆中國人民政治協商會議全國委員會委員，並為香港城市大學校董會副主席、香港房屋委員會委員兼財務小組主席。

非執行董事

林家禮先生，現年45歲，於二零零四年九月出任本公司非執行董事。他為正大企業國際有限公司之行政總裁兼副董事長，他是True Corporation Public Company Limited 之董事，以及杰俐有限公司、和記港陸有限公司、和記環球電訊有限公司、資本策略投資有限公司、上海銘源控股有限公司、遠東科技國際有限公司及財華社集團有限公司之獨立非執行董事。

董 事 局 報 告

董事及高級管理人員簡歷(續)

高級管理人員

鄒慶平先生，現年56歲，於一九七九年加入本集團，現為本集團副總經理，負責本集團在香港及內地之生產及零售業務之行政及財務事宜。

馮慶庚先生，現年55歲，於一九七八年加入本集團，有超過30年的製衣經驗，現為本集團副總經理，負責在中國梭織成衣製造業務，並協助發展本集團在內地之零售業務。

李逢泰先生，現年57歲，於一九八三年加入本集團，有超過30年的製衣經驗，為本集團針織部主管，負責針織部之生產，是針織部門公司之主要股東之一。李先生現為北京政治協商委員會委員。

李逢樂先生，現年55歲，於一九八三年加入本集團，有超過30年的製衣經驗，為本集團針織部主管，負責針織部之行政及出口銷售業務。李先生是針織部門公司之主要股東之一。

張敏儀女士，現年54歲，於一九八二年加入本集團，負責本集團產品開發業務及市場推廣。張女士畢業於美國夏威夷大學並取得文學學士學位。在加入本集團前，曾出任美國一大百貨機構之營業及採購部經理。張女士是張慧儀女士之胞姊。

David Joseph BOTTA先生，現年45歲，為本集團在澳洲零售業務之行政總裁。Botta先生持有澳洲悉尼University of Technology商業學士學位。於二零零一年加入本集團前，曾於澳洲及歐洲擔任多個批發及零售行業的職位。

陳永根先生，現年58歲，於二零零五年二月三日出任本公司之公司秘書。陳先生在過往25年來受聘於本集團為商務顧問，畢業於澳洲悉尼新南威爾斯大學並取得商科學士學位，現為香港會計師公會會員及澳洲特許會計師公會會員，擁有廣泛之企業投資及管理經驗。

賴文深先生，現年43歲，於一九九一年加入本集團，現為本集團總會計。賴先生畢業於香港大學並取得社會科學學二學位，現為英國特許會計師公會資深會員及香港會計師公會會員，在加入本集團前，曾任職於一間國際會計師事務所及一間成衣公司多年。

董 事 局 報 告

主要股東

於二零零四年十二月三十一日，根據證券及期貨條例第XV部第2及3分部條文已向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東(本公司董事除外)擁有本公司股份或相關股份之權益或淡倉：

股東名稱	身份	所持股份數目	佔已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	實益擁有人	394,954,000	39.472
Advancetex Holdings (BVI) Limited	實益擁有人	233,540,000	23.340

除上文披露者外，於二零零四年十二月三十一日，概無其他人士(本公司董事除外)，根據證券及期貨條例第XV部第2及3分部條文向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，擁有本公司股份或相關股份之權益或淡倉。

董 事 局 報 告

關連交易

於本年度內，本集團與以下公司進行下列關連交易：

	附註	**二零零四年 港幣千元**	二零零三年 港幣千元
支付租金：	(i)		
Golden Sunshine Enterprises Limited		**3,980**	4,553
志成投資有限公司		**1,177**	1,177
G. S. (Yeungs) Limited		**708**	935
景添有限公司		**276**	297
港朋有限公司		**2,195**	1,950
輝年管理有限公司		**681**	707
		9,017	9,619
支付管理費：	(iii)		
Golden Sunshine Enterprises Limited		**1,019**	1,034
G. S. Property Management Limited		**276**	276
		1,295	1,310
銷售成衣予：	(ii)		
Jeanswest Corporation (New Zealand) Limited		**7,707**	9,109
收取服務費：	(iii)		
Jeanswest Corporation (New Zealand) Limited		**7,775**	6,904

董事局報告

關連交易(續)

附註：

(i) 租金支出乃按照公開市場租金釐定。

(ii) 銷售成衣乃根據與本集團提供予主要客戶相若的條款進行。

(iii) 此費用乃按照兩方約訂之協議的條款收取，並根據所提供服務之成本釐定。

以上公司皆由楊釗太平紳士及楊勳先生控制，兩者均為本公司之董事。

本公司之獨立非執行董事已審核及確認，並認為以上所有與關連公司之交易皆在本集團一般及經常業務過程中根據公平及合理條款進行，該等交易均遵照已達成之合約條款。

公眾持股量

根據本公司從公開途徑可得之資料，及據董事所知，於本報告日期，本公司維持上市規則所規定之充足公眾持股量，即不少於本公司已發行股本25%。

購買、贖回或出售本公司之上市證券

於本年度內，本公司及其任何附屬公司概無購買、贖回或出售任何本公司之上市證券。

公司管治

董事局認為，於本年報期間內，本公司已遵守上市規則附錄十四(於二零零五年一月一日前有效)所列載之最佳應用守則(「守則」)，惟非執行董事並非根據守則第7段之規定有特定任期，而他們則須根據本公司之公司細則輪值退任。

本公司已採納標準守則作為有關董事進行證券交易之操守準則。經向全體董事作出指定查詢後，本公司確認，全體董事已遵守標準守則內所載的所須標準。

董事局報告

審核委員會

本公司之審核委員會由本公司之獨立非執行董事王敏剛太平紳士，劉漢銓太平紳士及鍾瑞明太平紳士組成。審核委員會已審閱本集團所採納之會計原則及慣例，並已商討有關內部控制及財務報告事宜，包括審閱截至二零零四年十二月三十一日止年度之經審核財務報表。

核數師

安永會計師事務所任滿告退，續聘任其為本公司核數師之決議案，將於應屆股東週年大會上提呈。

承董事局命

楊釗太平紳士
董事長

香港
二零零五年四月十一日

核 數 師 報 告


ERNST & YOUNG
安永會計師事務所

致 旭日企業有限公司
(在百慕達註冊成立之有限公司)

列位股東

本核數師行已完成審核載於第31頁至第87頁按照香港公認會計原則編製之財務報表。

董事及核數師各自之責任
編制真實而公允之財務報表乃 貴公司董事之責任。在編製該等真實而公允財務報表時，董事必須選擇及貫徹採用合適的會計政策。本核數師行之責任是根據審核工作的結果，對該等財務報表表達獨立意見，並按照百慕達一九八一年公司法第90條之規定，僅向 貴公司整體股東報告，除此之外本報告不可作其他用途。本核數師行不會就本報告之內容向任何其他人負上或承擔任何責任。

意見基礎
本核數師行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團的具體情況、與及有否貫徹應用並充分地披露該等會計政策。

本核數師行在策劃和進行審核工作時，均以取得一切本核數師行認為必需之資料及解釋為目標，使本核數師行能獲得充份之憑證，就該等財務報表是否存有重要錯誤聲明，作出合理之確定。在作出意見時，本核數師行亦已衡量該等財務報表所載之資料在整體上是否足夠。本核數師行相信，本核數師行之審核工作已為下列意見建立合理之基礎。

意見
本核數師行認為，該等財務報表足以真實而公允地反映 貴公司及 貴集團於二零零四年十二月三十一日之財務狀況及 貴集團截至該日止年度的溢利和現金流量狀況，並已按照香港公司條例之披露規定而適當編製。

安永會計師事務所
執業會計師

香港，二零零五年四月十一日

合併損益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	5	**3,583,751**	3,310,309
銷售成本		**(2,032,440)**	(1,858,585)
毛利		**1,551,311**	1,451,724
其他收入及收益		**115,999**	80,633
銷售及分銷成本		**(763,654)**	(659,024)
行政費用		**(475,077)**	(440,901)
其他經營費用		**(77,905)**	(95,615)
經營業務溢利	6	**350,674**	336,817
融資成本	9	**(7,944)**	(18,273)
應佔溢利及虧損：			
共同控制公司		**2,757**	3,085
聯營公司		**36,840**	42,581
除稅前溢利		**382,327**	364,210
稅項	10	**(107,965)**	(106,690)
未計少數股東權益前溢利		**274,362**	257,520
少數股東權益		**(54,287)**	(92,495)
股東應佔經常業務純利	11	**220,075**	165,025
股息	12		
中期		**27,016**	27,016
擬派發末期		**105,061**	75,044
		132,077	102,060
		港仙	港仙
每股盈利	13		
基本		**21.99**	16.49
攤薄後		**21.68**	16.39

合 併 資 產 負 債 表

二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
非流動資產			
固定資產	14	**518,966**	510,842
投資物業	15	**1,900**	1,650
應佔共同控制公司權益	17	**28,336**	25,276
應佔聯營公司權益	18	**157,911**	104,101
永久配額	19	**–**	1,165
遞延税項資產	29	**11,887**	–
		719,000	643,034
流動資產			
存貨	20	**563,206**	511,619
應收賬款及票據	21	**276,877**	401,134
預付款、按金及其他應收賬款		**184,665**	159,550
關連公司欠款	22	**14,977**	1,579
已抵押銀行存款	26	**21,784**	37,217
現金及銀行結餘		**1,251,865**	1,121,178
		2,313,374	2,232,277
流動負債			
應付賬款及票據	23	**382,689**	408,261
應付税款		**206,026**	128,654
其他應付賬款及應付費用		**659,151**	571,902
計息銀行貸款及其他借款	24	**126,040**	175,091
		1,373,906	1,283,908
流動資產淨值		**939,468**	948,369
總資產減流動負債		**1,658,468**	1,591,403
非流動負債			
計息銀行貸款	25	**23,017**	50,685
少數股東長期貸款	27	**9,400**	9,400
應付融資租賃款	28	**2,044**	3,037
遞延税項負債	29	**1,057**	1,750
		35,518	64,872
少數股東權益		**149,890**	183,531
		1,473,060	1,343,000

合併資產負債表（續）

二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
股本及儲備			
股本	30	**100,058**	100,058
儲備	32	**1,267,941**	1,167,898
擬派末期股息	12	**105,061**	75,044
		1,473,060	1,343,000

楊釗太平紳士
董事

楊勳
董事

合併股東權益變動表概要

截至二零零四年十二月三十一日止年度

	附註	**二零零四年** **港幣千元**	二零零三年 港幣千元
年初股東權益		**1,343,000**	1,251,024
出售共同控制公司時變現之匯況差額	32	**–**	1,293
重估土地及樓宇之盈餘淨額	32	**4,348**	–
換算海外公司財務報表之匯兑差額	32	**7,697**	27,718
未反映在合併損益表內之盈餘淨額		**12,045**	27,718
股東應佔經常業務純利	32	**220,075**	165,025
股息	12, 32	**(102,060)**	(102,060)
		130,060	91,976
年末股東權益		**1,473,060**	1,343,000

合併現金流量表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
經營業務之現金流量			
除稅前溢利		**382,327**	364,210
調整：			
融資成本	9	**7,944**	18,273
應佔共同控制公司及聯營公司溢利及虧損		**(39,597)**	(45,666)
利息收入	6	**(14,451)**	(11,656)
折舊	6	**111,820**	104,397
永久配額攤銷	6	**2,085**	2,030
固定資產減值	6	**1,094**	6,372
應佔共同公司控制公司減值返還	6	**–**	(300)
滯銷存貨撥備／(返還撥備)	6	**(17,758)**	3,524
聯營公司之貸款撥備	6	**–**	8,282
出售固定資產之虧損	6	**7,113**	5,953
出售永久配額之溢利	6	**(42)**	(2,466)
出售共同控制公司之虧損	6	**–**	80
出售聯營公司虧損	6	**714**	–
土地及樓宇重估淨虧損	6	**1,295**	–
投資物業重估盈餘	6	**(250)**	–
外幣匯率變動之淨影響		**4,235**	20,373
營運資金變動前之經營溢利		**446,529**	473,406
減少共同控制公司欠款		**1,051**	1,227
增加／(減少)欠共同控制公司款項		**(4,376)**	3,531
減少／(增加)聯營公司欠款		**2,802**	(1,722)
減少聯營公司欠款		**(7,213)**	(672)
減少／(增加)存貨		**(33,829)**	11,326
減少／(增加)應收賬款及票據		**124,257**	(18,831)
增加預付款、按金及其他應收賬款		**(24,755)**	(1,715)
增加關連公司欠款		**(13,398)**	(1,579)
增加／(減少)應付賬款及票據		**(25,572)**	33,429
增加其他應付賬款及應付費用		**87,249**	116,820
營運產生之現金		**552,745**	615,220
利息收入		**14,451**	11,656
利息支出	9	**(7,819)**	(17,952)
融資租賃的利息部份	9	**(125)**	(321)
收取共同控制公司股息		**1,694**	9,503
收取聯營公司股息		**13,623**	14,674
繳納香港利得稅		**(13,353)**	(21,012)
繳納海外稅項		**(12,224)**	(5,128)
經營活動現金注入淨額		**548,992**	606,640

合 併 現 金 流 量 表 （ 續 ）

二零零四年十二月三十一日

	附註	**二零零四年 港幣千元**	二零零三年 港幣千元
經營活動現金注入淨額		**548,992**	606,640
投資活動之現金流量			
購買固定資產		**(123,520)**	(135,300)
購買永久配額	19	**(920)**	(1,684)
出售固定資產所得款項		**2,720**	4,686
出售永久配額所得款項		**42**	2,466
投資共同控制公司		**–**	(12,540)
投資聯營公司		**(1,275)**	(1,015)
出售聯營公司		**600**	–
出售共同控制公司		**–**	2,801
貸款予聯營公司		**(43,032)**	(20,000)
減少抵押銀行存款		**15,433**	4,489
投資活動之現金流出淨額		**(149,952)**	(156,097)
融資活動之現金流量			
新增銀行貸款		**39,210**	217,841
償還銀行貸款		**(93,045)**	(252,863)
償還融資租賃貸款之本金部份		**(1,938)**	(1,726)
少數股東注資		**496**	94
已付股息		**(102,060)**	(102,060)
已付少數股東股息		**(89,821)**	(71,080)
增加／(減少)信託收據貸款		**(26,029)**	16,179
融資活動之現金流出淨額		**(273,187)**	(193,615)
現金及現金等額之淨增加		**125,853**	256,928
年初現金及現金等額		**1,111,431**	848,991
外幣兌換率變動之淨影響		**1,954**	5,512
年末現金及現金等額		**1,239,238**	1,111,431
現金及現金等額結存分析			
現金及銀行結存		**1,251,865**	1,121,178
銀行透支	25	**(12,627)**	(9,747)
		1,239,238	1,111,431

資產負債表

二零零四年十二月三十一日

	附註	**二零零四年 港幣千元**	二零零三年 港幣千元
非流動資產			
應佔附屬公司權益	16	**770,899**	726,056
流動資產			
其他應收帳款		**453**	360
現金及銀行結存		**597,031**	559,375
		597,484	559,735
流動負債			
其他應付帳款及應付費用		**140**	129
流動資產淨值		**597,344**	559,606
		1,368,243	1,285,662
股本及儲備			
股本	30	**100,058**	100,058
儲備	32	**1,163,124**	1,110,560
擬派末期股息	12	**105,061**	75,044
		1,368,243	1,285,662

楊釗太平紳士　　　　**楊勳**

董事　　　　董事

財 務 報 表 附 註

二零零四年十二月三十一日

1. 公司資料

旭日企業有限公司之總辦事處及主要營業地點為香港九龍觀塘巧明街97號旭日集團大廈。

年內本集團經營日常便服之零售、出口及製造。

2. 最新頒佈的香港財務報告準則造成的影響

香港會計師公會已頒佈多項新及經修訂香港財務報告準則及香港會計準則(「以下統稱為新財務報告準則」),一般於二零零五年一月一日或以後開始的會計期間生效。本集團並無提早於截至二零零四年十二月三十一日止年度的財務報告內採納此等新財務報告準則。

本集團已開始評估此等新財務報告準則的影響,但目前仍未能確定此等新財務報告準則會否對本集團的業績及財務狀況帶來重大影響。

3. 主要會計政策概要

會計基礎

本財務報表乃根據由香港會計師公會頒布之香港財務報告準則(包括香港會計準則及詮釋)、香港公認之會計原則及香港公司條例之披露要求編製。除投資物業及部份固定資產經定期重估外,本財務報表是根據原始成本法編製,有關詳情載於下文。

合併基礎

合併財務報表包括本公司及各附屬公司截至二零零四年十二月三十一日止年度的財務報表。於本年度內收購或出售之附屬公司之業績分別由其實際收購日期或截至出售日期止合併計算。本集團內各公司之重大交易及結餘均於合併時抵銷。

少數股東權益代表外來股東應佔本公司附屬公司之業績及資產淨值。

財務報表附註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

附屬公司

附屬公司為本公司直接或間接控制其財務及運作政策之公司，並從其經濟活動中獲得利益。

附屬公司之業績在本公司的損益表中只計入已收及應收股息。應佔附屬公司權益乃按成本值扣除減值虧損列賬。

合營公司

合營公司指按合營協議成立，以獨立商業實體經營之公司，並由合營各方擁有其權益。

合營各方訂立之合營協議訂明合營夥伴之注資額、合營年期及解散時變現資產之基準。經營盈虧及剩餘資產分派將由合營各方按各自注資比例或合營協議之條款攤分。

合營公司在下列情況下將視為：

(a) 倘本集團直接或間接擁有合營公司之控制權，則列作附屬公司；或

(b) 倘本集團並無對合營公司之經濟活動行使單方面控制權，但直接或間接擁有共同控制權，列作共同控制公司；或

(c) 倘本集團直接或間接長期持有合營公司之註冊資本不少於20%，且無擁有其單方面控制權或共同控制權，唯對其可行使重大影響力，則列作聯營公司；或

(d) 倘本集團直接或間接長期持有合營公司之註冊資本20%以下，且無擁有其共同控制權或對其可行使重大影響力，列作長期投資。

共同控制公司

共同控制公司為在合營方共同控制下之公司，唯合營各方對共同控制公司之商業活動概無單方面控制權。

本集團應佔共同控制公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔共同控制公司權益乃根據權益會計法按本集團應佔共同控制公司之資產淨值扣除減值虧損，列入合併資產負債表內。

財 務 報 表 附 註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

聯營公司

聯營公司乃本集團長期持有其不少於20%投票權及本集團之地位足以對其發揮重大影響力之公司，惟並非附屬公司及共同控制公司。

本集團應佔聯營公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔聯營公司權益乃根據權益會計法按本集團應佔聯營公司之資產淨值扣除減值虧損，列入合併資產負債表內。

商譽

收購附屬公司、聯營公司及共同控制公司所產生之商譽，乃指收購代價超逾於收購日應佔可辨別資產及負債之公平價值。

收購產生之商譽計入合併資產負債表之資產內，並按其預計可使用年期以直線法攤銷。對於聯營公司及共同控制公司，所有未攤銷商譽包括在應佔淨資產內，並不會在合併資產負債表中以為單一資產列示。

於採納會計準則第30號《業務合併》前，收購產生之商譽於收購年度與合併儲備對銷。於採納會計准則第30號時，本集團根據會計準則之過渡性條文，容許該商譽仍然與合併儲備對銷。在採納該會計準則後，收購產生之商譽之會計處理方法已跟隨上文所述會計準則第30號之商譽會計政策。

於出售附屬公司、聯營公司及共同控制公司時，出售盈虧按出售日之淨資產(包括相關之未攤銷商譽及儲備)計算。先前收購產生之相關商譽如已沖銷合併儲備，亦會撥回並一併計算於出售盈虧中。

商譽之賬面值(包括對銷合併儲備之商譽)會每年檢討，如有需要，會作減值。先前已確認之商譽減值損失不會撥回，除非其減值是由於某一預期不會再次發生之特殊外在事件所致，而隨後發生之外在事件已改變了先前事件影響。

財 務 報 表 附 註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

負商譽

收購附屬公司、聯營公司及共同控制公司產生之負商譽，指本集團所佔於收購日期所收購之可辯別資產與負債之公平價值超逾收購成本之數。

倘若負商譽及與本集團收購計劃中已辯認及能可靠衡量之預期未來虧損及開支有關，惟並非指於收購當日之可辯別負債，該部份之負商譽乃於確認未來虧損及開支時於綜合損益表確認為收入。

倘若負商譽並非與於收購當日之可辯別預期未來虧損及開支有關，乃於已購入須作出折舊／攤銷之資產之餘下平均使用年期內，有系統地於損益表確認入賬。凡超逾所購入之非貨幣資產之公平價值之負商譽乃即時確認為收入。

至於聯營公司及共同控制公司方面，任何未於綜合損益表確認之負商譽乃計入其賬面值而非個別分列於綜合資產負債表內。

於採納會計准則第30號《業務合併》前，收購產生之負商譽於收購年度與合併儲備對銷。於採納會計準則第30號時，本集團根據會計準則之過渡性條文，容許該負商譽仍然與合併儲備對銷。在採納該會計準則後，收購產生之負商譽之會計處理方法已跟隨上文所述會計準則第30號之商譽會計政策。

出售附屬公司、聯營公司或共同控制公司時，出售損益乃參照出售當日之資產淨值計算，包括仍未於綜合損益表確認之負商譽及任何有關儲備之應佔金額(如適用)。任何已於較早前轉入儲備之負商譽，應撥回一併計算出售盈虧。

關連人士

倘任何一方可直接或間接控制另一方，或另一方作出財務及營運決策時對其行使重大影響力均視為有關連。倘雙方共同受他人控制或行使重大影響力，則雙方均視為有關連。關連人士可為個人或公司。

財 務 報 表 附 註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

資產減值

於各結算日進行評估，以決定是否有任何顯示任何資產出現減值，或有任何顯示往年度已確認之減值虧損不再存在或已減少。倘有任何該等顯示存在，該資產之可收回值須予以評估。資產之可收回值定為資產之使用價值與其銷售淨值之較高者。

減值虧損僅於資產賬面值超出其可收回值時予以確認。減值虧損於其產生之期間在損益表內扣除，惟當該資產以重估值為其賬面值時，減值虧損則按重估資產之有關會計政策入賬。

僅於資產之估計可收回值出現變動時，過往已確認之減值虧損方予以撥回。然而倘往年度該資產並無已確認之減值虧損，則撥回金額不得超過資產扣除任何折舊／攤銷之賬面值。撥回之減值虧損於其產生之期間計入損益表內，惟當該資產以重估值為其賬面值時，減值虧損則按重估資產之有關會計政策入賬。

固定資產及折舊

除投資物業及在建工程外，固定資產乃按原值或估價減累計折舊及減值列賬。資產成本包括其購買價及將資產達至運作狀況及位置以作其計劃之用途產生之任何直接應計成本。固定資產開始運作後的應計支出，如保養維修費用，一般於產生時在損益表中扣除。若可清楚顯示上述費用能增加將來使用固定資產時帶來之經濟利益，該等費用則會資本化，作為固定資產的額外成本。

土地及樓宇按估值列賬。本集團的政策為定期省覽土地及樓宇之賬面值，並當價值有重大變動時作出調整。獨立專業估值將於適合情況下進行。

除投資物業外，由於重估固定資產而產生的價值變動，將計入資產重估儲備。若以每項資產獨立計算後，其儲備總額不足以彌補重估虧損，差額將於損益表中扣除。其後任何重估盈餘也直接反映在損益表中，直至完全抵銷以往反映在損益表的不足額為止。當出售重估資產時，過往估值變現列入資產重估儲備內之部份將撥入保留溢利，以儲備變動方式列賬。

財務報表附註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

固定資產及折舊(續)

折舊之計算方法乃根據個別資產按估計可使用年期，以直線法撇銷其原值或估值，所用之主要年率如下：

租賃土地	按租約年期平均攤銷
永久業權土地	無
樓宇	每年1.67%－5%或按租約年期(以較短者為準)
租賃物業裝修	20%－25%或按租約年期(以較短者為準)
廠房設備及機器	10%－25%
傢俬設備、裝置及辦公室設備	10%－33%
汽車	20%－30%

於損益表中反映出售或棄用固定資產所得之收益或虧損，乃出售所得款項與有關資產的賬面值之差額。

在建工程乃指正在興建中之大廈，以原值扣除減值虧損而不予折舊入賬。原值包括興建之直接成本。在建工程於完成及可供使用時重置為適當類別之固定資產。

投資物業

投資物業是指已完成建造及發展的土地及樓宇並作為長期持有作投資用途；所有租金均以市場價格釐定。該等物業不提折舊，並於每年年結日按專業估價基準以其公開市值列賬。

投資物業價值的變動將計入資產重估儲備。若以投資組合計算後，其儲備總額不足以彌補該投資組合的重估虧損，差額將於損益賬中扣除。其後任何重估盈餘也直接反映在損益表賬中，直至完全抵銷以往反映在損益表中的虧損為止。

當出售投資物業時，過往估值變現列入資產重估儲備之部份將撥入損益表內計算。

財務報表附註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

租賃資產

凡將所有資產擁有權之收益及風險(法定業權除外)轉讓至本集團之租約均列作融資租約。訂立融資租約時，資產之原值按最低租賃付款之現值列作資本，並連同債務(不計利息部分)入賬，以反映購買及融資情況。資本化之融資租賃資產列入固定資產內，並以租約年期或估計資產使用年期折舊(以較短者為準)。相關融資成本則直接反映在損益表中，以反映租賃期內的穩定支出。

凡租賃公司仍實際上保留資產擁有權之所有收益及風險之租約均列作經營租約。本集團作為出租人，租賃資產於非流動資產內列賬及此等經營租金收入以直線法按租約年期計入損益表內。本集團作為承租人，此等經營租金以直線法按租約年期由損益表內扣除。

紡織品配額權利

購自第三者之臨時紡織品配額於使用時在損益表撇除，如無使用則於有關使用期終止時撇除。出售臨時紡織品配額所得之溢利在與第三者訂立具法律約束力、無附帶條件及不予撤銷之轉讓合約時入賬。

永久紡織品配額(「永久配額」)按原值扣除減值虧損，並按其預計可使用年期以直線法攤銷。源自暫時轉讓永久配額之收入在與第三者訂立具法律約束力、無附帶條件及不予撤銷之轉讓合約時入賬。在損益表中反映出售或棄用永久配額所得之收益或虧損，乃出售所得款項與有關永久配額的賬面值之差額。

存貨

存貨乃按成本或可變現淨值兩者中之較低者列賬。成本以先進先出及加權平均法計算。如屬在製品及製成品，其成本包括直接材料、直接工資、及適當比例的間接成本。可變現淨值乃按估計售價減預期完成並出售所需之成本計算。

現金及現金等額

就合併現金流量表而言，現金及現金等額包括手持現金、活期存款及可隨時轉換為已知金額現金之短期高變現能力之投資(有關投資所受價值變動之風險並不重大，並於購入後三個月內到期)減去須於要求時還款及構成本集團現金管理之基本部份的銀行透支。

財 務 報 表 附 註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

現金及現金等額(續)

就資產負債而言，現金及現金等額指手持現金及銀行現金，包括定期存款，以及性質近似現金、使用不受限制之資產。

撥備

當因已發生的事件而產生現有法律或推定的責任，而日後解除責任時有可能須消耗資源時確認撥備，但估算責任所涉及的款額須能夠可靠地估算。

當折現的影響是重大時，則所能確認的撥備為於結算日，預期須用以清償責任的未來開支的現有價值。因時間過去而增加的已折現現有價值部份，均列入損益帳的財務成本內。

所得稅

所得稅包括當期及遞延稅項。所得稅於損益表內確認，如該項所得稅與已於股東權益確認之項目有關，或與於股東權益不同期間入賬之項目有關，則於股東權益確認。

在結算日時資產與負債的稅基與其在財務報告的賬面值之間的所有暫時性差異，須按負債法計提遞延稅項撥備。

所有應課稅暫時性差異均會確認為遞延稅項負債，惟下列則屬例外：

- 倘若遞延稅項負債的起因是由於商譽，或在一宗非屬業務合併的交易中初步確認之資產或負債，與及在交易時，對會計利潤或應課稅利潤或虧損均無影響； 及

- 對於涉及附屬公司，聯營公司及合營企業權益之投資的應課稅暫時性差異而言，倘若撥回暫時性差異的時間可以控制，以及暫時性差異不甚可能在可見將來撥回。

財 務 報 表 附 註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

所得稅(續)

對於所有可於稅務上扣減之暫時性差異、承前未用稅項資產及未用稅項虧損，若日後有可能出現應課稅利潤，可用以抵扣該等可扣減暫時性差異、該等承前未用稅項資產及未用稅項虧損確認為遞延稅項資產，惟應注意下列各點：

- 倘若有關可扣減暫時性差異的遞延稅項資產的起因，是由於負商譽或在一宗非屬業務合併的交易中初步確認資產或負債，而且在交易時，對會計利潤或應課稅利潤或虧損均無影響，則屬例外；及

- 對於涉及附屬公司、聯營公司及合營企業權益之投資的應課稅暫時性差異而言，只有在暫時性差異有可能在可見將來撥回，而且日後有可能出現應課稅利潤，可用以抵扣該等暫時性差異時，方會確認遞延稅項資產。

遞延稅項資產的賬面值，在每個結算日予以審閱。若不再可能有足夠應課稅利潤用以抵扣相關稅項資產的全部或部分，則扣減遞延稅項資產賬面值。相反，在可能有足夠應課稅利潤用以抵扣相關稅項資產的全部或部份時，則確認過往不予確認的遞延稅項資產。

變現資產或清償負債的期間預期適用的稅率，會用作衡量遞延稅項資產及負債，並以結算日當日已經生效或大致上已經生效的稅率(及稅法)為基準。

收益確認

收益乃本集團預計可獲得經濟利益及收入能可靠地計算時才確認入賬，基礎如下：

(a) 銷售貨品，當擁有權之重大風險及收益已轉予買方，惟本集團對該等出售貨品並無維持一般與業權有關之管理權，亦無實際控制權；

(b) 佣金收入，當該等服務提供時；

(c) 暫時轉讓永久配額之收入，不論是已收或未收，當與第三者訂立法律上有約束力、無條件及不可撤銷之轉讓合約時；

(d) 利息收入，以本金及實質利率按時間比例計算；

(e) 租金收入，按租約年期內以直線法計算；及

(f) 股息收入，於確立股東收款權利時確認。

財 務 報 表 附 註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

外幣

外幣交易按交易日之匯率入賬。於結算日以外幣結算之貨幣資產與負債則按該日之適用匯率換算，匯兌差額均列入損益表。

對於部份海外附屬公司權益以貸款形式投資，並於可見之將來不會償還，其貸款之外匯差額撥入外匯變動儲備。董事局認為，此等貸款屬於長期投資，該被視為本公司淨投資的一部份。

於合併賬目時，以外幣結算之附屬公司、共同控制公司及聯營公司之財務報表均按結算日之適用匯率換算為港元。海外附屬公司、共同控制公司及聯營公司之損益賬按年內之加權平均匯率換算為港元，其資產負債表按結算日之匯率換算為港元。由此產生之匯兌差額列入外匯變動儲備。

就合併現金流量表而言，海外附屬公司之現金流量按產生現金量日期之匯率換算為港元。海外附屬公司年內產生之經常性現金流量按當年內之加權平均匯率換算為港元。

股息

董事建議派付之末期股息於資產負債表之資本及儲備項下，列作保留溢利之獨立分配，直至股東於股東週年大會批准派付該等股息。倘該等股息獲股東批准，並予以宣派，則確認為負債入賬。

中期股息由本公司同時建議及宣派，因本公司之公司細則授權董事宣派中期股息之權利。故此，中期股息於建議派付及宣派時隨即確認為負債。

財 務 報 表 附 註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

僱員福利

退休福利計劃

根據強制性公積金條例，本集團為所有合資格參加之僱員管設一個界定供款強制性公積金退休福利計劃(「強積金計劃」)。按照強積金計劃之規章，供款乃按參與之僱員基本薪酬的某一百份比計算，並於應付供款時自損益表扣除。強積金計劃之資產與本集團資產分開處理，另由一個獨立運作之基金管理。本集團之僱主供款一旦注入強積金計劃即悉數歸屬僱員，僱主自願供款部份除外。倘僱員於可獲得僱主之自願供款部份前離職，該部份將按強積金計劃規定退回本集團。

在強積金計劃實施前，本集團為所有僱員提供兩項界定供款退休福利計劃，該計劃之資產乃與本集團之資產分開，獨立管理。根據其中一項計劃，僱主及僱員之供款於一九九四年一月暫停，惟管理人根據該計劃之規則繼續管理及投資該計劃之資產，並按該計劃之條款向僱員付款。根據另一計劃，合資格僱員乃按其薪金之指定百分比計算供款，並於彼等支付時按該計劃條款計入損益表內。倘僱員於可獲得僱主之全部供款前退出該計劃，其未能領取之款額可用作減低本集團日後應支付之供款。此計劃於二零零零年十二月一日後仍然運作。

本集團根據地方市政府法規，須為中國國內附屬公司之僱員對地方政府營運之中央退休金計劃作出供款。國內附屬公司需按員工薪金之指定百分比供款予中央退休金。

僱傭條例長期服務金

本集團若干僱員已在本集團服務若干年期，可在被終止僱傭合約時根據香港僱傭條例享有長期服務金。若終止僱傭合約符合僱傭條例中列明的情況，本集團將需付出有關的長期服務金。

本集團已就將來可能需要付出的長期服務金作出撥備。此撥備的計算基於僱員將來獲得款項的最佳預測，並由其在本集團開始服務起計至結算日。

財 務 報 表 附 註

二零零四年十二月三十一日

3. 主要會計政策概要(續)

僱員福利(續)

購股權計劃

本公司管理一項購股權計劃的目的，是為了合資格參與者為對本集團業務作出貢獻給予彼等獎勵及報酬。直至購股權獲行使當時為止，已授出購股權之財務影響不會記入本公司或本集團之資產負債表內，而其成本均不會記入損益表或資產負債表。當購股權獲行使時，本公司會將就發行之股份以股份面值記入為額外股本，而每股股份行使價超逾股份面值之差額則記入本公司之股份溢價賬內。在行使日期前失效或取消之購股權均由尚未行使購股權之名冊中剔除。

4. 分類資料

分類資料以兩種分類模式呈列：(i)按業務分類呈報之主要分類模式；(ii)按地域分類呈報之次要分類模式。

本集團之經營業務按經營性質，提供之商品及服務性質而劃分架構及管理。本集團轄下各業務分類代表一項策略性商業單元。此單元提供之商品及服務所承擔之風險及獲得之回報有別於其他業務類別。業務分類之概略如下：

(a) 零售業務經營零售日常便服；

(b) 出口業務生產及出口成衣；及

(c) 其他業務，主要為布料買賣及其它業務。

在確定本集團之地域分類時，收益按顧客所處地區分類，資產則按資產所在地分類。

本年度並沒有業務間的銷售及轉撥(二零零三年：無)

財 務 報 表 附 註

二零零四年十二月三十一日

4. 分類資料(續)

(a) 業務分類

下表列出本集團以業務分類之收入，盈利及若干資產、負債及開支資料。

本集團

	零售業務		出口業務		其他業務		合併	
	二零零四年 港幣千元	二零零三年 港幣千元	**二零零四年 港幣千元**	二零零三年 港幣千元	**二零零四年 港幣千元**	二零零三年 港幣千元	**二零零四年 港幣千元**	二零零三年 港幣千元
分類收入：								
向外間顧客銷貨	**2,277,659**	1,836,446	**1,144,528**	1,266,510	**161,564**	207,353	**3,583,751**	3,310,309
其他收入及收益	**33,785**	12,016	**51,383**	42,922	**14,170**	11,403	**99,338**	66,341
總收入	**2,311,444**	1,848,462	**1,195,911**	1,309,432	**175,734**	218,756	**3,683,089**	3,376,650
分類業績	**218,945**	164,318	**102,121**	143,988	**33,503**	41,233	**354,569**	349,539
利息收入及未分配收入							**16,661**	14,292
未分配費用							**(20,556)**	(27,014)
經營業務溢利							**350,674**	336,817
融資成本							**(7,944)**	(18,273)
應佔溢利及虧損：								
－共同控制公司	**-**	-	**871**	389	**1,886**	2,696	**2,757**	3,085
－聯營公司	**(11,973)**	(1,103)	**48,813**	43,684	**-**	-	**36,840**	42,581
除稅前溢利							**382,327**	364,210
稅項							**(107,965)**	(106,690)
未計少數股東權益前溢利							**274,362**	257,520
少數股東權益							**(54,287)**	(92,495)
股東應佔經常業務純利							**220,075**	165,025

財 務 報 表 附 註

二零零四年十二月三十一日

4. 分類資料(續)

(a) 業務分類(續)

本集團

	零售業務		出口業務		其他業務		綜合	
	二零零四年 港幣千元	二零零三年 港幣千元	**二零零四年 港幣千元**	二零零三年 港幣千元	**二零零四年 港幣千元**	二零零三年 港幣千元	**二零零四年 港幣千元**	二零零三年 港幣千元
分類資產	**678,041**	550,746	**674,502**	825,599	**194,066**	198,033	**1,546,609**	1,574,378
應佔共同控制公司權益	**-**	-	**11,173**	7,320	**17,163**	17,956	**28,336**	25,276
應佔聯營公司權益	**44,029**	13,174	**113,882**	90,927	**-**	-	**157,911**	104,101
未分配資產							**1,299,518**	1,171,556
總資產							**3,032,374**	2,875,311
分類負債	**455,258**	360,831	**374,862**	377,256	**213,451**	236,301	**1,043,571**	974,388
未分配負債							**365,853**	374,392
總負債							**1,409,424**	1,348,780
其他分類資料:								
折舊及攤銷	**55,334**	49,101	**51,376**	52,351	**7,195**	4,975	**113,905**	106,427
實現在損益表內之淨減值撥備/(返還減值撥備)	**-**	-	**1,094**	6,104	**-**	(32)	**1,094**	6,072
實現在損益表內之重估虧損/(盈餘)	**-**	-	**(505)**	-	**1,550**	-	**1,045**	-
其他非現金支出/(收入)	**5,593**	18,062	**(18,849)**	221	**3,325**	(444)	**(9,931)**	17,839
資本開支	**84,430**	63,774	**26,386**	59,060	**13,624**	14,150	**124,440**	136,984
實現在股東權益內之重估盈餘	**-**	-	**4,302**	-	**46**	-	**4,348**	-

財 務 報 表 附 註

二零零四年十二月三十一日

4. 分類資料(續)

(b) 地區分類

下表列出本集團以地區分類之收入，若干資產及開支資料。

本集團

	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	二零零四年	二零零四年	二零零四年	二零零四年	二零零四年	二零零四年	二零零四年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	**1,510,634**	**135,643**	**953,691**	**806,926**	**83,646**	**93,211**	**3,583,751**
其他分類資料：							
分類資產	**976,214**	**55,099**	**127,862**	**205,069**	**9,829**	**172,536**	**1,546,609**
資本開支	**80,755**	**1,854**	**–**	**38,759**	**–**	**3,072**	**124,440**
	二零零三年	二零零三年	二零零三年	二零零三年	二零零三年	二零零三年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	1,315,590	127,696	1,039,061	594,338	78,230	155,394	3,310,309
其他分類資料：							
分類資產	844,326	69,851	229,920	166,676	16,951	246,654	1,574,378
資本開支	80,652	1,322	–	34,210	–	20,800	136,984

財　務　報　表　附　註

二零零四年十二月三十一日

5. 營業額

營業額指扣除退貨、貿易折扣及集團內部交易後之銷貨發票淨值，及暫時轉永久配額之已收及應收收益。

以下業務的收益列入營業額內：

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
零售日常便服	**2,277,659**	1,836,446
成衣出口	**1,144,528**	1,266,510
布料貿易及其它業務	**161,564**	207,353
營業額	**3,583,751**	3,310,309

6. 經營業務溢利

本集團的經營業務溢利已扣除／(計入)下列各項：

		本集團	
		二零零四年	二零零三年
	附註	**港幣千元**	港幣千元
銷售存貨成本 *		**2,032,440**	1,858,585
折舊	14	**111,820**	104,397
永久配額攤銷 **	19	**2,085**	2,030
經營租約之最低租金：			
土地及樓宇		**321,830**	275,569
廠房及機器		**592**	1,827
		322,422	277,396

財 務 報 表 附 註

二零零四年十二月三十一日

6. 經營業務溢利(續)

		本集團	
	附註	**二零零四年 港幣千元**	二零零三年 港幣千元
核數師酬金		**4,886**	3,865
員工成本(包括董事酬金,附註7):			
工資及薪金		**624,933**	552,373
退休金供款		**16,443**	13,816
減:退還沒收供款		**(399)**	(375)
退休金淨供款***		**16,044**	13,441
員工總成本		**640,977**	565,814
固定資產減值	14	**1,094**	6,372
應佔共同控制公司之減值返還		**–**	(300)
出售固定資產之虧損		**7,113**	5,953
重估土地及樓宇之淨虧損	14	**1,295**	–
重估投資物業之盈餘	15	**(250)**	–
匯兑虧損/(溢利)淨額		**(17,508)**	8,763
出售永久配額之溢利		**(42)**	(2,466)
出售聯營公司之虧損		**714**	–
出售共同控制公司之虧損		**–**	80
利息收入		**(14,451)**	(11,656)
滯銷存貨撥備/(返還撥備)		**(17,758)**	3,524
聯營公司之貸款撥備		**–**	8,282
投資物業的總租金收入		**(204)**	(204)
減:支出		**9**	9
投資物業的淨租金收入		**(195)**	(195)

* 銷售之存貨成本及銷售成本包括滯銷存貨撥備返還17,758,000港元(二零零三年:滯銷存貨撥備3,524,000港元)。

** 年度之永久配額攤銷已列入合併損益表的銷售成本內。

*** 於二零零四年十二月三十一日:本集團已無沒收供款可供減少來年公積金計劃供款(二零零三年:無)。

財 務 報 表 附 註

二零零四年十二月三十一日

7. 董事酬金

依照上市規則及公司條例第161條列報的董事酬金如下：

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
袍金：		
執行董事	**–**	–
獨立非執行董事	**250**	200
	250	200
執行董事的其他酬金：		
薪金、津貼及實物利益	**6,246**	6,398
花紅	**7,412**	5,706
退休金供款	**261**	261
	13,919	12,365

以上董事之酬金按下列組別歸類為：

	董事人數	
	二零零四年	二零零三年
無－1,000,000港元	**5**	3
1,000,001港元－1,500,000港元	**2**	1
1,500,001港元－2,000,000港元	**1**	2
3,500,001港元－4,000,000港元	**–**	2
4,000,001港元－4,500,000港元	**1**	–
5,000,001港元－5,500,000港元	**1**	–
	10	8

年內概無任何安排使任何董事已放棄或同意放棄其酬金。

財　務　報　表　附　註

二零零四年十二月三十一日

8. 五位最高薪僱員

年期內五位最高薪僱員包括兩位(二零零三年：三位)董事，彼等酬金之資料已於上文附註7中披露。其餘三位(二零零三年：兩位)最高薪非董事僱員之酬金詳情如下：

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
薪酬、津貼及實物利益	**5,003**	2,488
花紅	**3,239**	2,907
退休金供款	**132**	89
	8,374	5,484

最高薪非董事僱員之酬金按下列組別歸類為：

	僱員人數	
	二零零四年	二零零三年
2,000,001港元－2,500,000港元	**1**	–
2,500,001港元－3,000,000港元	**1**	2
3,000,001港元－3,500,000港元	**1**	–
	3	2

9. 融資成本

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
需於五年內償還之銀行貸款、透支利息	**7,819**	17,952
融資租約利息	**125**	321
總融資成本	**7,944**	18,273

財 務 報 表 附 註

二零零四年十二月三十一日

10. 稅項

香港利得稅乃根據本年源自香港之估計應課稅溢利按稅率17.5%(二零零三年：17.5%)作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	本集團	
	二零零四年 **港幣千元**	二零零三年 港幣千元
本集團：		
本年－香港		
年內支出	**23,568**	15,106
過往年度撥備不足／(超額)	**(237)**	3,003
本年－其他地區	**79,445**	76,708
遞延(附註29)	**(12,580)**	(269)
	90,196	94,548
應佔稅項：		
共同控制公司	**963**	294
聯營公司	**16,806**	11,848
	17,769	12,142
本年度稅項支出	**107,965**	106,690

財務報表附註

二零零四年十二月三十一日

10. 稅項(續)

下表列出本公司及其主要附屬公司、共同控制公司及聯營公司按註冊成立所在地之法定稅率計算並適用於除稅前盈利之稅項支出，以及按實際稅率計算之稅項支出進行對賬；並就適用稅率(即法定稅率)以及實際稅率進行對賬：

	本集團			
	二零零四年		二零零三年	
	港幣千元	**%**	港幣千元	%
除稅前溢利	**382,327**		364,210	
按法定稅率計算稅項	**66,907**	**17.5**	63,737	17.5
其他國家較高稅率	**56,291**	**14.7**	39,335	10.8
就過往年度之稅項作本年調整	**(237)**	**(0.1)**	3,003	0.8
毋須繳納稅項之收入	**(9,934)**	**(2.6)**	(4,075)	(1.1)
不可扣稅之支出	**4,935**	**1.3**	816	0.2
使用過往期間稅項虧損	**(16,698)**	**(4.4)**	(4)	0.0
沒有確認之稅項虧損	**6,701**	**1.8**	3,878	1.1
按實質稅率計算之稅項支出	**107,965**	**28.2**	106,690	29.3

根據中國稅法，在中國內地運作的公司需按中國會計規則編制之法定財務報告內反映之應課稅利潤，按稅率33%繳納企業所得稅。

中外合資企業需繳納國家所得稅30%及地方所得稅3%。就國家所得稅，該等企業可於其經營之首兩個／三個盈利年度豁免企業所得稅，並於隨後三年／四年內獲減免50%企業所得稅。

在澳洲成立及營運之附屬公司，應課稅溢利稅率為30%。年內已按澳洲產生之預估評稅溢利計提所得稅。

11. 股東應佔經常業務純利

截止二零零四年十二月三十一日止年度，在本公司財務報表內處理的股東應佔經常業務純利為184,641,000港元(二零零三年：137,503,000港元)。(附註32)

財 務 報 表 附 註

二零零四年十二月三十一日

12. 股息

	二零零四年 **港幣千元**	二零零三年 港幣千元
中期－每股普通股2.70港仙（二零零三年：2.70港仙）以1,000,584,000股普通股計算－附註32	**27,016**	27,016
擬派發末期－每股普通股10.5港仙（二零零三年：7.50港仙）以1,000,584,000股普通股計算－附註32	**105,061**	75,044
	132,077	102,060

本年度建議末期股息須經本公司股東在即將舉行之股東周年大會批准，方才作實。

13. 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據本年度之股東應佔日常業務純利220,075,000港元（二零零三年：165,025,000港元）及於年內已發行股份1,000,584,000股（二零零三年：1,000,584,000股）計算。

(b) 每股攤薄盈利

每股攤薄盈利乃根據截至二零零四年十二月三十一日止年度之股東應佔經常業務純利220,075,000港元（二零零三年：165,025,000港元）計算。計算時所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股數目1,000,584,000股（二零零三年：1,000,584,000股），與假設年內所有購股權被行使而無償發行的普通股加權平均數14,549,869股之總和（二零零三年：6,492,898股）。

財　務　報　表　附　註

二零零四年十二月三十一日

14. 固定資產

本集團

	土地及樓宇 港幣千元	租賃物業裝修 港幣千元	廠房設備及機器 港幣千元	傢俬裝置及辦公室設備 港幣千元	汽車 港幣千元	在建工程 港幣千元	總計 港幣千元
成本／估價：							
於二零零四年一月一日	124,007	252,388	415,880	262,119	45,768	108	1,100,270
添置	94	40,053	31,244	39,029	5,632	7,865	123,917
出售	(2,394)	(55,403)	(16,035)	(20,311)	(5,250)	-	(99,393)
轉撥	2,142	485	-	-	-	(2,627)	-
重估虧損	(974)	-	-	-	-	-	(974)
匯兌調整	(4)	(2)	746	5,965	231	-	6,936
於二零零四年十二月三十一日	122,871	237,521	431,835	286,802	46,381	5,346	1,130,756
以成本／估價分析：							
按成本	-	237,521	431,835	286,802	46,381	5,346	1,007,885
按估價	122,871	-	-	-	-	-	122,871
於二零零四年十二月三十一日	122,871	237,521	431,835	286,802	46,381	5,346	1,130,756
累計折舊及減值：							
於二零零四年一月一日	5,330	165,433	218,302	169,468	30,895	-	589,428
本年折舊	3,863	30,984	41,093	31,094	4,786	-	111,820
實現在本期損益表內之減值／(返還減值)	(2,027)	(100)	3,922	(445)	(256)	-	1,094
出售	(1,048)	(53,536)	(13,353)	(16,959)	(4,664)	-	(89,560)
重估時撥回	(6,118)	-	-	-	-	-	(6,118)
匯兌調整	-	(1)	651	4,367	109	-	5,126
於二零零四年十二月三十一日	-	142,780	250,615	187,525	30,870	-	611,790
賬面淨值：							
於二零零四年十二月三十一日	122,871	94,741	181,220	99,277	15,511	5,346	518,966
於二零零三年十二月三十一日	118,677	86,955	197,578	92,651	14,873	108	510,842

財　務　報　表　附　註

二零零四年十二月三十一日

14. 固定資產（續）

於二零零四年十二月三十一日，列入固定資產總額中以融資租賃方式擁有的資產的賬面淨值合共3,250,000港元（二零零三年：4,551,000港元）。

於二零零四年十二月三十一日本集團的土地及樓宇由獨立專業合資格估值師戴德梁行，S.F.Ahmed & Co.及PT Saptasentra Jasa Pradana按公開市價及現有用途重估為122,871,000港元。重估盈餘，在扣除少數股東權益後，4,348,000港元及重估虧損1,295,000港元已分別計入資產重估儲備及損益表內。

若此等土地及樓宇以成本減累積折舊列賬，其賬面值應為約99,357,000港元。

上述以估值列賬的土地及樓宇乃按以下年期持有：

	香港 港幣千元	其他地區 港幣千元	總計 港幣千元
永久業權土地	–	9,525	9,525
長期租約	–	79,212	79,212
中期租約	2,400	31,734	34,134
	2,400	120,471	122,871

於二零零四年十二月三十一日，本集團部份物業和廠房設備機器，其合計賬面淨值分別為2,400,000港元（二零零三年：6,049,000港元）及8,034,000港元（二零零三年：28,750,000港元）已抵押予銀行以獲得銀行融資額（附註26）。

15. 投資物業

	本集團	
	二零零四年 **港幣千元**	二零零三年 港幣千元
年初	**1,650**	1,650
重估盈餘	**250**	–
年末	**1,900**	1,650

本集團之投資物業位於香港並以中期租約持有。

財 務 報 表 附 註

二零零四年十二月三十一日

15. 投資物業（續）

本集團的投資物業已於二零零四年十二月三十一日經獨立專業估值師戴德梁行按公開市價及現有用途重估為1,900,000港元。此物業以經營租賃方式租予第三者，詳情載列於本財務報告附註35(a)。本集團的投資物業詳情如下：

地點	用途	租約	本集團應佔權益百分比
新界荃灣沙嘴道11號 達貿中心10樓1,2,3及5室	工業	中期	60%

16. 應佔附屬公司權益

	本公司	
	二零零四年 港幣千元	二零零三年 港幣千元
非上市股份，成本值	**377,717**	377,717
附屬公司之欠款	**438,182**	393,339
	815,899	771,056
減值準備	**(45,000)**	(45,000)
	770,899	726,056

附屬公司的欠款為無抵押，免息及沒有固定償還期限。

主要附屬公司之詳情載列於本財務報告附註38。

財　務　報　表　附　註

二零零四年十二月三十一日

17. 應佔共同控制公司權益

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
應佔淨資產	**46,865**	47,130
共同控制公司欠款	**308**	1,359
欠共同控制公司款項	**(10,695)**	(15,071)
	36,478	33,418
減值撥備	**(8,142)**	(8,142)
	28,336	25,276

與共同控制公司的結存為無抵押、免息及沒有固定償還期限。

主要共同控制公司詳情載列於本財務報表附註39。

18. 應佔聯營公司權益

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
應佔淨資產	**111,619**	105,252
聯營公司欠款	**1,170**	3,972
欠聯營公司款項	**(9,628)**	(16,841)
聯營公司貸款	**63,032**	20,000
減：聯營公司之貸款撥備	**(8,282)**	(8,282)
	157,911	104,101

與聯營公司的結存及貸款予聯營公司為無抵押，免息及沒有固定償還期限。

主要聯營公司詳情載列於本財務報表附註40。

財 務 報 表 附 註

二零零四年十二月三十一日

19. 永久配額

	本集團
	港幣千元
成本：	
於二零零四年一月一日	**111,120**
增加	**920**
出售	**(42)**
於二零零四年十二月三十一日	**111,998**
累計攤銷及減值：	
於二零零四年一月一日	**109,955**
年內攤銷	**2,085**
出售	**(42)**
於二零零四年十二月三十一日	**111,998**
賬面淨值：	
於二零零四年十二月三十一日	**-**
於二零零三年十二月三十一日	1,165

20. 存貨

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
原料	**95,765**	146,217
半製成品	**115,262**	57,906
製成品	**352,179**	307,496
	563,206	511,619

於結算日，並無存貨以可變現值列賬(二零零三年：無)。

於二零零四年十二月三十一日，本集團部份存貨已抵押予銀行以獲得銀行融資額，其賬面價值為86,270,000港元(二零零三年：84,844,000港元)(附註26)。

財 務 報 表 附 註

二零零四年十二月三十一日

21. 應收賬款及票據

應收賬款及票據包括已扣除壞賬準備的應收貿易賬款共148,958,000港元(二零零三年：141,841,000港元)及應收票據127,919,000港元(二零零三年：259,293,000港元)。應收票據於兩個結算日的賬齡少於四個月。下列為應收貿易賬款之賬齡分析：

	本集團	
	二零零四年 港幣千元	二零零三年 港幣千元
少於四個月	**136,485**	131,431
四至六個月	**9,980**	7,425
超過六個月	**2,493**	2,985
	148,958	141,841

本集團給予貿易客戶之賒賬期平均為45天。

22. 關連公司欠款

按香港公司法例第161B條，關連公司欠款詳列如下：

本集團

公司名稱	**於二零零四年十二月三十一日 港幣千元**	年內最高欠款 港幣千元	於二零零四年一月一日 港幣千元
Jeanswest Corporation (New Zealand) Limited	**14,076**	14,076	1,203
G.S. Property Management Limited	**583**	754	50
Golden Sunshine Enterprises Limited	**124**	125	93
港朋有限公司	**107**	257	129
輝年管理有限公司	**87**	239	104
	14,977	15,451	1,579

以上公司全部由楊釗太平紳士、楊勳先生控制，兩人皆為公司之董事。

關連公司欠款為無抵押，免息及沒有固定償還期限。

財 務 報 表 附 註

二零零四年十二月三十一日

23. 應付賬款及票據

應付賬款及票據包括應付貿易賬款共306,022,000港元(二零零三年：291,523,000港元)。下列為應付貿易賬款之賬齡分析：

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
少於四個月	**293,051**	276,012
四至六個月	**4,590**	7,705
超過六個月	**8,381**	7,806
	306,022	291,523

24. 計息銀行貸款及其他借款

		本集團	
		二零零四年	二零零三年
	附註	**港幣千元**	港幣千元
銀行透支	25	**12,627**	9,747
銀行貸款	25	**85,149**	110,651
信託收據	25	**26,605**	52,634
計息銀行貸款	25	**124,381**	173,032
應付融資租賃款之即期部份	28	**1,659**	2,059
		126,040	175,091

財　務　報　表　附　註

二零零四年十二月三十一日

25. 計息銀行貸款及透支

	本集團	
	二零零四年 港幣千元	二零零三年 港幣千元
銀行透支：		
有抵押	**7,787**	732
無抵押	**4,840**	9,015
	12,627	9,747
銀行貸款：		
有抵押	**83,491**	119,373
無抵押	**24,675**	41,963
	108,166	161,336
信託收據：		
有抵押	**26,605**	52,634
	147,398	223,717
以還款期分析：		
沒有固定償還期限的銀行透支－附註24	**12,627**	9,747
須於一年內償還之信託收據－附註24	**26,605**	52,634
須於下列期間內償還之銀行貸款：		
一年內－附註24	**85,149**	110,651
第二年	**11,600**	19,611
第三年至第五年（包括首尾兩年）	**11,417**	31,074
	108,166	161,336
總銀行貸款及透支	**147,398**	223,717
列作流動負債之部份－附註24	**(124,381)**	(173,032)
長期部份	**23,017**	50,685

財 務 報 表 附 註

二零零四年十二月三十一日

26. 銀行融資

本集團部份銀行融資額以下列作為擔保：

(i) 本集團部份土地及樓宇，於結算日之累計賬面淨值為2,400,000港元(二零零三年：6,049,000港元)。

(ii) 本集團部份廠房設備及機器，於結算日之累計賬面淨值為8,034,000港元(二零零三年：28,750,000港元)。

(iii) 本集團部份銀行存款，於結算日之價值共21,784,000港元(二零零三年：37,217,000港元)。

(iv) 本集團部份存貨，於結算日之賬面值共86,270,000港元(二零零三年：84,844,000港元)。

27. 少數股東長期貸款

少數股東長期貸款為無抵押，免息及於一年後償還。

財 務 報 表 附 註

二零零四年十二月三十一日

28. 應付融資租賃款

本集團租賃若干機器及汽車用於生產業務及商業用途。該等租約被分類為融資租賃租約，餘下租期為三至五年。

於二零零四年十二月三十一日，最低租賃還款額及其現值詳列如下：

本集團

	最低租賃還款額		最低租賃還款額之現值	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	港幣千元	港幣千元	**港幣千元**	港幣千元
應付金額：				
於一年內	**1,882**	2,381	**1,659**	2,059
於第二年	**1,297**	1,404	**1,152**	1,189
於第三至第五年(包括首尾兩年)	**952**	2,029	**892**	1,848
最低租賃付款總額	**4,131**	5,814	**3,703**	5,096
將來的財務費用	**(428)**	(718)		
應付租賃款淨額	**3,703**	5,096		
列為流動負債部份－附註24	**(1,659)**	(2,059)		
長期部份	**2,044**	3,037		

財 務 報 表 附 註

二零零四年十二月三十一日

29. 遞延稅項

遞延稅項負債及遞延稅項資產的變動情況如下：

遞延稅項資產

本集團

	虧損抵銷將來應課稅溢利	
	二零零四年	二零零三年
	港幣千元	港幣千元
本年度轉入損益賬之遞延稅項及於年末之總遞延稅項資產（附註10）	**11,887**	–

遞延稅項負債

本集團

	加速稅項折舊	
	二零零四年	二零零三年
	港幣千元	港幣千元
年初餘額	**1,750**	2,019
本年度轉入損益賬之遞延稅項（附註10）	**(693)**	(269)
年末總遞延稅項負債	**1,057**	1,750
年末淨遞延稅項資產／（負債）	**10,830**	(1,750)

本集團在香港產生的暫估稅項虧損可無限期用於抵銷產生有關稅項虧損的公司的未來應課稅溢利。長期虧損的附屬公司所產生的稅項虧損而未被確為遞延稅項資產為10,132,000港元（二零零三年：15,365,000港元）

於二零零四年十二月三十一日，本集團並無就其附屬公司，共同控制公司或聯營公司的未匯出盈利的應付稅項確認任何重大遞延稅項負債（二零零三年：無），由於該等款額匯出時，本集團並無額外的稅項負債，故並未確認重大遞延稅項負債。

本公司向其股東派發股息並無附有任何所得稅之後果。

財務報表附註

二零零四年十二月三十一日

30. 股本

股份

	普通股數量		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千位	千位	**港幣千元**	港幣千元
法定股本：				
每股面值0.10港元之普通股	**6,000,000**	6,000,000	**600,000**	600,000
已發行及繳足股本：				
每股面值0.10港元之普通股	**1,000,584**	1,000,584	**100,058**	100,058

購股權

本公司購股權計劃之詳情載於附註31內。

31. 購股權計劃

本公司採用之購股權計劃（「計劃」），旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。計劃之合資格參與者包括本集團之執行董事及全職僱員。計劃於一九九六年九月二日生效，除非另行註銷或修訂，否則計劃將於該日起計十年內仍然有效。

根據計劃，現時可授出之尚未行使購股權數目最多可相等於其獲行使時佔本公司任何時間之已發行股份之10%。根據計劃向各參與者授出之購股權可發行之股份數目最多佔本公司任何時間之已發行股份之2.5%。

提呈授出之購股權可於提呈日期起計28日內接納，而獲授人須支付合共港幣1元之象徵式代價。所授出之購股權之行使期由董事會釐定，並由若干歸屬期後開始，而屆滿日期不得遲於提呈購股權日期起計十年。

購股權之認購價由董事會釐定，但不可低於下列兩者中以較高者：(i)本公司普通股於緊接提呈日期前五個交易日在聯交所之平均收市價之80%；及(ii)本公司普通股之面值。

購股權並無賦予持有人獲派任何股息或於股東大會上投票之權利。

財務報表附註

二零零四年十二月三十一日

31. 購股權計劃（續）

截至二零零四年十二月三十一日止年度內根據計劃授出而尚未行使之購股權如下：

參與者姓名或類別	購股權所涉及之股份數目					購股權		
	於二零零四年一月一日	年內行使	年內失效	年內取消	於二零零四年十二月三十一日	授出日期*	認購價**	行使期間
	'000	'000	'000	'000	'000		港幣元	
董事								
楊勳先生	5,940	–	–	–	**5,940**	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
楊浩先生	10,000	–	–	–	**10,000**	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
鮑仕基先生	2,962	–	–	–	**2,962**	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,000	–	–	–	**7,000**	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
許宗盛太平紳士	10,000	–	–	–	**10,000**	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
張慧儀女士	2,404	–	–	–	**2,404**	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,494	–	–	–	**7,494**	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	45,800	–	–	–	**45,800**			
其他僱員總計	10,800	–	(350)	–	**10,450**	一九九七年六月十六日	2.876	二零零零年六月十五日至二零零七年六月十四日
	13,268	–	(80)	–	**13,188**	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	6,656	–	–	–	**6,656**	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	76,524	–	(430)	–	**76,094**			

財　務　報　表　附　註

二零零四年十二月三十一日

31. 購股權計劃（續）

* 　購股權之歸屬期由授出日期起直至行使期開始為止。

** 　購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

本年度內，本公司並未授出或行使購股權。

本公司於結算日共有76,094,000股尚未行使之購股權，佔於該日之本公司已發行股份約7.6%。根據本公司現行資本架構，若全面行使所有尚未行使之購股權將致使發行額外76,094,000股每股面值0.10港元之股份並獲得款項約162,389,000港元。

由於年內並無授出任何購股權，故未有購股權預期價值披露。

財 務 報 表 附 註

二零零四年十二月三十一日

32. 儲備

本集團

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	資產重估儲備 港幣千元	外匯變動儲備 (註i) 港幣千元	不可分派儲備 (註ii) 港幣千元	滾存溢利 (註ii) 港幣千元	總計 港幣千元
於二零零三年一月一日		268,668	115,551	14,119	(55,311)	5,479	727,416	1,075,922
換算海外附屬公司，共同控制及聯營公司的匯兌調整		–	–	–	27,718	–	–	27,718
出售共同控制公司時變現		–	–	–	1,293	–	–	1,293
轉撥自滾存溢利		–	–	–	–	72	(72)	–
應佔共同控制公司之不可分派儲備		–	–	–	–	15	(15)	–
出售時變現之重估儲備		–	–	(20)	–	–	20	–
期內淨溢利		–	–	–	–	–	165,025	165,025
二零零三年中期股息	12	–	–	–	–	–	(27,016)	(27,016)
二零零三年擬派末期股息	12	–	–	–	–	–	(75,044)	(75,044)
於二零零三年十二月三十一日		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898
儲備計入：								
本公司及附屬公司		268,668	115,551	14,099	(23,755)	423	688,958	1,063,944
共同控制公司		–	–	–	–	5,143	3,761	8,904
聯營公司		–	–	–	(2,545)	–	97,595	95,050
於二零零三年十二月三十一日		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898

財　務　報　表　附　註

二零零四年十二月三十一日

32. 儲備(續)

本集團

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	資產重估儲備 港幣千元	外匯變動儲備(註i) 港幣千元	不可分派儲備(註ii) 港幣千元	滾存溢利(註ii) 港幣千元	總計 港幣千元
於二零零四年一月一日：		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898
重估盈餘淨額	14	-	-	4,348	-	-	-	4,348
換算海外附屬公司，同控制及聯營公司的匯兑調整		-	-	-	7,697	-	-	7,697
轉撥自滾存溢利		-	-	-	-	78	(78)	-
應佔共同控制公司之不可分派儲備		-	-	-	-	298	(298)	-
出售時變現之重估儲備		-	-	(603)	-	-	603	-
年內淨溢利		-	-	-	-	-	220,075	220,075
二零零四年中期股息	12	-	-	-	-	-	(27,016)	(27,016)
二零零四年擬派末期股息	12	-	-	-	-	-	(105,061)	(105,061)
於二零零四年十二月三十一日		268,668	115,551	17,844	(18,603)	5,942	878,539	1,267,941
儲備計入：								
本公司及附屬公司		268,668	115,551	17,844	(16,255)	501	771,691	1,158,000
共同控制公司		-	-	-	-	5,441	3,201	8,642
聯營公司		-	-	-	(2,348)	-	103,647	101,299
於二零零四年十二月三十一日		268,668	115,551	17,844	(18,603)	5,942	878,539	1,267,941

誠如本財務報告附註3之解釋，本集團於採納會計準則第30號時採用其過渡性條文，容許於採納該會計準則前在收購時產生之商譽及負商譽與合併儲備對銷。於採納會計准則第30號前，由收購附屬公司、共同控制公司及聯營公司產生之商譽及負商譽而仍保留在二零零四年十二月三十一日之滾存溢利內之金額分別為2,429,000港元(二零零三年：2,429,000港元)及8,971,000港元(二零零三年：8,971,000港元)。

財 務 報 表 附 註

二零零四年十二月三十一日

32. 儲備(續)

附註: (i) 外匯變動儲備已計入因換算海外附屬公司貸款之匯兌盈餘共34,411,000港元(二零零三年:匯兌盈餘25,757,000港元)。此筆款項在可預見之未來將不會償還,董事認為此乃本公司淨投資之一部分。

(ii) 根據相關的中外合資企業的法律及條例,於中國內地的共同控制公司之部份利潤需轉往不可分派的儲備基金。

本公司

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	滾存溢利 港幣千元	總計 港幣千元
於二零零三年一月一日		268,668	377,567	428,882	1,075,117
年內淨溢利	11	–	–	137,503	137,503
二零零三年中期股息	12	–	–	(27,016)	(27,016)
二零零三年擬派末期股息	12	–	–	(75,044)	(75,044)
於二零零三年十二月三十一日及二零零四年一月一日		**268,668**	**377,567**	**464,325**	**1,110,560**
年內淨溢利	11	**-**	**-**	**184,641**	**184,641**
二零零四年中期股息	12	**-**	**-**	**(27,016)**	**(27,016)**
二零零四年擬派末期股息	12	**-**	**-**	**(105,061)**	**(105,061)**
於二零零四年十二月三十一日		**268,668**	**377,567**	**516,889**	**1,163,124**

本集團之繳入盈餘儲備代表本公司已發行股本票面值及根據本公司於一九九六年進行集團重組時所收購附屬公司之股本及股本溢價總額之差異。

本公司之繳入盈餘儲備代表本公司以交換附屬公司已發行股本而發行之股本票面值及於本公司集團重組時收購附屬公司之資產淨值總額之差異。根據百慕達公司法1981(經修訂),該等繳入盈餘於若干情況下可分派予各股東。

財 務 報 表 附 註

二零零四年十二月三十一日

33. 合併現金流量表附註

重大非現金交易

年內本集團訂立的固定資產融資租賃合約，在合約開始時之總資本額為397,000港元（二零零三年：2,938,000港元）。

34. 或有負債

於結算日起，未有在財務報表內撥備之或有負債如下：

	本集團		本公司	
	二零零四年 港幣千元	二零零三年 港幣千元	**二零零四年 港幣千元**	二零零三年 港幣千元
為附屬公司之銀行融資額提供擔保	**–**	–	**913,570**	942,546
附屬公司已使用以上銀行融資額	**–**	–	**42,592**	43,996
可追溯之貼現票據	**104,086**	7,537	**–**	–

35. 經營租約協議

(a) 作為出租人

本集團以經營租約形式出租其投資物業（見財務報表附註15），議定年期為2年，租約條款一般要求承租人提交保證金。

於二零零四年十二月三十一日，本集團根據不可撤銷經營租約而將來應收租客之最低租約付款如下：

	本集團	
	二零零四年 港幣千元	二零零三年 港幣千元
一年內	**204**	119
第二年至第五年（包括首尾兩年）	**119**	–
	323	119

財 務 報 表 附 註

二零零四年十二月三十一日

35. 經營租約協議(續)

(b) 作為承租人

本集團以經營租約形式承租若干機械，零售店舖及辦公物業。租約之議定年期由3年至6年。

於二零零四十二月三十一日，本集團根據不可撤經營租約而須於未來支付之最低租約付款如下：

	本集團	
	二零零四年 **港幣千元**	二零零三年 港幣千元
一年內	**279,282**	234,282
第二年至第五年(包括首尾兩年)	**513,501**	401,435
五年後	**184,345**	111,331
	977,128	747,048

36. 承擔

除上述附註35(b)列出之經營租約承擔外，本集團於結算日有以下承擔：

(a) 資本承擔

	本集團	
	二零零四年 **港幣千元**	二零零三年 港幣千元
已簽約但未計準備：		
在建工程	**47,781**	–
投資聯營公司	**12,900**	–
	60,681	–
已批准但未簽約：		
在建工程	**49,213**	–
投資聯營公司	**30,500**	46,930
	79,713	46,930
	140,394	46,930

財 務 報 表 附 註

二零零四年十二月三十一日

36. 承擔(續)

(b) 其他

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
外幣匯兑遠期合約	**4,848**	51,068

於結算日，本公司並無重大承擔。

37. 關連人士交易

除於董事局報告披露有關連交易外，本集團亦於年內與關連人士有以下重大交易：

		本集團	
		二零零四年	二零零三年
	附註	**港幣千元**	港幣千元
從一共同控制公司購入的原材料	(i)	**583**	–
付予共同控制公司的加工費	(ii)	**112,789**	55,559
付予聯營公司的加工費	(ii)	**43,056**	66,248
付予聯營公司的管理費	(iii)	**5,968**	–

附註：

(i) 董事認為採購乃根據與該共同控制公司給予其他顧客相若之條款及條件進行。

(ii) 加工費以共同控制公司及聯營公司發生的成本加標價計算。

(iii) 管理費以直接成本加標價計算。

財務報表附註

二零零四年十二月三十一日

38. 主要附屬公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之附屬公司。董事認為詳列其他附屬公司會令篇幅過於冗長。

主要附屬公司之詳情如下：

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零四年	二零零三年	主要業務
Glorious Sun Enterprises (BVI) Limited*	英屬處女島／香港	200美元	100	100	投資控股
Jeanswest (BVI) Limited	英屬處女島／香港	1美元	100	100	投資控股
Jeanswest International (L) Limited	馬來西亞／香港	1美元	100	100	投資控股
Glorious Sun Licensing (L) Limited	馬來西亞／香港	1美元	100	100	持有商標
Jeanswest Investments (Australia) Pty. Ltd.	澳洲	12,002,202澳元	100	100	投資控股
Jeanswest Wholesale Pty. Ltd.	澳洲	2澳元	100	100	買賣成衣
Jeanswest Corporation Pty. Ltd.	澳洲	11,000,000澳元普通股 1,000,000澳元A股份	100	100	在澳洲零售便服
Renher Pty. Ltd.	澳洲	2,200澳元普通股	100	100	在澳洲提供店舖租賃服務

財 務 報 表 附 註

二零零四年十二月三十一日

38. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零四年	二零零三年	主要業務
真維斯國際(香港)有限公司	香港/中國內地	10,000,000港元普通股	100	100	在中國內地零售便服
大進投資有限公司	香港/中國內地	10,000,000港元普通股	100	100	在中國內地零售便服
Glorious Sun Industries (BVI) Limited	英屬處女島/香港	1美元	100	100	投資控股
旭日製衣廠(香港)有限公司	香港	2,600,000港元普通股	100	100	買賣及製造成衣及提供管理服務
力佳實業有限公司	香港	200,000港元普通股	100	100	提供代理服務
大進國際貿易(香港)有限公司	香港	6,000,000港元普通股	100	100	買賣及生產成衣

財務報表附註

二零零四年十二月三十一日

38. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零四年	本集團應佔權益百分比 二零零三年	主要業務
柏健實業有限公司	香港	600,000港元普通股	100	100	進出口成衣
建裕投資有限公司	香港	2港元普通股	100	100	提供生產管理服務
大進製衣廠(惠州)有限公司**	中國內地	8,128,000美元已繳付6,128,000美元	100	100	製造成衣
新東江服飾(惠州)有限公司**	中國內地	4,923,000美元	100	100	生產及買賣成衣
明燈紡織有限公司	香港	10,000,000港元普通股	100	100	進口及分銷紡織品
Sparrow Apparels Limited#	孟加拉	10,000,000塔卡普通股	70	70	製造成衣
鎮安工貿有限公司	香港	10,000港元普通股	100	100	投資控股
鎮安國際貿易有限公司	香港	500,000港元普通股	50.4	50.4	買賣成衣及投資控股

財　務　報　表　附　註

二零零四年十二月三十一日

38. 主要附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零四年	二零零三年	主要業務
即隆貿易有限公司	香港	300,000港元普通股	50.4	50.4	進出口成衣
卓明發展有限公司	香港	1,000港元普通股	50.4	50.4	買賣布料及投資控股
萬倍投資有限公司	香港	1,460,000港元普通股	50.4	50.4	持有物業
Super Connection International Limited	英屬處女島／柬埔寨	1,000美元	50.4	50.4	提供管理服務
Recent Garments and Knitting Industries Ltd.#	孟加拉	100,000塔卡普通股	35.3##	35.3##	製造成衣
Shamoli Garments Limited#	孟加拉	10,000,000塔卡普通股	35.3##	35.3##	製造成衣
P.T. Crownfund Garment Factory #	印度尼西亞	1,000,000美元	47.9##	47.9##	製造成衣
Gennon (Cambodia) Garment Manufacturing Ltd. #	柬埔寨	500,000美元普通股	50.4	50.4	製造成衣
惠州新安製衣廠有限公司***	中國內地	5,000,000港元	48.4##	48.4##	製造成衣

財 務 報 表 附 註

二零零四年十二月三十一日

38. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零四年	二零零三年	主要業務
東莞明海織染廠有限公司**	中國內地	147,660,000港元 已繳付 121,043,763港元	50.4	50.4	提供漂染及針織服務
Recent Sweaters Limited#	孟加拉	200,000塔卡普通股	35.3##	35.3##	製造成衣
Rays The Glorious Investment (BVI) Limited	英屬處女島/香港	1美元	100	100	投資控股
豐源投資有限公司	香港	2港元 普通股	100	100	投資控股
石家莊常宏建築裝飾工程有限公司***	中國內地	2,100,000美元	65	65	室內裝修及翻新服務
泰州爵柏服飾有限公司***	中國內地	100,000港元	60	60	製造成衣

* 直接由本公司持有。

** 按中國法律登記為中外獨資企業之附屬公司。

*** 按中國法律登記為中外合資企業之附屬公司。

\# 不經由安永會計師事務所或其他安永國際成員公司審核。

\## 此為本公司非全資附屬公司持有之附屬公司,因本公司對於非全資附屬公司擁有控制權,該等公司亦被視為附屬公司。

財 務 報 表 附 註

二零零四年十二月三十一日

39. 主要共同控制公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之共同控制公司。董事認為詳列其他共同控制公司會令篇幅過於冗長。

所有共同控制公司皆通過附屬公司間接持有。

主要共同控制公司詳情如下：

公司名稱	公司結構	註冊登記／營運地點	本集團應佔權益百分比* 二零零四年	本集團應佔權益百分比* 二零零三年	主要業務
湖北長進製衣有限公司	公司形式	中國內地	30	30	製造成衣
湖北長旭製衣有限公司	公司形式	中國內地	30	30	製造成衣
南京江大服飾有限公司	公司形式	中國內地	45	45	製造成衣
明石染廠有限公司	公司形式	中國內地	40	40	提供漂染服務
湖北仙安製衣有限公司	公司形式	中國內地	15.1	15.1	製造成衣

所有共同控制公司均不經由安永會計師事務所或其他安永國際成員公司審核。

* 投票權及溢利分配的百分比與本集團應佔權益的百分比是相同的。

財務報表附註

二零零四年十二月三十一日

40. 聯營公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之聯營公司。董事認為詳列其他聯營公司會令篇幅過於冗長。

所有聯營公司皆通過附屬公司間接持有。

主要聯營公司詳情如下：

公司名稱	公司結構	註冊成立或登記／營運地點	本集團應佔權益百分比 二零零四年	二零零三年	主要業務
Glorious Sun Fashion Garment Mfg. Co. (Phil.) Inc.	公司形式	菲律賓	49.5	49.5	製造成衣
Rays Apparel (H.K.) Limited	公司形式	香港	35	35	提供代理服務
Rays Apparel, Inc.	公司形式	美國	35	35	入口及分銷成衣
瀝洋製衣(香港)有限公司	公司形式	香港	50	50	製造成衣
G.S–i.t Limited	公司形式	香港	50	50	投資控股
旭日極速聯營有限公司	公司形式	香港	50	50	零售便服

所有聯營公司均不經由安永會計師事務所或其他安永國際成員公司審核。

財 務 報 表 附 註

二零零四年十二月三十一日

41. 比較數字

若干比較數字經已重列，以符合本年度之呈報方式。

42. 財務報表之通過

本年度財務報表已於二零零五年四月十一日由董事會通過。

財　政　概　要

下列為本集團最近五個財政年度／期間摘錄自經審核財務報表之業績概要。

	截至二零零四年十二月三十一日止年度 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零二年三月三十一日止年度 港幣千元	截至二零零一年三月三十一日止年度 港幣千元
營業額	**3,583,751**	3,310,309	2,436,567	2,924,850	3,003,243
經營溢利（扣除融資成本）	**342,730**	318,544	215,916	235,008	307,043
應佔共同控制公司及聯營公司之溢利及虧損	**39,597**	45,666	25,720	32,329	45,742
除稅前溢利	**382,327**	364,210	241,636	267,337	352,785
稅項	**(107,965)**	(106,690)	(53,194)	(19,977)	(37,488)
未計少數股東權益前溢利	**274,362**	257,520	188,442	247,360	315,297
少數股東權益	**(54,287)**	(92,495)	(60,362)	(94,595)	(134,671)
股東應佔經常業務純利	**220,075**	165,025	128,080	152,765	180,626

財 政 概 要 （ 續 ）

下列為本集團最近五個財政年度／期間的資產，負債及少數股東權益概要，摘自已公佈之經審核報表及按需要重新分類。

	於二零零四年十二月三十一日 港幣千元	於二零零三年十二月三十一日 港幣千元	於二零零二年十二月三十一日 港幣千元	於二零零二年三月三十一日 港幣千元	於二零零一年三月三十一日 港幣千元
固定資產	**518,966**	510,842	483,671	470,640	513,058
投資物業	**1,900**	1,650	1,650	1,850	1,850
應佔共同控制公司及聯營公司權益	**186,247**	129,377	89,221	96,967	93,818
永久配額	**–**	1,165	1,540	2,217	2,868
遞延税項資產	**11,887**	–	–	–	–
流動資產	**2,313,374**	2,232,277	1,998,132	1,794,278	1,889,020
總資產	**3,032,374**	2,875,311	2,574,214	2,365,952	2,500,614
流動負債	**1,373,906**	1,283,908	1,092,865	914,912	1,051,303
計息銀行貸款	**23,017**	50,685	58,993	28,133	54,973
少數股東長期貸款	**9,400**	9,400	9,400	9,400	9,400
應付融資租賃款	**2,044**	3,037	2,264	1,904	1,445
遞延税項負債	**1,057**	1,750	2,019	527	527
總負債	**1,409,424**	1,348,780	1,165,541	954,876	1,117,648
少數股東權益	**149,890**	183,531	157,649	187,680	222,262
淨資產	**1,473,060**	1,343,000	1,251,024	1,223,396	1,160,704